Exhibit 99.1

Statutory Annual Report 2013

Contents

1	Board of Management

2	Supervisory Board

3	Supervisory Board Report

11	Corporate Governance Paragraph

33	Management Board Report

57	Directors’ Responsibility Statement

59	Consolidated Financial Statements

131	Company Financial Statements

143	Other Information

147	Information and Investor Relations

149	ASML Worldwide Contact Information

150	Definitions

A summary of all abbreviations and technical terms used in this Statutory Annual Report is set forth on page 150.

This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch FMSA.

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2014, ASML Holding N.V. All Rights Reserved

ASML STATUTORY ANNUAL REPORT 2013

ASML STATUTORY ANNUAL REPORT 2013

Board of Management1

Peter T.F.M. Wennink (1957)

President, Chief Executive Officer and

Member of the Board of Management

Appointed in 1999

Dutch nationality

Martin A. van den Brink (1957)

President, Chief Product and Technology Officer and

Member of the Board of Management

Appointed in 1999

Dutch nationality

Frits J. van Hout (1960)

Executive Vice President, Chief Program Officer and

Member of the Board of Management

Appointed in 2009

Dutch nationality

Frédéric J.M. Schneider-Maunoury (1961)

Executive Vice President, Chief Operations Officer and

Member of the Board of Management

Appointed in 2010

French nationality

1)	Mr. Nickl’s appointment to ASML’s Board of Management is subject to the notification of the AGM, scheduled to be held on April 23, 2014.

ASML STATUTORY ANNUAL REPORT 2013	1

Supervisory Board

Arthur P.M. van der Poel (1948)

Chairman

Former member of the Board of Management of Royal Philips Electronics N.V.

First appointed 2004

Current term until 2016

Dutch nationality

Fritz W. Fröhlich (1942)

Vice Chairman

Former Deputy Chairman and Chief Financial Officer of Akzo Nobel N.V.

First appointed 2004

Current term until 2014

German nationality

Hendrika (leke) C.J. van den Burg (1952)

Member of the Dutch Monitoring Committee Corporate Governance Code

First appointed 2005

Current term until 2015

Dutch nationality

OB Bilous (1938)

Former General Manager and Vice President Worldwide Manufacturing of IBM’s Microelectronics Division

First appointed 2005

Current term until 2014

United States nationality

Pauline F.M. van der Meer Mohr (1960)

President of the Executive Board of the Erasmus University Rotterdam

First appointed 2009

Current term until 2017

Dutch nationality

Wolfgang H. Ziebart (1950)

Group Engineering Director of Jaguar Land Rover Ltd.

First appointed 2009

Current term until 2017

German nationality

Clara (Carla) M.S. Smits-Nusteling (1966)

Former CFO and member of the Board of Management of Royal KPN N.V.

First appointed 2013

Current term until 2017

Dutch nationality

Douglas A. Grose (1950)

Former CEO of Global Foundries

First appointed 2013

Current term until 2017

United States nationality

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Supervisory Board Report

In this section of the 2013 Statutory Annual Report of ASML, the Supervisory Board reports on its activities in 2013, and on the information required to be provided in this report based on the Code.

Overview of 2013

2013 was an exciting year for ASML with the execution of the CCIP and the integration of Cymer into ASML after the acquisition was successfully completed on May 30, 2013. These transactions were entered into with the main purpose to accelerate the development of next generation lithography technologies. In 2013, important progress was made with the EUV technology. ASML also delivered next generation immersion systems supporting multiple patterning requirements for the next few years. The value of holistic litho products further increased. Also from a financial point of view, 2013 was a good year for ASML with net sales of EUR 5,245.3 million and net income of EUR 1,193.8 million. In 2013, ASML returned more than EUR 500 million cash to shareholders through combined dividend and share buybacks. Both the CCIP as well as the integration of Cymer resulted in additional projects and work for ASML, requiring additional technically skilled and qualified resources, which remains a key challenge for ASML. The ASML workforce grew to 13,225 employees (FTE) in 2013.

The Supervisory Board extensively discussed these topics throughout the year. Another important topic in 2013 for the Supervisory Board and its Selection and Nomination Committee, were the preparations for the leadership changes within the Board of Management, as published in April 2013.

On July 1, 2013, Mr. E. (Eric) Meurice stepped down as ASML’s President and CEO, and at that same date, Mr. P.T.F.M. (Peter) Wennink was appointed President and CEO, whereas Mr. M.A. (Martin) van den Brink was appointed President and CTO, this constituting dual leadership in ASML. Mr. Meurice agreed to continue as Chairman of ASML Holding N.V. to act as adviser to ASML’s leadership and Supervisory Board until the end of his employment contract on March 31, 2014, ensuring a smooth and comprehensive transition. Mr. Wennink continued to act as interim CFO, until the appointment of his successor. Per December 1, 2013, Mr. W.U. (Wolfgang) Nickl joined ASML as successor of Mr. Wennink and was appointed EVP and CFO of ASML. The notification of his appointment as member of ASML’s Board of Management for a period of four years will be put on the 2014 AGM agenda.

In view of the expiration of Mr. F.J.M. (Frederic) Schneider-Maunoury’s first four year term as member of ASML’s Board of Management per the 2014 AGM, the Supervisory Board discussed the extension of his tenure as member of ASML’s Board of Management. In view of his valuable contribution to ASML’s Board of Management in the past four years, the Supervisory Board decided to extend Mr. Schneider-Maunoury’s membership on ASML’s Board of Management for another term of four years, subject to notification to the 2014 AGM.

The employment agreements of Messrs. Wennink and Van den Brink were amended per July 1, 2013 to change their appointment from an indefinite term to a definite term of four years. The reappointment term will come into effect upon notification to the 2014 AGM. In addition, another amendment to the employment agreements was the inclusion of a severance payment, if any, not exceeding one year base salary. Both amendments were made to comply with the Code. In light of the reappointment of Mr. Schneider-Maunoury and the appointment of Mr. Nickl per the 2014 AGM, both have been offered management services agreements, in line with the Law on Management and Supervision, which came into effect on January 1, 2013.

Another topic in 2013 was the composition of the Supervisory Board. Ms. C.M.S. (Carla) Smits-Nusteling and Mr. D.A. (Doug) Grose were appointed as new members of the Supervisory Board at the 2013 AGM.

Further discussions took place in light of the succession planning of the members of the Supervisory Board who will retire based upon the Supervisory Board’s rotation schedule in 2014 and subsequent years. For the fulfillment of vacancies in the Supervisory Board several factors are taken into consideration, among others the intention included in the Supervisory Board’s profile for at least 30 percent representation of each gender in ASML’s Supervisory Board, which was reached with the appointment of Ms. Smits-Nusteling, but also specific requirements included in the profiles for these positions. Important requirements relate to relevant knowledge of and experience with lithography for the semiconductor industry.

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Meetings and Activities of the Supervisory Board

The Supervisory Board held six - scheduled - physical meetings in 2013; three scheduled conference calls were held for the purpose of discussing the quarterly results and the press releases related thereto. In addition, several informal meetings and telephone calls took place among Supervisory Board and/or Board of Management members to consult with each other on various topics.

The physical Supervisory Board meetings and meetings of the Supervisory Board Committees are held during several days, thus ensuring sufficient time for the meetings and discussion on specific themes, such as management development, operational performance and strategy.

To continuously stay abreast of the developments in the semiconductor market, the Board of Management provides the Supervisory Board each meeting with an overview of the market situation at that moment, expectations for the near future, the development of ASML’s share price and investor/analyst feedback on ASML. Other topics addressed during the 2013 Supervisory Board meetings were among others ASML’s business risks; investor relations; business priorities; the corporate objectives and targets; and management development and succession planning. Twice per year, the budget is reviewed by the Supervisory Board.

The Supervisory Board also reviewed ASML’s Corporate Responsibility strategy, including the actions (to be) implemented to achieve the targets set with respect to the Corporate Responsibility strategy. Corporate Responsibility was also addressed in the Remuneration Committee as sustainability is a long term qualitative target for the members of the Board of Management.

The attendance rate both of the Supervisory Board meetings and of the meetings of the four Committees was close to 100 percent.

In general, after each Supervisory Board meeting, the Supervisory Board members meet inter se to discuss for example the functioning of the Supervisory Board and of the Board of Management and its members; and any other topics deemed important at that time, such as the imminent changes in the composition of the Supervisory Board.

During all physical meetings of the Supervisory Board, most Board of Management members were present. Also outside the meetings, members of the Supervisory Board and its Committees interacted regularly with the Board of Management and the individual members. Also, several informal meetings and telephone calls took place among Supervisory Board members to consult with each other on various topics.

Annually, the Supervisory Board and each of its Committees perform an evaluation related to the functioning of the Supervisory Board, its Committees, the individual members and the Supervisory Board’s chairman, as well as the functioning of the Board of Management and the individual members. Also the composition of both bodies is addressed. In 2013, an in-depth evaluation of the Supervisory Board was performed this time by an external party by means of a questionnaire and individual interviews, based upon which a report of the results was prepared. Items assessed and subsequently discussed included: composition of the Supervisory Board; the meeting and decision-making processes, the individual contribution and the relationship with Board of Management. In addition to the self-assessment by the Supervisory Board members, input was also solicited and received from the members of the Board of Management, the Company Secretary and the external auditor.

The main conclusions of the evaluation were extensively discussed in the Supervisory Board, and subsequently, to the extent relevant, in the various committees and with the Board of Management.

The Supervisory Board has embedded this evaluation process in its processes and activities as the Supervisory Board attaches great value to the evaluations. They ensure continuous focus on the quality of the activities, composition and functioning of the Supervisory Board and its Committees and relationship with the Board of Management.

Furthermore, as is done each year, also in 2013 a delegation of the Supervisory Board met twice with the Works Council of ASML Netherlands B.V. The topics of these meetings generally evolve around important internal and external developments relevant for ASML and their employees, ASML’s financial position and ASML’s strategy. In 2013, focus was on EUV and the overall performance of ASML; the composition of the Supervisory Board; the remuneration of the Board of Management; and the changes in leadership structure and its impact on the ASML organization. The Supervisory Board considers these meetings a valuable contribution to its activities for ASML.

For further details on the structure, organization and responsibilities of the Supervisory Board, reference is made to the Corporate Governance Paragraph of this Statutory Annual Report.

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Composition of the Supervisory Board

Currently, the Supervisory Board consists of eight members. Four of the Supervisory Board members have the Dutch nationality, two members have the German nationality and two members have the United States nationality. Three of the eight Supervisory Board members are female. The average age is 62 years, whereby the ages vary from 47 to 75 years.

In 2013, Messrs. Westerburgen and Siegle retired from the Supervisory Board per the AGM of April 24, 2013. In addition, Mmes. Van den Burg and Van der Meer Mohr as well as Mr. Ziebart also retired by rotation. In line with the Supervisory Board’s rotation schedule, Ms. Van den Burg was reappointed for a maximum period of two years, and Ms. Van der Meer Mohr and Mr. Ziebart were reappointed for a maximum term of four years. With respect to the reappointment of Mmes. Van den Burg and Van der Meer Mohr, ASML’s Works Council had a strengthened recommendation right. Mr. Grose and Ms. Smits-Nusteling were first appointed per the AGM on April 24, 2013. Messrs. Bilous and Fröhlich will retire by rotation per the 2014 AGM. Mr. Fröhlich indicated that he is available for reappointment.

Supervisory Board Committees

The Supervisory Board has installed four Committees: an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Each Committee operates pursuant to its charter, which is based on the rules and regulations of the Code, but also reflects practices developed over the years. The responsibilities and authorities of the Committees are based on a mandate of the Supervisory Board, whereas the Supervisory Board retains full responsibility for the activities of the four Committees. The Committees prepare the decisions to be made by the full Supervisory Board, each in its own field of expertise.

In the plenary Supervisory Board meetings, the Chairman of each Committee provides a report, verbally and/or in writing, on the topics discussed during the Committee meetings. In addition, the minutes of the Committee meetings are available for all Supervisory Board members, so that they have all information sufficient to understand ASML’s current state of affairs, thus ensuring that the full Supervisory Board is able to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Ms. Smits-Nusteling. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

In 2013, the Audit Committee met four times and held four conference calls. Three calls were held to discuss the quarterly results and the related press release; one call was held for the purpose of discussing the results of the year- end audits US GAAP and IFRS-EU.

The Audit Committee focused in 2013 especially on the purchase price allocation with respect to the acquisition of Cymer, the impact of the acquisition on ASML’s financial position and results of operations, and a number of projects resulting from the execution of ASML’s financing and return policy, such as the renewal and increase of the credit facility, the issue of the 2023 Eurobond, the partial tender of the existing 2017 Eurobond and the Share Buyback program. A recurring topic for the Audit Committee is revenue recognition.

In general, the Audit Committee continuously monitors the activities of the Corporate Risk & Assurance (Internal Audit) department with respect to ASML’s risk management. In addition, the Audit Committee also monitors ASML’s internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee reviews and approves the audit plans of the internal and external auditors and monitors their audit activities. Annually, the Audit Committee reviews ASML’s tax strategy, tax systems and tax planning; investor relations; ASML’s management of the IT landscape; and the activities of ASML’s Disclosure Committee.

The Audit Committee (and Supervisory Board) agree with ASML’s conservative principles with respect to its financing policy and return policy, which helps ASML to respond properly to the highly cyclical nature of the semiconductor equipment industry.

With respect to the external auditor’s Management Letter over the financial year 2012, the Audit Committee confirms that no remarks were made in the Management Letter that need to be mentioned in this report.

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As communicated in the 2012 Annual Report, the Audit Committee resolved to conduct extensive assessments with respect to the performance of the external auditor on a bi-annual basis. As the latest extensive assessment was conducted end 2011/early 2012, the Audit Committee again conducted an extensive assessment over 2013 by means of questionnaires to members of the Audit Committee and ASML senior management. As part of the evaluation process, the following items were taken into consideration among others: the quality of the audit work and auditor’s report, the sufficiency and fulfillment of the audit engagement, the independence of the auditors, the expertise and composition of the audit team, and the audit fee. A report of the findings was discussed by the Audit Committee with the external auditor. Based on the positive outcome of the evaluation, the annual request to reappoint the auditor will be proposed for approval to the 2014 AGM.

In a number of meetings, the changes in the laws related to the audit profession and the consequences for external auditors in general and for ASML’s external auditor specifically were discussed.

In order to comply with the mandatory firm rotation, a new auditor will be selected in 2014. The appointment of a new auditor per January 1, 2016, will be proposed for approval to the 2015 AGM.

Selection and Nomination Committee

The current members of ASML’s SNC are Mr. Bilous (Chairman), Mr. Grose, Mr. Fröhlich and Mr. Van der Poel. The SNC held three scheduled meetings and several additional meetings on an ad-hoc basis in 2013.

As indicated above, the SNC prepared the decision for the Supervisory Board for the leadership succession within the Board of Management. The appointment of the Presidents constituted dual leadership within ASML. The SNC also prepared the decision with respect to the extension of Mr. Schneider-Maunoury’s appointment term as member of the Board of Management. The composition of the Supervisory Board was also extensively discussed, and attention was paid to the future composition of the Supervisory Board. In addition, the SNC prepared the selection of Mr. Nickl as successor of Mr. Wennink as CFO of ASML.

Other discussion items in 2013 were the ‘regular’ topics such as management development and talent management; and the functioning of the individual members of the Supervisory Board and the Board of Management.

The Selection and Nomination Committee is also responsible for monitoring Corporate Governance developments.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Ziebart (Chairman), Ms. Van den Burg and Ms. Van der Meer Mohr.

In 2013, the Remuneration Committee met three times in scheduled meetings, either in person or via conference call, and several additional meetings were held on an ad-hoc basis in 2013. An important item discussed in the first months of 2013 was the revision of the 2010 Remuneration Policy. A working group, in which also an external expert participated, prepared the 2014 Remuneration Policy as approved by the Supervisory Board and adopted by the AGM on April 24, 2013. Reference is made to the paragraph below on the remuneration for the Board of Management and the outline of the 2013 Remuneration Report for more details on this topic.

Other topics discussed in 2013 included: the share and option plans for the employees; the targets and remuneration package for the Board of Management, the termination of Mr. Meurice’s employment contract per March 31, 2014 and the consequences thereof for his remuneration package, the remuneration for the Presidents and for the new CFO, benchmark on SB remuneration, and the 2013 Remuneration Report. Details of the remuneration package of Mr. Meurice can be found in Note 31 of the Consolidated Financial Statements.

In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviewed and proposed to the Supervisory Board the 2013 targets for the Board of Management and also provided its recommendations to the Supervisory Board with respect to the achievement of the 2013 targets and related appropriate compensation levels for the Board of Management members over the financial year 2013.

An external advisor in the field of remuneration for members of Boards of Management assisted the Remuneration Committee in its activities. This external advisor does not provide remuneration advice to the Board of Management.

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Technology and Strategy Committee

The current members of ASML’s Technology and Strategy Committee are Mr. Bilous (Chairman), Mr. Grose, Mr. Van der Poel, and Mr. Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside ASML. In 2013 four external advisors and three internal advisors participated in the Committee meetings. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings. The Technology and Strategy Committee held four scheduled meetings either in person or by conference call in 2013. In general, the physical meetings last a full day. One meeting was held for the purpose of discussing the technology targets for the Board of Management; the achievements related thereto were discussed in another meeting.

The Technology and Strategy Committee reviews and advises the Supervisory Board on specific ASML technology matters important at that time and discusses the proposals for ASML’s future product- and technology strategies. The Technology and Strategy Committee is instrumental in preparing the decisions and/or advice for the Supervisory Board related to these topics. Important topics this year were the execution and implementation of programs and initiatives resulting from the CCIP and Cymer. Besides EUV, other topics of discussion included matters related to Immersion, 450 mm, DUV and Applications.

For a further description of the responsibilities of the Supervisory Board Committees, reference is made to the Corporate Governance Paragraph of this Statutory Annual Report.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 31 to the Consolidated Financial Statements. In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance. The Supervisory Board remuneration is not dependent on ASML’s financial results. None of the members of the Supervisory Board own shares or options on ASML’s shares. We had not granted any loans to, nor had we granted any guarantees in favor of, any of the members of the Supervisory Board.

Composition of the Board of Management

The Board of Management currently consists of four members. As mentioned earlier in this report, the Supervisory Board extended the appointment term of Mr. Van Hout for four more consecutive years per the AGM 2013. The Supervisory Board will extend the appointment term of Mr. Schneider-Maunoury for four years upon notification to the 2014 AGM. Mr. Nickl started as EVP and CFO per December 1, 2013, and will be appointed as member of the Board of Management upon notification to the 2014 AGM. For further details and a biography of the members of the Board of Management, see page 1 of this Statutory Annual Report.

Remuneration of the Board of Management

General

In 2013, the General Meeting of Shareholders adopted an update of the Remuneration Policy for the Board of Management per January 1, 2014. For 2013, the 2010 Remuneration Policy still applies. The Remuneration Committee oversees the development and implementation of compensation and benefit programs for the Board of Management, as well as the compensation levels for the individual members of the Board of Management. It provides advice to the Board of Management on the policy and implementation of the compensation for senior management below the Board of Management.

The Remuneration Committee reviews the corporate objectives and targets relevant to the compensation of all members of the Board of Management. It ensures that targets for the Board of Management and senior management are aligned and support the long-term strategy of ASML. These targets relate to technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people, the three main pillars of long term value creation at ASML. The Remuneration Committee cooperates with the Audit Committee and the Technology and Strategy Committee in setting the targets. The Remuneration Committee evaluates the achievements of the Board of Management with respect to those objectives and targets (again, in cooperation with the Audit Committee and the Technology and Strategy Committee), and it provides recommendations to the Supervisory Board on the resulting compensation levels for the members of the Board of Management. Details of the remuneration targets and their link to the ASML long term strategy can be found in the 2013 Remuneration Report.

ASML STATUTORY ANNUAL REPORT 2013	7

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (Ultimum Remedium - provision 11.2.10). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause - provision 11.2.11).

Outline 2013 remuneration report

In summary, total remuneration for members of the Board of Management is derived from the median level of the appropriate top executive pay market (a reference market consisting of a group of European companies mainly in the ICT and Technology sector) and consists of (i) base salary; (ii) short term performance incentives (in cash); (iii) long term performance incentives (in shares) and (iv) other benefits. The payout of the cash incentive and vesting of performance shares is dependent on the achievement of predetermined financial and non-financial performance criteria.

By applying the following ratio as defined in the 2010 Remuneration Policy, the structure of Total Direct Compensation is aimed at balancing short and long term performance and to align remuneration with long term value creation: 100-75-80 for the CEO, where base salary is 100; the target short term performance related cash incentive is 75 (as of July 1, 2013, STI for CEO is 60); long term performance shares are 80. For the other members of the Board of Management this ratio is 100-60-80. The maximum payout - in case of overachievement of pre-defined targets - for the performance shares is 146.25 percent for all members of the Board of Management.

Gratitude to ASML Employees

The Supervisory Board would like to thank and recognize all ASML employees including the temporary work force who have been able to again achieve so much this past year: the progress with EUV, the efforts made to supply to the demand and the great overall results of ASML. The Supervisory Board acknowledges that the execution of the CCIP and the additional work resulting from the merger with Cymer requires extra efforts from the ASML employees, and also realizes the pressure that the extreme swings in demand and in the continuing demand for leading-edge technology put on ASML employees. Therefore, the Supervisory Board wants to express its appreciation for all the efforts and achievements of ASML employees throughout these years.

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Information on Supervisory Board Members

Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.

OB Bilous
Gender	:	Male
Age	:	75
Profession	:	Former General Manager and Vice President Worldwide Manufacturing of IBM’s Microelectronics Division
Principal position	:	Retired
Nationality	:	United States
Other relevant positions	:	Board member Nantero, Inc.
First appointed	:	2005
Current term until	:	2014

H.C.J. van den Burg
Gender	:	Female
Age	:	61
Profession	:	Former member of the European Parliament
Principal position	:	Member of the Dutch Monitoring Committee Corporate Governance Code
Nationality	:	Dutch
Other relevant positions	:	Chairperson of the Monitoring Foundation Dutch Insurance Companies, member of the Advisory Boards of the Dutch Data-Protection Authority and the Dutch National Register Supervisory Directors, member of the Advisory Scientific Committee European Systemic Risk Board (ECB Frankfurt) and member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs)
First appointed	:	2005
Current term until	:	2015

F.W. Fröhlich
Gender	:	Male
Age	:	71
Profession	:	Former Deputy Chairman and CFO of Akzo Nobel N.V.
Principal position	:	Retired
Nationality	:	German
Other relevant positions	:	Chairman of the Supervisory Board of Randstad Holding N.V., member of the Supervisory Boards of Allianz Nederland N.V. and Rexel SA, member of the Board of Directors of Prysmian Group.
First appointed	:	2004
Current term until	:	2014

D.A. Grose
Gender	:	Male
Age	:	63
Profession	:	Former CEO of GlobalFoundries
Principal position	:	Retired
Nationality	:	United States
Other relevant positions	:	Member of the Board of Directors of SBA Materials, Inc.
First appointed	:	2013
Current term until	:	2017

P.F.M. van der Meer Mohr
Gender	:	Female
Age	:	53
Profession	:	President of the Executive Board of the Erasmus University Rotterdam
Nationality	:	Dutch
Other relevant positions	:	Member of the Supervisory Boards of Royal DSM N.V. and Duisenberg School of Finance, chairperson of the Executive Board of the Fulbright Center
First appointed	:	2009
Current term until	:	2017

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C.M.S. Smits-Nusteling
Gender	:	Female
Age	:	47
Profession	:	Former CFO and member of the Board of Management of Royal KPN N.V.
Nationality	:	Dutch
Other relevant positions	:	Member of the Supervisory Board of Tele2 AB
First appointed	:	2013
Current term until	:	2017

A.P.M. van der Poel
Gender	:	Male
Age	:	65
Profession	:	Former member of the Board of Management of Royal Philips Electronics
Principal position	:	Retired
Nationality	:	Dutch
Other relevant positions	:	Member of the Board of Directors of Gemalto Holding N.V., member of the Supervisory Board of Royal HaskoningDHV B.V. and Chairman of the Supervisory Board of BDR Thermea
First appointed	:	2004
Current term until	:	2016

W.H. Ziebart
Gender	:	Male
Age	:	64
Profession	:	Former President and CEO of Infineon Technologies A.G.
Principal position	:	Group Engineering Director, Jaguar Land Rover Limited
Nationality	:	German
Other relevant positions	:	Chairman of the Supervisory Board of Nordex SE
First appointed	:	2009
Current term until	:	2017

Company Secretary	:	Mr. R.F. Roelofs
Appointed	:	2002

Deputy Company Secretary	:	Ms. G.C.M. Keizer / Ms. S.A.M. ten Haaf
Appointed	:	2004 / 2013

The Supervisory Board,

Veldhoven, February 11, 2014

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Corporate Governance Paragraph

I. General1

ASML Holding N.V. is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Dutch law. Since 1995, ASML’s shares are listed on NYSE Euronext Amsterdam and also on NASDAQ.

We continuously monitor and assess applicable Dutch, U.S. and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code. Because we are also listed on NASDAQ, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC.

For the full text of the Code, please refer to the website www.commissiecorporategovernance.nl. For the full text of the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC, see www.sec.gov/about/laws/soa2002.pdf, http://nasdaq.cchwallstreet.com, and www.sec.gov/about.shtml respectively.

ASML’s Supervisory Board and Board of Management, who are responsible for our corporate governance structure, will continue their efforts to ensure that our practices and procedures comply with both U.S. and Dutch corporate governance requirements. In this paragraph, we address our corporate governance structure, thereby referring to the principles and best practices set forth in the Code, as well as with the applicable laws with respect to corporate governance. Our Supervisory Board and Board of Management are of the opinion that ASML complies with all recommendations in the Code. However, we have provided explanations with respect to one recommendation, as our practice with respect to that recommendation could be perceived as non-compliant with the Code.

Material changes in the corporate governance structure of ASML and/or in its compliance with the Code will be discussed at our AGM as a separate agenda item.

1	This Corporate Governance Paragraph also includes the information that is required to be disclosed pursuant to article 2a of the Decree of 23 December 2004 regarding further provisions on the substance of annual reports.

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II. Board of Management

Role and Procedure

ASML’s Board of Management is responsible for managing ASML, under the chairmanship of its President and CEO and the President and CTO, constituting dual leadership. The current Board of Management comprises four members. Mr. Nickl joined ASML as EVP and CFO per December 1, 2013; the Supervisory Board intends to appoint Mr. Nickl as member of ASML’s Board of Management for a period of four years after the notification to the AGM on April 23, 2014.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of our strategy, our risk profile and policies, the achievement of our objectives, our results and the corporate social responsibility aspects relevant to ASML.

In fulfilling its management tasks and responsibilities, the Board of Management considers the interests of ASML and the business connected with it, as well as the interests of our stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

ASML has a two-tier board structure: the Supervisory Board supervises and advises the Board of Management in the execution of its tasks and responsibilities. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. Besides the information provided in the regular meetings, the Board of Management keeps the Supervisory Board frequently informed on developments relating to ASML’s business, financials, operations, and industry developments in general.

Important decisions of the Board of Management that require the approval of the Supervisory Board are, among others:

•	the operational and financial objectives;
•	the strategy designed to achieve the objectives;
•	the parameters to be applied in relation to the strategy to achieve the objectives; and
•	corporate social responsibility issues that are relevant to ASML.

The main elements of the operational and financial objectives, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the “risk factors” section of the 2013 Statutory Annual Report, we describe the sensitivity of our results to both external as well as internal factors and variables.

The Rules of Procedure for the Board of Management contain - among other topics - the general responsibilities of the Board of Management, the relationship with the Supervisory Board and various stakeholders, the decision making process within the Board of Management, and also the logistics surrounding the meetings. The Rules of Procedure are posted in the Corporate Governance section on our website.

Appointment, Other Functions

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and upon notification to the General Meeting of Shareholders. Members of the Board of Management are appointed for a period of four years, where after reappointment is possible.

On July 1, 2013, Mr. E. (Eric) Meurice stepped down as ASML’s President and CEO , and at that same date, Mr. P.T.F.M. (Peter) Wennink was appointed President and CEO, whereas Mr. M.A. (Martin) van den Brink was appointed President and CTO, this constituting dual leadership in ASML. Mr. Meurice agreed to continue as Chairman of ASML Holding N.V. and to act as adviser to ASML’s leadership and Supervisory Board until the end of his employment contract on March 31, 2014, ensuring a smooth and comprehensive transition. Mr. Wennink continued to act as interim CFO, until the appointment of his successor. Mr. Nickl joined ASML per December 1, 2013, as successor of Mr. Wennink and was appointed EVP and CFO of ASML. As stated above, the notification of his intended appointment as member of ASML’s Board of Management for a period of four years will be put on the 2014 AGM agenda.

The employment agreements of Messrs. Wennink and Van den Brink were amended per July 1, 2013 to change their appointment from an indefinite term to a definite term of four years. The reappointment term will come into effect upon notification to the 2014 AGM. In addition, another amendment to the employment agreements was the inclusion of a severance payment, if any, not exceeding one year base salary. Both amendments were made to comply with the Code.

The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting of Shareholders.

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Pursuant to newly adopted Dutch legislation which entered into force on January 1, 2013, a member of the Board of Management may not be a Supervisory Board member in more than two other qualified legal entities (“Large Company”). A member of the Board of Management may never be the chairman of a supervisory board of a Large Company. Board of Management members may only accept a Supervisory Board membership of another Large Company after having obtained prior approval from the Supervisory Board. Members of the Board of Management are also required to notify the Supervisory Board of other important functions held or to be held by them. Currently, no Board of Management member has more than two Supervisory Board memberships in other Large companies. No current member of the Board of Management is chairman of a supervisory board of a Large company.

This same legislation requires a Dutch public limited liability company qualifying as a Large Company, to pursue a policy of having at least 30.0 percent of the seats on the executive board be held by each gender to the extent these seats are held by natural persons. In the selection process of the new CFO and intended member of the Board of Management in 2013, ASML took this rule into consideration, as well as other required skills and competences of the candidate. In case of future appointments of members of the Board of Management, ASML shall continue to take this 30.0 percent rule into consideration.

Internal Risk Management and Control Systems, External Factors

The Board of Management is responsible for ensuring that ASML complies with applicable legislation and regulations. It is also responsible for the financing of ASML and for managing the internal and external risks related to its business activities.

The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational, business continuity and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.

To help identifying risks, ASML uses a formal risk management approach, consisting of a set of risks definitions (ASML Risk Landscape) which are reviewed and discussed by the CRSB on a quarterly basis. The CRSB was introduced during the course of 2013, is chaired by the Chief Operations Officer and consists of ASML senior management, including the CEO and CFO. Based on the review, actions are initiated to further enhance ASML’s risk mitigation. These actions are monitored via the CRSB. Outcomes of the reviews and progress updates are reported to the Audit Committee annually.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence our operational and financial objectives and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in this Statutory Annual Report.

ASML does not rank the individual risks identified in our Management Board Report, as ASML is of the opinion that doing so defies the purpose of a comprehensive risk assessment and it would be arbitrary of nature since all risks mentioned have significant relevance for ASML and its business.

ASML publishes two annual reports in respect of the financial year 2013 (“2013 Annual Reports”): this Statutory Annual Report in accordance with the Dutch legal requirements and IFRS-EU and an Annual Report on Form 20-F in accordance with U.S. securities laws, based on U.S. GAAP. Both Annual Reports describe the same risk factors that are specific to the semiconductor industry, ASML and our shares. ASML also provides sensitivity analyses by providing:

•	a narrative explanation of our Financial Statements;
•	the context within which financial information should be analyzed; and
•

information about the quality, and potential variability, of our earnings and cash flow. In our “In Control Statement” (as part of the Director’s Responsibility Statement), as included in this Statutory Annual Report, the Board of Management addresses our internal risk management and control systems.

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With respect to the process of drafting annual reports, we have extensive guidelines for the lay-out and the content of our reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report and the Consolidated Condensed Interim Financial Statements, ASML follows the requirements of Dutch law and regulations, including preparation of the Consolidated Financial Statements in accordance with IFRS-EU. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act of 1934, and prepares the Financial Statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.

ASML’s Internal Control Committee, comprising among others three members of the Disclosure Committee, advises ASML’s Disclosure Committee about their assessment of ASML’s internal control over financial reporting. The Chairman of the Internal Control Committee reports to the Audit Committee and to the Board of Management on the progress of the assessments.

ASML’s Disclosure Committee, consisting of various members of senior management from different functional areas within ASML, reports to and assists ASML’s CEO and CFO in the maintenance, review and evaluation of disclosure controls and procedures. The Disclosure Committee’s main responsibility is to ensure compliance with applicable disclosure requirements arising under United States and Dutch law and applicable stock exchange rules. The Chairman of the Disclosure Committee reports to the Audit Committee and to the CEO and CFO on the topics discussed in the Disclosure Committee meetings and advises ASML’s CEO and CFO about its assessment of ASML’s disclosure controls and procedures and internal control over financial reporting.

Code of Conduct

Part of ASML’s risk management and control system is ASML’s Code of Conduct. The Code of Conduct describes what ASML stands for and believes in, and is translated into specific policies and procedures that contain rules and guidance on compliance with external and internal rules, laws, controls and processes.

Concerns and complaints can be submitted through various internal channels as well as an external party, which provides for anonymous reporting.

Code of Conduct related topics, as well as submitted complaints, if any, are discussed in the Audit Committee.

The Code of Conduct and the Reporting Procedure (including whistleblower procedures) are available on the Corporate Governance section of our website.

Remuneration of the Board of Management

With respect to the remuneration of the Board of Management, the Supervisory Board is of the opinion that the 2010 Remuneration Policy was drafted in accordance with the Code, and that the execution of the Policy is also in line with the Code, with the (potential) exception as mentioned more specifically at the end of this Corporate Governance Paragraph. At the 2013 AGM a new Remuneration Policy of the Board of Management (“2014 Remuneration Policy”) was adopted by the shareholders which will come into force per January 2014.

Performance Criteria

Even though this is not a deviation from the Code, as the Code stipulates that not disclosing the performance criteria (best practice provisions 11.2.13 f) and g) because of competition sensitiveness is justified, we hereby want to provide our reasons for not providing all information as included in the best practice provisions mentioned above.

ASML provides the quantitative performance criteria, a summary and account of the methods to determine the achievement of the performance criteria, and also the ultimate achievement level of the quantitative and qualitative performance criteria. However, we cannot provide the exact performance criteria data, nor the levels of achievement per performance criterion, as this concerns highly competitive information, such as targets related to our technology, market position, etc. The Supervisory Board deems it its responsibility to set the actual targets and to determine the level of achievement of these targets for the variable part of the remuneration of the Board of Management. The AGM endorsed this position in its meeting on March 23, 2006 for the 2010 Remuneration Policy, and on April 24, 2013 for the 2014 Remuneration Policy, effective per January 1, 2014.

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For more details about the Board of Management’s remuneration, its composition, and other relevant elements, reference is made to the 2010 Remuneration Policy and the Remuneration Report for the 2013 financial year (both published on our website), the Report of the Supervisory Board and Note 31 of this Statutory Annual Report.

The external auditor performs agreed-upon procedures on the targets achieved to assess compliance with the Remuneration Policy.

Insider Trading

With respect to trading in ASML financial instruments, ASML employees, ASML Board of Management members and ASML Supervisory Board members are bound by ASML’s Insider Trading Rules, which are published on our website. The ASML Insider Trading Rules stipulate, among other items, that members of the Board of Management may not trade during the two months preceding the publication of the annual results, and during the three weeks before publication of quarterly results. In addition, employees of ASML, including the members of the Board of Management, may not perform transactions in ASML financial instruments during the open periods when they have inside information.

Indemnification

ASML’s Articles of Association provide for the indemnification of the members of the Board of Management against claims that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements for each Board of Management member.

Conflicts of Interest

Conflicts of interest procedures are incorporated in the Board of Management’s Rules of Procedure and reflect the principle and best practice provisions of the Code with respect to conflicts of interest.

There have been no transactions during 2013, and there are currently no transactions, between ASML or any of our subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof, other than ordinary course compensation arrangements.

III. Supervisory Board

Role and Procedure

As mentioned before, ASML’s Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. Our Supervisory Board also supports the Board of Management with its advice. As ASML has and intends to keep a two-tier structure, the Supervisory Board is a separate and independent body from the Board of Management and from ASML. Under Dutch law and per the Code, Supervisory Board members cannot be members of the Board of Management and cannot be (former) officers or employees of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

•	the achievement of ASML’s objectives;
•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;
•	the structure and operation of internal risk management and control systems;
•	the financial reporting process;
•	compliance with applicable legislation and regulations;
•	relationship with shareholders; and
•	the corporate social responsibility issues important for ASML.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board selects and appoints new Board of Management members, prepares the remuneration policy for the Board of Management, and decides on the remuneration for the individual members of the Board of Management. Also, the Supervisory Board is the body that nominates new Supervisory Board candidates for appointment and submits remuneration proposals for the Supervisory Board members to the AGM.

The Supervisory Board, through its Selection and Nomination Committee, closely follows the developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML. For a more detailed description on the Supervisory Board’s activities in the area of corporate governance reference is made to the Supervisory Board Report as included in this Statutory Annual Report.

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Meetings and Activities of the Supervisory Board

The Supervisory Board held six physical meetings in 2013. In addition, three conference calls were held to specifically discuss the quarterly results.

During several meetings in 2013, the Supervisory Board discussed extensively the acquisition of Cymer, the execution of the CCIP, the leadership changes and EUV. Other topics were: the strategy, the financial position, financing policy, business risks, investor relations, sustainability, budget and corporate targets.

As also described in the Supervisory Board Report, members of the Supervisory Board also interact with Board of Management members and with their colleague Supervisory Board members outside the regular meetings or conference calls.

During all physical meetings of the Supervisory Board usually all Board of Management members are present. In general at the end of each meeting, the Supervisory Board meets inter se to discuss topics related to, amongst others, the composition and functioning of the Board of Management and the Supervisory Board, the functioning of the individual members of both bodies, and the relationship between these bodies and its individual members.

As is common practice each year, the Supervisory Board conducted an evaluation in 2013 with respect to the functioning of the full Supervisory Board. Also each Committee performed a self-evaluation with respect to its functioning. For more detailed information on this topic reference is made to the Supervisory Board Report.

Members of the Supervisory Board have semi-annual meetings with the Works Council in the Netherlands to discuss our strategy, financial situation and any other topic that is deemed relevant at that time.

For more detailed information on the meetings and activities of the Supervisory Board in 2013, reference is made to the Supervisory Board Report.

The Rules of Procedure

The Rules of Procedure of the Supervisory Board contain requirements based on the Code, on the Sarbanes-Oxley Act and on any other applicable laws, as well as corporate governance practices developed by the Supervisory Board over the past years. The Rules of Procedure are subject to regular review in view of the continuous corporate governance developments. Items include among others responsibilities of the Supervisory Board and its committees, composition of the Supervisory Board and its Committees, logistics surrounding the meetings, meeting attendance of Supervisory Board members and rotation schedule for the Supervisory Board members.

The Rules of Procedure also contain the charters of the four Committees. The Supervisory Board has assigned certain of its tasks and responsibilities to the four Committees; however, the plenary Supervisory Board remains responsible for the fulfillment of these tasks and responsibilities. The Supervisory Board - and its Committees - may obtain information from officers and external advisors of ASML, if necessary for the execution of its tasks. Especially the Committees frequently call upon external advisors, who assist the Committees in preparing the recommendations to be decided upon by the full Supervisory Board.

The Rules of Procedure, as well as the charters of the four Committees are regularly reviewed and, if needed, amended. Changes in the Supervisory Board’s Rules of Procedure need to be approved by the full Supervisory Board. Changes in the charters of the Committees are approved by the Committee concerned. The Audit Committee charter is reviewed annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.

Independence

The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML’s Board of Management, or has another relationship with ASML which can be judged “not independent” of ASML.

Potentially however, the Supervisory Board could be ‘forced’ to deviate from the Code’s independence definition when looking for the most suitable candidate for a vacancy. For example, in the case where the profile for a vacancy requires particular knowledge of or experience in the semiconductor - and related - industries. The semiconductor industry has relatively few players, and therefore the Supervisory Board may want - or need - to nominate candidates for appointment to the AGM who do not fully comply with the independence criteria as listed in the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate’s independence.

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Expertise, Composition, Appointment

The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

Per the AGM held in 2013, Messrs. W.T. (William) Siegle and J.W.B. (Jos) Westerburgen retired by rotation. In addition, Mr. W.H. (Wolfgang) Ziebart, Mmes. H.C.J. (leke) van den Burg and P.F.M. (Pauline) van der Meer Mohr retired by rotation and were reappointed. As their initial appointments were based on the Works Council’s enhanced recommendation right, the reappointments of Mmes. Van den Burg and Van der Meer Mohr in 2013 were also based on this enhanced recommendation right.

Mr. D.A. (Doug) Grose and Ms. C.M.S. (Carla) Smits-Nusteling were appointed per the AGM held in 2013 for a period of four years.

In 2014, Messrs. O. (Orest) Bilous and F.W. (Fritz) Fröhlich will retire by rotation based upon the rotation schedule of the Supervisory Board. Mr. Fröhlich has indicated to be available for reappointment.

The current members of ASML’s Supervisory Board show a diverse mix with respect to background, nationality, age, gender and expertise, in line with the current profile drawn up by the Supervisory Board.

The profile of the Supervisory Board aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case of (re)appointments, the Selection and Nomination Committee checks whether the candidates fit in the Supervisory Board’s profile.

Similar to the rules for the composition of the Board of Management described above, the new legislation effective per January 1, 2013 also requires that the composition of the Supervisory Board reflects the requirement of a representation of 30.0 percent of each gender. With the appointment of Ms. Smits-Nusteling per the 2013 AGM, the current ratio is 37.5 percent female members and 62.5 percent male members.

We are still subject to the law applicable to large corporations (“structuurregime”). Being such a company, members of the Supervisory Board are appointed by the General Meeting of Shareholders based on nominations proposed by the Supervisory Board. The Supervisory Board informs the AGM and the Works Council about upcoming resignations by rotation at the AGM in the year preceding the actual resignation(s) by rotation to ensure that the General Meeting of Shareholders and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

As mentioned above, Mmes. Van den Burg and Van der Meer Mohr were nominated and (re)appointed per the Works Council’s enhanced recommendation right.

Nominations by the Supervisory Board may be overruled by a resolution at the General Meeting of Shareholders with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority. If the General Meeting of Shareholders does not appoint the person nominated and does not reject the nomination, the Supervisory Board will appoint the nominated person.

For newly appointed Supervisory Board members, we prepare an introduction program of which the main topics are: ASML’s organization, operations, strategy, industry, technology, ASML’s financial and legal affairs, and ASML’s human resources. Supervisory Board members are regularly given the opportunity to follow technical tutorials to maintain and increase their knowledge of ASML’s ever progressing technology. In addition, specific training is also provided for new Committee members based on individual needs. Annually, the Supervisory Board and/or Committees members determine their need for further training on specific topics.

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Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as per the Supervisory Board’s rotation schedule. Members can be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the Corporate Governance section on our website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more Supervisory Board members at the request of the Board of Management.

Similar to the rules for the Board of Management described above, pursuant to newly adopted Dutch legislation effective per January 1, 2013, restrictions will apply as to the overall number of executive board positions (including a one tier board) and supervisory board positions that a member of the supervisory board (or a non-executive director in case of a one-tier board) of a Large Company, may hold. Pursuant to this new legislation, a person may not be a member of the Supervisory Board if he or she holds more than five supervisory positions with Large Companies. Acting as a chairman of the supervisory board or a supervisory body established by the articles of association or, in case of a one- tier board, chairman of the executive board, of a Large Company will count twice. Currently, none of the Supervisory Board members acts in violation of this new legislation.

For detailed information on ASML’s Supervisory Board members, reference is made to the Supervisory Board Report.

Role of the Chairman of the Supervisory Board and the Company Secretary

Mr. Van der Poel is the Chairman of ASML’s Supervisory Board; Mr. Fröhlich its Vice-Chairman. The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure. The Chairman determines the agenda of the Supervisory Board meetings, he acts as the main contact between the Supervisory Board and the Board of Management and ensures orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will among others also ensure that:

•	the members of the Supervisory Board follow an introduction and training program for Supervisory Board members;
•	the members of the Supervisory Board receive all information necessary for the proper performance of their duties on a timely basis;
•	there is sufficient time for consultation and decision making by the Supervisory Board;
•	the Committees function properly;
•	the performance of the Board of Management members and the Supervisory Board members is assessed at least once a year; and
•	the Supervisory Board has proper contact with the Board of Management and the Works Council.

The Company Secretary assists the Supervisory Board in the performance of its duties; ensures that the correct procedures are followed; and that the Supervisory Board acts in accordance with its legal and statutory obligations. The Company Secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its Committees. The Company Secretary is appointed by and may also be dismissed by the Board of Management after prior approval from the Supervisory Board. The Company Secretary is assisted by a deputy Company Secretary.

Composition and Role of the Four Committees of the Supervisory Board

Although the Supervisory Board retains ultimate responsibility, the Supervisory Board has delegated certain of its tasks to the four Committees of the Supervisory Board. Their roles and functions are described in separate chapters in the Supervisory Board’s Rules of Procedure.

In the plenary Supervisory Board meetings, the chairmen of the Committees report on the issues and items discussed in the Committee meetings, and also the minutes of the Committee meetings are available for all Supervisory Board members, enabling the full Supervisory Board to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Ms. Smits-Nusteling. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

In general, the Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results. In the first quarter, the Audit Committee focuses on the annual results, the audits over the previous financial year and the internal and external audit plans for the year ahead. Frequently discussed topics are ASML’s internal controls and risk management systems, the testing of internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act, ASML’s financial- and cash position, the financing and return policy, and the supervision of the enforcement of the relevant legislation and regulations.

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In 2013, the Audit Committee met four times in physical meetings and four times via conference calls. More specifically, in 2013 the Audit Committee discussed frequently, the purchase price allocation with respect to the acquisition of Cymer, the impact of the acquisition on ASML’s financial position and results of operation, and a number of projects resulting from the execution of ASML’s financing and return policy, such as the renewal and increase of the credit facility, the issue of the 2023 Eurobond, the partial tender of the existing 2017 Eurobond and the Share Buyback program.

ASML provides the Audit Committee with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the status and development of the (semiconductor) market to be able to judge the outlook and budget for the next six to twelve months, the application of accounting standards in the Netherlands, IFRS-EU, U.S. GAAP, the choice of accounting policies and the work of internal and external auditors. Annually, the Audit Committee discusses and reviews among others ASML’s financing policy and strategy, tax planning policy, investor relations activities and strategy, fraud policy, and information and communication technology policy.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee is the first contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee meeting, the Audit Committee (without management present) meets with the external auditor to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues deemed necessary to be discussed.

The Audit Committee generally invites ASML’s CEO, CFO, Corporate Controller, Corporate Chief Accountant and the Internal Auditor to its meetings. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

Mr. Fröhlich, Chairman of the Audit Committee, is the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Ziebart (Chairman), Ms. Van den Burg, and Ms. Van der Meer Mohr.

The Remuneration Committee meets at least twice a year and more frequently when deemed necessary.

The Remuneration Committee prepares ASML’s Remuneration Policy for members of the Board of Management, and oversees the development and implementation of the Remuneration Policy. In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the variable part of the Board of Management’s remuneration. Also in cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee evaluates the performance of the members of the Board of Management in view of those goals and objectives, and - based on this evaluation - recommends to the Supervisory Board appropriate compensation levels for the Board of Management members.

In 2013, the Remuneration Committee met three times in scheduled meetings and several times on an ad-hoc basis. Topics of discussion in 2013 were among others the targets and remuneration package for the Board of Management, the 2013 Appointment Amendment and 2014 Termination Agreement with Mr. Meurice, the remuneration package for Mr. Nickl, the new CFO, the ASML stock option and share plans, the 2013 Remuneration Report and the revision of the 2010 Remuneration Policy. An external expert assists the Remuneration Committee in its activities. This expert does not provide advice to the Board of Management with respect to matters in this area.

The Remuneration Committee prepared the 2013 Remuneration Report, which describes among others the manner in which the 2010 Remuneration Policy was implemented and executed in 2013, and also the remuneration package of Mr. Meurice upon termination of his employment contract.

Mr. Ziebart, the Chairman of the Remuneration Committee is neither a former member of ASML’s Board of Management, nor a member of the Board of Management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Dutch listed company.

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Selection and Nomination Committee

The current members of ASML’s Selection and Nomination Committee are Mr. Bilous (Chairman), Mr. Grose, Mr. Fröhlich and Mr. Van der Poel.

The Selection and Nomination Committee meets at least twice a year and more frequently when deemed necessary.

In 2013, the Selection and Nomination Committee members met three times formally and several additional times on an ad-hoc basis. Main focus item this year was the preparation of the decision for the Supervisory Board with respect to the leadership succession within the Board of Management, and the decision with respect to the extension of Mr. Schneider-Maunoury’s appointment term as member of the Board of Management. Important topics in 2013 further included the selection of Mr. Nickl as successor of Mr. Wennink as CFO of ASML and the future composition of the Supervisory Board in view of its rotation schedule. Other discussion items in 2013 were the ‘regular’ topics such as management development and talent management and the functioning of the individual members of the Supervisory Board and the Board of Management. In that respect also the self-assessments of the Supervisory Board and its committees were discussed.

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of our Supervisory Board and Board of Management;
•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;
•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and
•

proposing (re-)appointments of members of the Board of Management and the Supervisory Board, and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on law proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.

Technology and Strategy Committee

The current members of the Technology and Strategy Committee are Mr. Bilous (Chairman), Mr. Grose, Mr. Van der Poel and Mr. Ziebart.

The Technology and Strategy Committee meets at least twice a year and more frequently when deemed necessary.

In 2013, the Technology & Strategy Committee met face to face four times. During several of these meetings the technology targets, which are part of the overall performance targets set, as well as the achievements related to the technology targets were discussed. The Technology & Strategy Committee provides the Remuneration Committee with its advice on this topic.

The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the Technology and Strategy Committee with respect to the subjects reviewed and discussed in this Committee.

The advisors do not have voting rights, but regularly attend Committee meetings (except for those meetings or calls specifically designated only for the technology target settings and evaluations).

External experts may include representatives of customers, suppliers and partners to increase the Committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems.

In 2013, the Technology and Strategy Committee discussed the execution and implementation of programs and initiatives resulting from the CCIP and Cymer. Besides EUV, other topics of discussion included matters related to Immersion, 450 mm, DUV and Applications.

The in-depth technology discussions in the Technology and Strategy Committee and the subsequent reporting on headlines in the full Supervisory Board increases the Supervisory Board’s understanding of ASML technology requirements and enables the Supervisory Board to adequately supervise the strategic choices facing ASML, including ASML’s investment in research and development.

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Conflict of Interest

There have been no transactions during 2013, and there are currently no transactions, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements.

Conflict of interest procedures are incorporated in the Supervisory Board’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest.

Remuneration of the Supervisory Board

The AGM determines the remuneration of the Supervisory Board members; the remuneration is not dependent on our (financial) results. In 2011, the AGM adopted the Supervisory Board’s proposal to increase the Supervisory Board’s remuneration and also approved the possibility to increase the fee with a maximum amount of EUR 5,000 in the coming years, which increase would be implemented depending on the circumstances. The Supervisory Board decided in 2012 to implement the EUR 5,000 increase in fee to bring the Supervisory Board’s remuneration more in line with general practice in the Netherlands.

In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each Committee membership, as well as a net cost allowance. In the beginning of the year, the additional fee which one Supervisory Board member received to compensate for certain obligations which ASML had towards the US government stopped as we were no longer required to fulfill these obligations.

No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board.

The Supervisory Board members do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. Supervisory Board members who acquire or have acquired ASML shares or rights to acquire ASML shares, must have the intention to keep these for long-term investment only. No member of ASML’s Supervisory Board currently owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members must comply with ASML’s Insider Trading Rules.

Detailed information on the Supervisory Board’s remuneration can be found in Note 31 of the 2013 Statutory Financial Statements, included herein.

With respect to trading in ASML financial instruments, the ASML Insider Trading Rules stipulate - among other requirements - that members of the Supervisory Board may not trade during the two months preceding the publication of the annual results, and neither during the three weeks before publication of the quarterly results. In addition, members of the Supervisory Board may not perform transactions in ASML financial instruments during the open periods when they have inside information. This requirement is not applicable for Supervisory Board members who have a management agreement with an independent third party for the management of her or his financial instruments.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. ASML’s Articles of Association provide for the indemnification of the members of the Supervisory Board against claims that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements for each member of the Supervisory Board.

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IV. Shareholders and General Meeting of Shareholders

Powers

A General Meeting of Shareholders is held at least once a year and generally takes place in Veldhoven. In this meeting, at least the following items are discussed and/or approved:

•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
•	the adoption of the Annual Reports;
•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
•	ASML’s reserves and dividend policy and justification thereof by the Board of Management;
•	each material change in the corporate governance structure of ASML; and
•	any other item the Board of Management or the Supervisory Board determine to place on the agenda.

The General Meeting of Shareholders has furthermore (with due observance of the statutory provisions) the power:

•	to resolve to amend the articles of association;
•	to resolve to dissolve ASML;
•	to resolve to issue shares if and insofar as the Board of Management has not been designated by the General Meeting of Shareholders for this purpose;
•	to resolve to reduce the issued share capital;
•	to appoint members of the Supervisory Board;
•	to withdraw its confidence in the Supervisory Board;
•	to adopt the Remuneration Policy for members of the Board of Management; and
•	to determine the remuneration of the members of the Supervisory Board.

The Board of Management requires the approval of the General Meeting of Shareholders and the Supervisory Board for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event:

•	a transfer of the business or virtually all of the business to a third party;
•

entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and

•

an acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the Consolidated Balance Sheet (in the Consolidated Financial Statements referred to as “Statement of Financial Position”) with explanatory notes attached to the Annual Report as most recently adopted.

Proposals placed on the agenda by the Supervisory Board, the Board of Management, or by shareholders, provided that they have submitted the proposals in accordance with the applicable legal provisions, are discussed and resolved upon. Shareholders representing at least 1 percentage of ASML’s outstanding share capital or representing a share value of at least EUR 50.0 million are entitled to place agenda items on the AGM agenda at the latest sixty days before the AGM. Although new legislation, effective per January 1, 2013, has increased the percentage from 1 to 3, ASML’s articles of association still reflect the ‘old’ requirement of 1 percent and EUR 50.0 million, and therefore this remains applicable for ASML. About two weeks before the closing of this sixty days term, ASML notifies its shareholders about the closing of the term on its website.

A recurring agenda item is the limited authorization for the Board of Management to issue (rights to) shares in our capital, and to exclude pre-emptive shareholders rights for such issuances. This agenda item includes two elements: 1) the authorization to the Board of Management to issue 5.0 percent (rights to) shares of ASML’s issued share capital as of the date of authorization, plus an additional 5.0 percent of ASML’s issued share capital as of the date of authorization that may be issued in connection with mergers, acquisitions and/or (strategic) alliances; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue, with a maximum of 10.0 percent of ASML’s issued share capital as of the date of authorization.

A simple majority is required for the authorization to issue shares; for the authorization to exclude the pre-emptive rights a simple majority is required in case at least fifty percent of ASML’s issued share capital is present or represented at the AGM; otherwise a majority of two thirds of the votes cast is required. The Board of Management must obtain the approval of the Supervisory Board for the issuance of ASML shares as well as for excluding the pre-emptive rights.

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It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when stock (option) plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions generally need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, would be limited if ASML needed a resolution of the General Meeting of Shareholders to issue shares and/or to exclude the shareholders’ pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another agenda item in 2014 will be the proposal to adopt the dividend proposal, as communicated in ASML’s press release on January 22, 2014.

In addition to dividend payments, ASML also intends to return cash to its shareholders on a regular basis through share buybacks or repayment of capital, subject to its actual and anticipated level of cash generated from operations, the cash requirements for investment in its business, its current share price and other market conditions and relevant factors.

On April 24, 2013, the General Meeting of Shareholders authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 24, 2014 and the cancellation of a maximum of two times 10.0 percent of our issued share capital.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 31, 2013, we had purchased 4,614,179 of our shares for a total amount of EUR 300.0 million at an average price of EUR 65.02 per share. ASML intends to cancel all shares repurchased under the Share Buyback program.

Also in 2014, the request to grant the Board of Management the authority to repurchase shares in its own capital shall be put on the AGM agenda. A simple majority is required for the authorization. The Board of Management must obtain the approval of the Supervisory Board for each repurchase of ASML shares. The authorization to be requested will be limited in accordance with the current articles of association of ASML and the law. A proposal to cancel the repurchased shares subject to a resolution of the Board of Management will also be put on the AGM agenda.

The Board of Management or Supervisory Board may convene an EGM as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one- tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

Logistics of the General Meeting of Shareholders

The convocation date for the AGM is legally set at forty-two days, and the record date at twenty-eight days before the AGM. Those who are registered as shareholders at the record date are entitled to attend the meeting and to exercise other shareholder rights.

The Board of Management and Supervisory Board shall provide the shareholders with the facts and circumstances relevant to the proposed resolutions, through an explanation to the agenda, as well as through other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted in the Investor Relations and Corporate Governance sections on our website. The agenda clearly indicates which agenda items are voting items, and which items are for discussion only.

ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system, thus facilitating shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting of Shareholders in person. ASML also provides the possibility for shareholders to issue voting proxies or voting instructions to an independent third party (civil law notary) prior to the AGM.

Resolutions passed at the General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on our website within two weeks after the AGM.

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The draft minutes of the General Meeting of Shareholders are available via our website, and also upon request via mail or e-mail, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the Secretary of the meeting. The adopted minutes are also available on our website and, upon request, via regular mail or e-mail.

Information to the Shareholders

To ensure fair disclosure, ASML distributes Company information that may influence the share price to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. In case of bilateral contacts with shareholders, we follow the procedure related thereto as published on our website.

When our annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls, listen to a webcast and view the presentation of the results on our website. The schedule for communicating the annual financial results is in general published through a press release and is posted on our website. In addition, we provide information to our shareholders at our AGM. Also we publish a Corporate Sustainability Report on our website every year, reporting on Environmental, Health, Safety and Social performance.

It is our policy to post the presentations given to analysts and investors at investor conferences on our website. Information regarding presentations to investors and analysts and conference calls are announced in advance on our website; for details see our financial calendar as published in the Investor Relations section on our website. Meetings and discussions with investors and analysts shall, in principle, not take place shortly before publication of regular financial information. We do not assess, comment upon, or correct analysts’ reports and valuations in advance, other than to comment on factual errors. We do not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports, and take no responsibility for the content of such reports.

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this is contrary to an overriding interest of ASML. If this should be the case, the Board of Management and Supervisory Board will provide their reasons for not providing the requested information.

Furthermore, the Corporate Governance section on our website provides links to websites that contain information about ASML published or filed by ASML in accordance with applicable rules and regulations.

ASML’s only anti-takeover device is the Preference Shares Foundation. The mechanisms of this Foundation are described in more detail in the next chapter on required information Article 10 Takeover Directive and the 2013 Annual Reports.

Relationship with Institutional Investors

ASML finds it important that its institutional investors participate in its General Meetings of Shareholders. To increase the participation rate, several measures have been taken in the past few years, including providing internet proxy voting. In addition, we actively approach our institutional investors to discuss their participation at the General Meetings of Shareholders.

V. The Audit of Financial Reporting and the Position of the Internal and External Auditor Function

Financial Reporting

ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Dutch law and regulatory requirements.

The Audit Committee reviews and approves the external auditor’s Audit Plan for the audits planned during the financial year. The Audit Plan also includes the activities of the external auditor with respect to their reviews of the quarterly results other than the annual accounts. These reviews are based on agreed upon procedures and are approved by the Audit Committee. The external auditor regularly updates the Audit Committee on the progress of the audits and other activities.

The Supervisory Board has reviewed our Statutory Annual Report for the financial year 2013 as prepared by the Board of Management. Deloitte has duly examined our Financial Statements, and the Auditor’s Report is included in the Statutory Financial Statements.

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Appointment, Role, Assessment of the Functioning of the External Auditor, and the Auditor’s Fee

In accordance with Dutch law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML’s current external auditor, Deloitte, was reappointed by the 2013 AGM for the reporting year 2014. The proposal to reappoint the external auditor for the reporting year 2015, will be put on the agenda for the 2014 AGM.

For the year 2013, the Audit Committee and management conducted an extensive assessment with respect to the performance of the external auditor over the past year by means of questionnaires. The results of the assessment were discussed in a meeting with the Audit Committee and the external auditor.

Annually, the Board of Management and the Audit Committee provide the Supervisory Board with a report on the relationship with the external auditor. The rotation of the responsible lead audit partner every five years, which is relevant for the auditor’s independence, is scheduled for 2014, after finalization of the 2013 audit. In order to comply with the mandatory firm rotation which will become effective per January 1, 2016, the appointment of a new auditor will be put on the agenda of the 2015 AGM.

The external auditor is present at our AGM to respond to questions, if any, from the shareholders about the auditor’s report on the Statutory Financial Statements.

The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee.

As of 2013, the Audit Committee will monitor compliance with the new Dutch rules on non-audit services provided by our auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities.

In principle the External Auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings.

The Audit Committee reports on all issues discussed with the external auditor to the Supervisory Board, including the external auditor’s report with regard to the audit of the Annual Reports as well as the content of the Annual Reports. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.

Internal Audit Function

The internal audit function of ASML forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. To ensure the independence of this function, the Senior Director Corporate Risk and Assurance reports to the Board of Management and the Audit Committee. The Audit Committee is involved in drawing up the work schedule and audit scope of the internal auditor. The internal auditor regularly provides updates on its findings to the Audit Committee.

VI. Required Information Article 10 Takeover Directive

General

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their Annual Report which could be of importance for persons who are considering taking an interest in the company.

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This information comprises amongst other things:

•	the capital structure of the company;
•	restrictions on the transfer of securities and on voting rights;
•	special powers conferred upon the holders of certain shares;
•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;
•	the rules on the issuing and the repurchasing of shares by the company;
•

significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the company and its board members or employees providing for a “golden parachute”.

In this section the Board of Management and the Supervisory Board provide for an explanation to the information - if applicable to ASML - as required under the Resolution Article 10 of the Takeover Directive.

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

Per December 31, 2013, 446,822,452 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 5,970,118 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

ASML and Cymer completed the merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As per December 31, 2013, we issued 36,464,576 ordinary shares for an aggregate amount of EUR 2,346.7 million in relation to the acquisition of Cymer.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the CCIP.

These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

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Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the ‘‘Giro Act’’) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our AGM held on April 24, 2013, the Board of Management was authorized from April 24, 2013 through October 24, 2014, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 24, 2013, plus an additional 5.0 percent of our issued share capital at April 24, 2013 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares. At our AGM held on April 24, 2013, the Board of Management was authorized from April 24, 2013 through October 24, 2014, subject to approval of the Supervisory Board, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10.0 percent of our issued share capital at April 24, 2013. With this authorization, the corresponding authorization granted at the EGM held on September 7, 2012, ceased to apply to the extent not already used.

We may repurchase our issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s AGM, which authorization may not be for more than 18 months. At the AGM held on April 24, 2013, the Board of Management has been authorized, subject to Supervisory Board approval, to repurchase through October 24, 2014, up to a maximum of two times 10.0 percent of our issued share capital at April 24, 2013, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on NYSE Euronext Amsterdam or NASDAQ. At our AGM to be held on April 23, 2014, we shall request the authorization for the Board of Management to repurchase and cancel shares for a period of 18 months as of the 2014 AGM, i.e. until October 23, 2015, all in conformity with the provisions of the law and our Articles of Association.

On April 17, 2013, ASML announced a Share Buyback program, to purchase up to an amount of EUR 1.0 billion of its own shares within the 2013 - 2014 timeframe. ASML intends to cancel all shares repurchased under this program.

Ordinary Shares B

In 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced, due to the Synthetic Share Buyback mentioned above. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Special Voting Rights on the Issued Shares

There are no special voting rights on the issued shares in our share capital.

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Limitation Voting Rights on Ordinary Shares Indirectly Held by the Participating Customers

Pursuant to the Intel Shareholder Agreement, Intel (and the Stichting Administratiekantoor MAKTSJAB) will not be entitled to vote the ordinary shares that were acquired by the Stichting Administratiekantoor MAKTSJAB as part of the CCIP or any other ordinary shares otherwise transferred to the Stichting Administratiekantoor MAKTSJAB (under the circumstances described under “Standstill; Additional Purchases”, in Note 36) prior to a Shareholder Agreement Termination Event (see Note 36), except when a Suspension Event (see Note 36) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

The shareholder agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Cumulative Preference Shares

In 1998, we granted to the preference share foundation, the Preference Share Option. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The nominal value of the cumulative preference shares is EUR 0.09. The number of cumulative preference shares included in the authorized share capital is 700,000,000.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

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Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. Former chairman Mr. A. Baan passed away on April 5, 2013 and was succeeded by Mr. H. Bodt. As of June 1, 2013, the members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Limitations to Transfers of Shares in the Share Capital of ASML

There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, as to the transfer of shares in the share capital of ASML.

Reporting Obligations under the FMSA

Holders of our shares may be subject to reporting obligations under the FMSA. The disclosure obligations under the FMSA apply to any person or entity that, directly or indirectly, acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of The Netherlands whose shares are admitted to trading on a regulated market within the EU, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 3, 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the FMSA requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM.

ASML is required to notify the AFM immediately if our voting rights and/or capital have changed by 1.0 percent or more since our previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1.0 percent in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interests meets or passes the thresholds referred to here-above as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

Once every calendar year within four weeks after the end of the calendar year, holders of an interest of 3.0 percent or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depository receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the FMSA, do not have independent reporting obligations under the FMSA, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for the purposes of the FMSA including an individual. A person who ceases to be a subsidiary and who disposes of an interest of 3.0 percent or more in ASML’s voting rights or capital must immediately notify the AFM. As of that moment, all notifications obligations under the FMSA become applicable to the former subsidiary.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person; (ii) held by such person’s subsidiaries; (iii) held by a third party for such person’s account; (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney);, (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment; (vi) financial instruments of which the increase in value is wholly or partially dependent on an increase in value of our shares or distributions in respect thereof (including certain cash settled financial instruments such as contracts for difference and total return swap); (vii) put options pursuant to which a person can be required to purchase our shares; and (vii) other contracts under which a person has a position economically comparable to having our shares.

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For the same purpose, the following instruments qualify as “shares”: (i) shares, (ii) depository receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) and (ii).

The AFM keeps a public registry of and publishes all notifications pursuant to the FMSA.

Non-compliance with the reporting obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the FMSA may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of our General Meeting of Shareholders to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the FMSA had not been exercised and (iii) a prohibition on the acquisition by the offender of our shares or the voting on our ordinary shares for a period of not more than five years.

Since July 1, 2013, we may, in brief, request Euroclear Nederland and its admitted institutions as well as intermediaries, institutions of investments funds (in the Netherlands and abroad) of which we reasonably expect that they hold our shares other than as beneficial owner, to provide certain details on the identity and number of shares held, of their clients for whom they hold our shares. We must keep the information received confidential. We may only much such requests during a period of 60 days up to the day on which our general meeting will be held. No details are required to be given in respect of shareholders with an interest of less than 0.5 percent of our issues share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10 percent of the issued share capital may request us to establish the identity of our shareholders in this manner so that we can forward to them information provided by such shareholder in respect of an item on the agenda for the general meeting. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the General Meeting will be held.

The following table sets forth the total number of ordinary shares owned by each shareholder whose beneficial ownership of ordinary shares is at least 3.0 percent of our ordinary shares issued and outstanding as of December 31, 2013. The information set out below is solely based on public filings made with the SEC and AFM on February 5, 2014.

Identity of Person or Group	Shares Owned	Percent of Class[6]

Stichting Administratiekantoor MAKTSJAB/Intel[1]	62,977,877	14.29%
Capital Group International, Inc[2]	51,453,097	11.67%
BlackRock Inc.[3]	22,982,001	5.21%
Stichting Administratiekantoor TSMC/TSMC[4]	20,992,625	4.76%
FMR LLC[5]	19,537,364	4.43%

1	Stichting Adminstratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel.
2	As reported to the Dutch Authority for the Financial Markets on September 3, 2012, Capital Group International, Inc. indirectly has voting rights related to 51,453,097 shares of our ordinary shares but does not have ownership rights related to those shares. In addition, CRMC, which we believe to be an affiliate of Capital Group International, Inc., reported to the Dutch Authority for the Financial Markets on August 2, 2011, that it holds voting rights related to 44,579,832 shares of our ordinary shares but does not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the Commission on June 10, 2013, that it is the beneficial owner of 45,026,116 shares of our ordinary shares as a result of its affiliation with CRMC.
3	Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the Commission on February 3, 2014. The July 2, 2013 public filing with the AFM shows aggregate holdings of various BlackRock funds of (based on total number of issued shares as per 2 July 2013) 3.68% in shares and 4.42% in voting rights.
4	Stichting Administratiekantoor TSMC owns the stated percentage of ordinary shares and has simultaneously issued corresponding depository receipts to TSMC.
5	Based solely on the Schedule 13-G/A filed by FMR LLC with the Commission on February 14, 2013. FMR LLC previously reported on the Schedule 13-G/A filed with the Commission on February 12, 2012 that it owned 36,311,008 of our ordinary shares.
6	As a percentage of the total number of ordinary shares outstanding (440,852,334) as of December 31, 2013

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Appointment of Board of Management and Supervisory Board

Board of Management

The rules governing the appointment and dismissal of members of the Board of Management are described in section II. above.

Supervisory Board

The rules governing the appointment and dismissal of members of the Supervisory Board are described in section III. above.

Amendment of the Articles of Association

The General Meeting of Shareholders can resolve to amend our Articles of Association. The (proposed) amendment requires the approval of the Supervisory Board.

A resolution to amend the Articles of Association is adopted at a General Meeting of Shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting of Shareholders.

The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at our office and at a banking institution designated in the convocation to the General Meeting of Shareholders, as from the date of said convocation until the close of that meeting. Furthermore, we must consult NYSE Euronext Amsterdam and the AFM, before the amendment is proposed to our shareholders.

The above requirements applicable to the amendment of the Articles of Association, as set forth in the Articles of Association, are more stringent than the minimum approval requirements under Dutch law (which only requires approval by the General Meeting in addition to the approval of the Supervisory Board of a proposal from the Board of Management to amend the Articles of Association).

Severance Payments under Agreements with Members of Board of Management

Employment agreements respectively management services agreements for all members of the Board of Management contain specific provisions regarding severance payments (including those employment agreements that were entered into with members of the Board of Management before March 31, 2004 (per July 1, 2013 )). If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions of the board member concerned, a severance payment not exceeding one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case a Board of Management member gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding her/his employment agreement, her/his function or our strategy.

Board of Management members shall also be entitled to the aforementioned severance payments in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if such Board of Management member gives notice of termination directly related to such Change of Control, and such notice is given within twelve months from the date on which the Change of Control occurs.

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VII. Deviation from the Code

For clarity purposes, ASML lists below its deviation from the Code and reasons for doing so. The deviation follows the order of the recommendations in the Code.

II.2.5

Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.

The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the performance shares for at least two subsequent years. Accordingly, the total period before one obtains full rights to the performance shares will be five years. The Remuneration Committee believes that the total resulting period is in compliance with the Code. The AGM approved the performance share arrangement in accordance with the Remuneration Policy (version 2014) for the Board of Management on April 24, 2013.

The Board of Management and the Supervisory Board,

Veldhoven, February 11, 2014

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Management Board Report

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2013, we employed 10,360 payroll employees (2012: 8,497) and 2,865 temporary employees (2012: 2,139), measured in FTEs. ASML is traded on NYSE Euronext Amsterdam and NASDAQ under the symbol ASML.

In 2013, we generated net sales of EUR 5,245.3 million and operating income of EUR 1,275.1 million or 24.3 percent of net sales. Net income in 2013 amounted to EUR 1,193.8 million or 22.8 percent of net sales, representing basic net income per ordinary share of EUR 2.78.

All information disclosed in this Management Board Report is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes to the Consolidated Financial Statements.

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in the Statutory Annual Report does not include Cymer, unless indicated otherwise.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Summary

Strategic Risk

•	We derive most of our revenues from the sale of a relatively small number of systems.

Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition.

Governmental, Legal and Compliance Risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims brought by others could harm our business;
•	We are subject to risks in our international operations; and
•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended.

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Operational Risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	As Lithography Technologies become More Complex, our R&D Programs become More Risky and More Expensive
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and
•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees.

Financial Risks

•	A high percentage of net sales is derived from a few customers; and
•	Fluctuations in foreign exchange rates could harm our results of operations.

Risks Related to our Ordinary Shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;
•	Restrictions on shareholder rights may dilute voting power; and
•	Participating customers in our CCIP together own a significant amount of our ordinary shares.

Explanation Per Risk

Strategic Risk

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Systems

We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (157 units in 2013 and 170 units in 2012), with an ASP per system in 2013 of EUR 25.4 million (EUR 27.4 million for new systems and EUR 6.9 million for used systems) and an ASP per system in 2012 of EUR 22.4 million (EUR 24.8 million for new systems and EUR 7.6 million for used systems). As a result, the timing of recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;
•	Unanticipated shipment rescheduling;
•	Cancellation or order push-back by customers;
•	Unexpected manufacturing difficulties; or
•	Delays in deliveries by suppliers

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular, our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn

As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	The current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	Semiconductor prices;
•	Semiconductor production costs;
•	Changes in semiconductor inventory levels;
•	General economic conditions; and
•	Access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

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In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material sale adverse effect on our business, financial condition and results of operations.

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain Eurozone countries and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These potential developments or market perceptions concerning these and related issues, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays, (ii) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (iii) other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to successfully complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost sales, damage to customer relationships and we may lose market share.

Our Business Will Suffer If We Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry

The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex technologies;
•	Frequent new product introductions and enhancements;
•	Evolving industry standards;
•	Changes in customer requirements; and
•	Continued shortening of product life cycles.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our R&D programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as EUV, Immersion and holistic lithography. If we are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reason, we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.

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The success of EUV remains particularly dependent on light source availability and continuing related technical advances by us and our suppliers, as well as infrastructure developments in masks and photoresists, without which EUV tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. A delay in the developments of these tools could discourage or result in much slower adoption of this technology. If the technologies that we pursue to assist our customers in producing smaller and more efficient chips, are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on lithography, this may adversely affect our business, financial condition and results of operations.

We Face Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;
•	The value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	The exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;
•	The strength and breadth of our portfolio of patents and other intellectual property rights; and
•	Our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Note 11 and Note 26 to our Consolidated Financial Statements.

We compete primarily with Nikon and to a lesser degree with Canon. Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins which could have a material adverse effect on our business, financial condition and results of operations.

In addition to competitors in lithography, we may face competition with respect to alternative technologies for the non- critical layers or for all layers. If we fail to keep pace with Moore’s law, which postulates that the number of transistors on a chip doubles approximately every 18 to 24 months at equivalent marginal costs, or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

Also, in the future the IC industry may not find it economically feasible to maintain the pace of Moore’s law through the use of lithography systems, which could result in our customers choosing other solutions than lithography for IC manufacturing. If the pace of Moore’s law is not maintained, this could also result in the IC industry utilizing fewer leading technology systems, which could result in lower sales and margins.

Governmental, Legal and Compliance Risks

Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business

We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	Intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	Patent rights may not be granted or construed as we expect;
•	Patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	Third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

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Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business

In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.

We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML. Beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross- License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products found to infringe valid and enforceable patents.

We Are Subject to Risks in Our International Operations

The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions:

•	Potentially adverse tax consequences;
•	Unfavorable political or economic environments;
•	Unexpected legal or regulatory changes;
•	An inability to effectively protect intellectual property; and
•	Adverse effects of foreign currency fluctuations.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 42.4 percent of our 2013 net sales and 31.3 percent of our 2012 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

In addition, the installation and servicing of our products requires us to travel to our customers premises. Natural disasters could affect our ability to do so. For example, the Japanese earthquake in 2011 resulted in the disruption of our installation and servicing of systems for our customers in Japan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-wide May Be Delayed or Suspended

The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.

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Operational Risks

The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components

We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is our single supplier of lenses, collectors and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business. In addition to Zeiss’ current position as our single supplier of lenses and the CO2 lasers, used in our third-generation (NXE:3300B) EUV systems, are available from only a limited number of suppliers.

Manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

The Pace of Introduction of Our New Products is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs

The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, technology related to the light source and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

For the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or canceling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.

As Lithography Technologies become More Complex, our R&D Programs become More Risky and More Expensive

Our lithography systems have become increasingly complex, and accordingly, the costs to develop the new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained funding for our 450mm and EUV R&D programs through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, in which case we may be unable to fund R&D investments necessary to maintain our technological leadership. The increasing cost of R&D programs for new technologies also increases the risk that a new product or technology may not be successful, which could result in significant costs not being recovered.

Furthermore, as the innovation cycle becomes more complex, developing new technology requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D programs we undertake.

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We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyongtaek-City, South-Korea and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.

We May be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses We Acquire

Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

In May 2013, we acquired all of the outstanding shares of Cymer, a light source supplier. We expect that the acquisition of Cymer will make EUV technology more efficient, prevent additional delays in the introduction of EUV technology, and simplify the supply chain of EUV modules. However, achieving the benefits of the acquisition will depend in part on the integration of our operations and employees with those of Cymer in a timely and efficient manner, and if we fail to do so, this may result in a delay in the development of EUV. There can be no assurance that Cymer will be successfully integrated in our business or that any of the anticipated benefits will be realized. Even if we are able to successfully integrate Cymer, there is no assurance that this transaction will result in successful development of our EUV technology.

In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer Acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business which will make it more difficult to integrate Cymer Light Sources into our business operations.

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The R&D programs associated with the commitments made under the NRE funding arrangements signed in relation to the CCIP, require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our research programs on a timely basis, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees and suppliers leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs, which could adversely affect our business, financial condition and results of operations.

Financial Risks

A High Percentage of Net Sales is Derived From a Few Customers

Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2013, recognized sales to our largest customer accounted for EUR 2,058.6 million, or 39.2 percent of net sales, compared with EUR 1,236.1 million, or 26.1 percent of net sales, in 2012. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

ASML STATUTORY ANNUAL REPORT 2013	39

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 861.4 million, or 73.3 percent of accounts receivable and finance receivables at December 31, 2013, compared with EUR 535.1 million, or 58.9 percent at December 31, 2012. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations

We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro, as we incur manufacturing costs for our systems predominantly in euros while portions of our net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and such other currencies. In general, our customers generally run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the euro might impact the ability or desire of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Changes in currency exchange rates also affect the carrying value of assets on our Consolidated Statement of Financial Position, which depending on the balance sheet classification of the relevant asset, can result in losses on our Consolidated Statement of Financial Position. In particular, the Cymer acquisition has significantly increased our U.S. dollar denominated assets, and as a result, we are more exposed to fluctuations in the U.S. dollar.

Risks Related to Our Ordinary Shares

We May Not Declare Cash Dividends At All or in Any Particular Amounts in Any Given Year

We aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the Board of Management may decide to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on our share price.

Restrictions on Shareholder Rights May Dilute Voting Power

Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and we have granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

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Participating Customers in Our Customer Co-Investment Program Together Own a Significant Amount of Our Ordinary Shares

In the CCIP, the Participating Customers, through certain wholly-owned subsidiaries, acquired 15 percent, 5 percent and 3 percent, of our then outstanding shares, respectively (after giving effect to our Synthetic Share Buyback conducted in November 2012).

The interests of the Participating Customers may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the participating customers may only vote those shares in General Meetings in exceptional circumstances, including the authorization of certain significant share issuances and share repurchases, the approval of a significant change in the identity or nature of ASML or its business, any amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers or that would cause a significant change in the identity or nature of ASML or its business, the dissolution of ASML, and any merger or demerger which would result in a material change in the identity or nature of ASML or its business. When such exceptional circumstances occur, the Participating Customers, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.

The Participating Customers have also agreed that they will not, without our prior written consent, transfer any of the ordinary shares they acquired in the CCIP (or depositary receipts representing those shares) until two years and six months after the date they acquired such shares (September 12, 2012 for Intel and Samsung; October 31, 2012 for TSMC). Upon expiry of such period, the ordinary shares held by Participating Customers are freely transferable, subject to orderly market arrangements and certain other restrictions. Any sales of significant amounts of shares by Participating Customers in the program could have a negative effect on our share price.

Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value. See Note 6 to our Consolidated Financial Statements for more information.

Semiconductor Equipment Industry

The chip-making business is focused on “shrink”, or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon, and (to a lesser degree) Canon. In 2013, ASML was one of the world’s leading providers of lithography equipment (measured in revenues based upon Gartner Dataquest fourth quarter 2013 report).

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Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2013, is set out in the following table:

Year ended December 31	2013[1]	2012[2]	2011[2]	2010[2]	2009[2]	2008[2]

Total units shipped	238	251	376	304	128	344
Total value (in millions USD)	5,641	6,002	8,225	6,416	2,485	5,388

1	Historical data and full-year 2013 estimates as reported by Gartner Dataquest in its fourth quarter 2013 report.
2	Historical data are based on figures as included in the Gartner Dataquest fourth quarter 201 3 report. Where appropriate, the estimates as included in the Gartner Dataquest reports in prior years have been updated based on this fourth quarter 2013 report.

For the year 2013, the latest indications of independent market analysts show a decrease in total lithography equipment shipped to the market by the industry of 5.2 percent in unit volume and 6.0 percent in value. In 2013, the value of our net systems sales increased by 5.0 percent compared to 2012.

Business Strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2013, chip makers routinely produced electronic chip features with geometries of 28 nm, compared to typical geometries of 10,000 nm in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as “Moore’s Law”. Moore’s Law has resulted in our information society with fast wired and wireless communications built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. Our business strategy is based on maintaining and further developing our position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce the highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of our strategy also maximizes our own financial performance, aligning the interests of ASML and our customers.

Customer Focus

Ensuring customers are served with the right products at the right time and supported by excellent service, is key to our commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership.

Customer satisfaction is a critical objective of ASML. We have account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2013, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10. We strive for continued business growth with all our customers. We expect that customer concentration might increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2013, our satisfaction ratings by customers surpassed every lithography competitor, according to VLSI Research, ASML ranks third in the semiconductor industry equipment suppliers and first among lithography competitors. Our performance has consistently been good: for eleven years in a row we have both ranked among the top 5 semiconductor industry suppliers and our ranking surpassed that of any of our lithography competitors.

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Technology Leadership

Our customers need lithography scanners that continuously improve performance in three areas: imaging, throughput and overlay. The image of the electronic chip circuit must be extremely small (currently the smallest features have a size of less than 30 nm), the system must be able to image billions of these features every second and it must be able to do that with extreme precision of just a few nm (one nm is four silicon atoms). To realize and improve this system performance for our customers, ASML needs to deliver the right technology at the right time to meet long- term roadmaps which often extend many years into the future. Therefore, ASML is committed to significant long-term investments in R&D. In 2013, our R&D investments (net of credits) amounted to EUR 887.7 million (2012: EUR 599.4 million). A significant part of our R&D-budget was used for R&D jointly developed with our suppliers and technology partners. Furthermore, in 2013, we recognized Other Income in relation to the contributions made by our Participating Customers of EUR 64.4 million.

Our lithography scanners are based on our dual-stage wafer imaging platform, the TWINSCAN system, which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest productivity, enabling reduced cost-per-exposure per wafer. Dual-stage lithography also supports the required overlay to position electronic features on the wafer, as it allows for more time to measure the wafer prior to exposure. We are the only lithography manufacturer that enables volume production based on dual-stage systems.

In order to meet the imaging, overlay and throughput demands of our customers, we have focused our R&D investments on three core programs: EUV, Immersion and holistic lithography solutions.

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers.

We have developed different immersion systems for different customer needs. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called DPT which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. In 2013, we shipped our first five NXT:1970Ci systems, which offer overlay below 2 nm, focus control of less than 20 nm and throughput of more than 250 wafers per hour. Approximately 250 NXT:1950i and NXT:1960Bi systems are currently in use by our customers, which are field-upgradeable to the same performance level as our NXT:1970Ci system.

In 2010, we achieved a major milestone with EUV lithography when we shipped our first NXE:3100. The NXE:3100 combined a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. Through 2013, our NXE:3100 pre-production systems exposed a cumulative total of more than 44,000 wafers at customers sites, enabling successful recipe developments for the sub 14 nm Logic and 22 nm DRAM nodes.

The successor of the NXE:3100, the NXE:3300B combines a wavelength of 13.5 nm and an optical system with a NA of 0.33 to provide imaging at a resolution of 22 nm. The enhancements of the NXE:3300B enable the improved performance, in the same manner that upgrades to the NXT platform improve its productivity. In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

On May 30, 2013, we concluded the acquisition of Cymer for a total consideration of EUR 3.1 billion (USD 4.1 billion). See Note 4 to the Financial Statements. We expect that the acquisition of Cymer will help us to achieve our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of, and accelerate the introduction of, EUV technology. This integration work on our NXE:3300B scanners and light sources is progressing steadily. We remain on target to deliver systems with a throughput of 70 wafers per hour in 2014, upgradeable to 125 wafers per hour in 2015.

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Furthermore, as a consequence of the acquisition of Cymer, we are now able to offer our customers OnPulse contracts. These contracts offer a comprehensive approach to enhancing light source productivity, offering our customers predictable light source running costs that scale directly with pulse utilization. We provide our OnPulse contract customers on-site support from certified service engineers and continuous real-time light source monitoring. Replacement parts and support are covered under the OnPulse contract, which facilitates cost savings for our customers as well as simplified order and asset management. We believe that our OnPulse contracts offer our customers many compelling benefits, and this product has been well-received by our customers.

Also, we complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers. In 2013, we boosted sales of YieldStar metrology systems to our leading edge customers. These machines generate the data used by our holistic lithography products to control overlay, CD and focus for the most advanced process nodes.

Operational Excellence

We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool delivery.

Our business strategy includes outsourcing the manufacturing of the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

We have a flexible labor model with a mix of fixed and flexible contracted labor in our manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. Furthermore in other facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. Both models reinforce our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for our customers.

In view of the economic volatility of the semiconductor industry, we continue to strive to achieve more efficiencies in our operations by addressing our cost structure and strengthening our capability to generate cash.

Our Business Model

Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•

Offering ongoing improvements in throughput, imaging and overlay by introducing advanced technology based modular platforms, advanced applications and holistic lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer services that ensure rapid, efficient installation, superior support and training to optimize manufacturing processes of our customers;
•	Maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low- cost volume production at the earliest possible date enhancing/following Moore’s law;
•	Enhancing the capabilities of the installed base of our customers through ongoing field upgrades of throughput, imaging and overlay, based on further technology developments;
•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production;
•	Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	Improving the reliability and uptime of our installed system base; and
•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.

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Manufacturing, Logistics and Suppliers

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems and sources, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning/testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning/testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the United States, in Pyongtaek, South Korea and in Linkou, Taiwan. We procure stepper, source and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our value sourcing strategy is based on the following strategic principles:

•	Maintaining long-term relationships with our suppliers;
•	Sharing risks and rewards with our suppliers;
•	Dual sourcing of knowledge, globally, together with our suppliers; and
•	Single sourcing of products, where possible or required.

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Zeiss is our single supplier of lenses, collectors and other critical optical components. In 2013, 26.2 percent of our aggregate cost of sales was purchased from Zeiss (2012: 26.9 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our systems and collectors for our EUV sources. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we are able to produce may be limited by the capacity of Zeiss to provide us with lenses, collectors and other critical optical components. In 2013 our production was not limited by the deliveries from Zeiss.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years notice of its intent to terminate.

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems and light sources, each of which is obtained from a limited number of suppliers. See also “Risk Factors - The Number of Systems We Can Produce is Limited by Our Dependence on a Limited Number of Suppliers of Key Components”.

We have a flexible labor model with a mix of fixed and flexible contracted labor in our manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. Furthermore in other facilities outside the Netherlands, the applicable local labor laws and regulations provide sufficient flexibility. Both models reinforce our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our technically skilled workforce, we can shorten lead-times: a key driver of added value for our customers.

Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Limited and ASML US Inc.

See Note 28 to our Consolidated Financial Statements for a list of our main subsidiaries.

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ASML Operations Update

The following table presents the KPI used by our Board of Management and senior management to measure performance in our monthly operational review meetings. The figures in the table below are based on US GAAP.

Year ended December 31 (in millions)	2013 EUR	%[1]	2012 EUR	%[1]

Sales
Net sales	5,245.3		4,731.5
Increase (decrease) in net sales (%)	10.9		(16.3)
Net system sales	3,993.1		3,801.6
Net service and field option sales	1,252.2		929.9
Sales of systems (in units)	157		170
ASP of total system sales	25.4		22.4
ASP of new system sales	27.4		24.8
ASP of used system sales	6.9		7.6
Value of systems backlog excluding EUV[2]	1,953.3		1,214.1
Systems backlog excluding EUV (in units)[2]	56		46
ASP of systems backlog excluding EUV[2]	34.9		26.4
ASP of systems backlog excluding EUV (New)[2]	41.4		29.8
ASP of systems backlog excluding EUV (Used)[2]	4.7		4.0
Immersion systems recognized (in units)[3]	77		72
NXE systems recognized (in units)[4]	1		1
Profitability
Gross profit	2,177.2	41.5	2,005.2	42.4
Operating income	1,047.9	20.0	1,156.8	24.4
Net income	1,015.5	19.4	1,146.3	24.2
Liquidity
Cash and cash equivalents	2,330.7		1,767.6
Short-term investments	679.9		930.0
Operating cash flow	1,054.2		703.5

1	As a percentage of net sales.
2	Our systems backlog and net bookings include only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within the following 12 months have been assigned.
3	Included in the total number of immersion systems recognized in 201 3 is 4 units of our most advanced immersion technology NXT:1 970Ci systems (2012: nil)
4	In 2013, the first of our third-generation EUV scanners has been recognized in sales. As per year end 2013, the second and third NXE:3300B systems are being installed at customer sites.

The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU, therefore, the results of operations analysis set out in the remainder of this paragraph is based on IFRS-EU. For a detailed explanation of the differences between U.S. GAAP and IFRS-EU, we refer to pages 54 and 55.

Results of Operations

Set forth below are our Consolidated Statement of Profit or Loss data for the two years ended December 31, 2013 and 2012:

Year ended December 31 (in millions)	2013 EUR	2012 EUR

Net sales	5,245.3	4,731.5
Cost of sales	(3,159.3)	(2,835.7)
Gross profit	2,086.0	1,895.8
Other income	64.4	0.0
Research and development costs	(564.0)	(298.1)
Selling, general and administrative costs	(311.3)	(256.5)
Operating income	1,275.1	1,341.2
Interest and other, net	(18.8)	(3.3)
Income before income taxes	1,256.3	1,337.9
Benefit from (provision for) income taxes	(62.5)	(35.6)
Net income	1,193.8	1,302.3

ASML STATUTORY ANNUAL REPORT 2013	46

The following table shows a summary of net sales, units sold, gross profit and ASP data for the years ended December 31, 2013 and 2012:

Year ended December 31 (in millions EUR, unless otherwise indicated)	2013	2012

Net sales	5,245.3	4,731.5
Net system sales	3,993.1	3,801.6
Net service and field option sales	1,252.2	929.9
Total sales of systems (in units)	157	170
Total sales of new systems (in units)	142	146
Total sales of used systems (in units)	15	24
Gross profit as a percentage of net sales	39.8	40.1
ASP of system sales	25.4	22.4
ASP of new system sales	27.4	24.8
ASP of used system sales	6.9	7.6

Sales

Net sales increased by EUR 513.8 million, or 10.9 percent, to EUR 5,245.3 million in 2013 from EUR 4,731.5 million in 2012, mainly driven by the increase in net service and field option sales of EUR 322.3 million, or 34.7 percent to EUR 1,252.2 million in 2013 from EUR 929.9 million in 2012. The increase in net service and field option sales is mainly caused by the expansion of Holistic Lithography through increased sales of integrated metrology and feedback loop technology and by OnPulse revenues as a result of the acquisition of Cymer.

The increase in net system sales of EUR 191.5 million, or 5.0 percent, to EUR 3,993.1 million in 2013 from EUR 3,801.6 million in 2012 is mainly caused by an increased ASP which more than offsets the lower amount of systems sold.

The increase of the ASP of our systems sold can mainly be explained by the ASP of our new systems sold which increased to EUR 27.4 million in 2013 from EUR 24.8 million in 2012, which was the result of a shift in the mix of systems sold towards more high-end system types, NXT:1960Bi and NXT:1970Ci and including one NXE:3300B.

Through 2013, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2013, recognized sales to our largest customer accounted for EUR 2,058.6 million, or 39.2 percent of our net sales. In 2012, recognized sales to our largest customer accounted for EUR 1,236.1 million, or 26.1 percent of our net sales.

Gross profit increased by EUR 190.1 million to EUR 2,086.0 million or 39.8 percent of net sales in 2013 from EUR 1,895.8 million or 40.1 percent of net sales in 2012. Higher gross profit was mainly driven by the increased net system sales. Gross profit as a percentage of net sales in 2013 decreased compared to 2012, mainly due to a 1.5 percent impact from non-cash purchase price accounting adjustments related to the Cymer acquisition.

Other Income

Other income consists of contributions for R&D programs under the NRE funding arrangements from Participating Customers of the CCIP and amounted to EUR 64.4 million for 2013 (2012:nil).

Research and Development Costs

R&D investments of EUR 887.7 million, comprising of R&D costs (including development costs not eligible for capitalization), net of credits, of EUR 564.0 million (2012: EUR 301.3 million) and capitalization of development expenditures of EUR 323.7 million (2012:EUR 298.1 million) were significantly higher than in 2012 (EUR 599.4 million). Overall R&D investments increased as a result of the acquisition of Cymer and further investments in our other strategic programs (EUV, immersion and holistic lithography).

Selling, General and Administrative costs

SG&A costs increased by EUR 54.8 million, or 21.4 percent, to EUR 311.3 million in 2013, from EUR 256.5 million in 2012. The increase was mainly driven by the acquisition and subsequent integration of Cymer and incurred restructuring expenses.

ASML STATUTORY ANNUAL REPORT 2013	47

Profitability

Our target is to achieve annual income from operations as percentage of net sales of greater than 20 percent. However in exceptional circumstances, as evidence by the financial and economic crisis in 2009, we could see periods with income from operations that are substantially below our minimum target level.

Interest and Other, Net

Interest and other, net increased by EUR 15.5 million to EUR 18.8 million expense in 2013 from EUR 3.3 million expense in 2012. This increase is mainly explained by the loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017 and a lower interest generated on our cash and cash equivalents and short-term investments compared.

Income Taxes

The effective tax rate increased to 5.0 percent of income before income taxes in 2013 compared to 2.7 percent in 2012. In 2013, the effective tax rate was impacted by the settlement of the favorable pre-existing relationships between Cymer and ASML. This settlement gain is not recognized for tax purposes and was, apart from the R&D tax incentives, the major driver for the change in the effective tax rate in 2013. In 2012, the effective tax rate was amongst others impacted by a one-time tax benefit resulting from successful conclusion of tax audits. The movement in the liability for uncertain tax benefits in 2013 is considered to be limited compared to 2012.

Net Income

Net income in 2013 amounted to EUR 1,193.8 million, or 22.8 percent of net sales, representing EUR 2.78 basic net income per ordinary share, compared with net income in 2012 of EUR 1,302.3 million, or 27.5 percent of net sales, representing EUR 3.07 basic net income per ordinary share.

Liquidity

Our cash and cash equivalents increased to EUR 2,330.7 million as of December 31, 2013 from EUR 1,767.6 million as of December 31, 2012 and our short-term investments decreased to EUR 679.9 million as of December 31, 2013 from EUR 930.0 million as of December 31, 2012.

We generated net cash provided by operating activities of EUR 1,381.0 million and EUR 999.3 million in 2013 and 2012 respectively. Higher net cash provided by operating activities in 2013 compared to 2012 relates to increased sales levels and a decrease of our working capital, mainly due to an increase in accounts payable.

We used EUR 692.0 million in investing activities in 2013 and EUR 1,413.4 million in 2012. In 2013, our investing activities mainly related to the cash consideration paid for the acquisition of Cymer of EUR 443.7 million and the purchase of property, plant and equipment of EUR 210.8 million, mainly related to further expansion of our EUV production facilities. This was to a large extent offset by the decrease of short-term investments, mainly in Dutch Treasury Certificates and deposits with the Dutch government, of EUR 290.2 million. In 2012 our investing activities primarily related to our short-term investments in Dutch Treasury Certificates and deposits with the Dutch government of EUR 930.0 million and purchases of property, plant and equipment of EUR 171.9 million and the purchase of intangible assets of EUR 301.2 million.

Net cash used in financing activities was EUR 116.3 million in 2013 compared with net cash used in financing activities of EUR 547.8 million in 2012. In September 2013, we completed an offering of EUR 750 million 3.375 percent senior notes due 2023 with interest payable annually on September 19 and, simultaneously, we repurchased a nominal amount of EUR 361.8 million of our EUR 600 million 5.75 percent senior notes due 2017 in a tender offer. In 2013, net cash used in financing activities included the net cash proceeds of EUR 740.4 million from our notes offering and net cash proceeds of EUR 31.8 million from the issuance of shares in connection with the exercise and purchase of employee stock options, mainly offset by net cash outflows of EUR 368.3 million for our notes tender offer and unwinding of related interest rate swaps, EUR 300.0 million for our regular share buyback program and EUR 216.1 million for our annual dividend payment. In 2012, net cash used in financing activities includes the net cash outflow of EUR 3,728.3 million for the Synthetic Share Buyback, EUR 535.4 million for our regular share buyback programs and EUR 188.9 million for our annual dividend payment, to a large extent offset by the proceeds of EUR 3,853.9 million from issuance of shares under the CCIP and EUR 53.8 million net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options.

Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2013 of EUR 2,330.7 million, short-term investments as of December 31, 2013 of EUR 679.9 million and available credit facilities as of December 31, 2013 of EUR 700.0 million. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

ASML STATUTORY ANNUAL REPORT 2013	48

We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are predominantly denominated in euros and partly in U.S. dollars.

Our available credit facility consists of an EUR 700.0 million committed revolving credit facility from a group of banks that will mature in 2018. The credit facility contains a restrictive covenant that requires us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. At the end of 2013, we were in compliance with the covenant. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position. No amounts were outstanding under the credit facility as of the end of 2013.

We have repayment obligations in 2017, amounting to EUR 238.2 million and in 2023, amounting to EUR 750.0 million, both relating to our Eurobonds.

ASML seeks to ensure that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and its borrowing capability, will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our expected capital expenditures in 2014. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

See Notes 6,18,19, 20 and 21 to our Consolidated Financial Statements for further reference.

Trend Information

In 2013, our business was supported by continuing momentum in the Logic segment with customers starting to add capacity at the 20nm node, driven by the mobile applications market. The memory segment continued to pick up in light of tight mobile DRAM capacity. NAND memory bit demand is on a steady growth path with a stable market outlook, underpinning technology and capacity investments in 2014.

The following table sets forth our systems backlog, excluding EUV, as of December 31, 2013 and 2012.

Year ended December 31 (in millions EUR, unless otherwise indicated)	2013	2012

New systems backlog excluding EUV (in units)	46	40
Used systems backlog excluding EUV (in units)	10	6
Total systems backlog excluding EUV (in units)	56	46
Value of new systems backlog excluding EUV	1,906.2	1,190.1
Value of used systems backlog excluding EUV	47.1	24.0
Total value of systems backlog excluding EUV	1,953.3	1,214.1
ASP of new systems backlog excluding EUV	41.4	29.8
ASP of used systems backlog excluding EUV	4.7	4.0
ASP of total systems backlog excluding EUV	34.9	26.4

Outlook

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

For the first quarter of 2014, we expect net sales of around EUR 1.4 billion and other income of about EUR 20 million, which consists of contributions from participants of the CCIP.

ASML STATUTORY ANNUAL REPORT 2013	49

Subject to market conditions, we expect that our capital expenditures (purchases of property, plant and equipment) in 2014 will be about EUR 480 million (2013: EUR 210.8 million). These expenditures will mainly consist of investments used for the further expansion of our EUV production facilities enabling us to meet future demand for EUV systems and of investments in our other strategic programs (e.g. Immersion). We expect to finance these capital expenditures through cash generated by operations and cash and cash equivalents, as well as NRE funding payments.

We expect our headcount (payroll and temporary employees) to slightly increase during 2014, mainly following from increased operational activities and the acceleration of our R&D activities.

Cymer Merger

On October 16, 2012, ASML entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry (the “Merger Agreement”). The Merger Agreement provided for the acquisition of all outstanding shares of Cymer by a wholly-owned subsidiary, ASML US inc., an indirect wholly-owned subsidiary of ASML. The Merger Agreement also contained certain customary representations and warranties, covenants and indemnities. The transaction was completed on May 30, 2013, in accordance with the terms of the Merger Agreement, for a total consideration of EUR 3.1 billion (USD 4.1 billion). See Note 4.

Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.

In addition to the funding commitments described above, the Participating Customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 26 to our Financial Statements.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE Funding Agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE Funding Agreements between ASML and Intel is set out below. The agreements between ASML and the other program participants - TSMC (which acquired 5 percent of our shares and made an EUR 276 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreement

Pursuant to the Intel Investment Agreement between ASML and Intel, dated July 9, 2012, ASML agreed to issue to a foundation established for the Intel Stichting ordinary shares equal to 15 percent of ASML’s issued ordinary shares; the Intel Stichting issued to Intel depositary receipts representing the ordinary shares. The subscription price for the ordinary shares issued to Intel was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Intel Investment Agreement, ASML has agreed to indemnify Intel, and its affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

ASML STATUTORY ANNUAL REPORT 2013	50

Shareholder Agreement

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

Voting Restrictions

Pursuant to the Intel Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other Participating Customers) (ii) the date of notification to ASML by Participating Customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other Participating Customers represents less than 5 percent of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

ASML STATUTORY ANNUAL REPORT 2013	51

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Restriction has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) in respect of Intel, 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at NYSE Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

Intel NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel has agreed to fund certain of ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the Intel NRE Funding Agreements). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the relevant agreements (2013-2017). Under the agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV), then the parties may agree on an alternative development project. If no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements

Development 450mm silicon wafer technology

In November 2013, following our customers’ decision, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm. Since 450mm requires both generic developments and wafer size-specific developments, many of our employees involved in the 450mm project are doing work that is just as relevant for future DUV and EUV platforms. The teams and people have therefore been reassigned to different projects.

ASML STATUTORY ANNUAL REPORT 2013	52

Under our CCIP, we are party to a 450mm NRE Funding Agreement with Intel for a total NRE funding commitment of EUR 553 million. We are currently in discussions with Intel to determine appropriate projects to which to apply the 450mm NRE funding.

Under the CCIP, we are also party to EUV NRE agreements with Intel (total funding of EUR 276 million), TSMC (total funding of EUR 276 million) and Samsung (total funding of EUR 276 million), all of which funding is being used for EUV projects.

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is not dependent on our financial results. No member of the Supervisory Board personally maintains a business relationship with ASML other than as a member of the Supervisory Board. The Remuneration Committee is responsible for reviewing and, if appropriate, recommending changes to the remuneration of the Supervisory Board. Any recommended changes to the remuneration of the members of the Supervisory Board must be submitted to the General Meeting of Shareholders for approval. For more details regarding the remuneration of the Supervisory Board we refer to Note 31 to our Consolidated Financial Statements.

Remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the advice of the Remuneration Committee of the Supervisory Board. For more details regarding the remuneration of the Board of Management, we refer to the Corporate Governance Paragraph and Note 31 to our Consolidated Financial Statements.

Corporate Governance

ASML continuously monitors and assesses applicable Dutch, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code, as ASML is registered in the Netherlands and is listed on NYSE Euronext Amsterdam. For more details we refer to the Corporate Governance Paragraph.

Directors’ Responsibility Statement

The Directors’ Responsibility Statement is included in this report on pages 57 and 58.

Corporate Responsibility Report 2013

Corporate Responsibility Strategy: Our customers want lithography systems that produce more chips faster, using less energy and fewer natural resources, at a similar cost. Customers also want us, as their supplier, to operate according to the highest environmental, social and governance standards. ASML’s corporate responsibility strategy is based on and fully aligned to our business strategy, aimed at maintaining and further developing our position as a technology leader in the semiconductor industry.

In 2013, we performed a comprehensive and structured materiality assessment in order to identify the non-financial themes that are most relevant to our stakeholders and for our sustained long-term business success.

ASML STATUTORY ANNUAL REPORT 2013	53

Most of the material themes identified are already included in our strategy and high on our priority list. We identified eight material non-financial themes validated by the CRSB:

•	Innovation;
•	Knowledge & intellectual property management;
•	Sustainable relationship with our suppliers;
•	Sustainable relationship with our customers;
•	Product stewardship;
•	Talent management;
•	Training & development; and
•	Sustainable relationship with our employees.

In addition, we recognize that there are certain other themes on which our stakeholders expect us to act as a responsible corporate citizen. These themes have been labeled as responsible business themes. The outcome of the materiality assessment will be used in 2014 to refocus our corporate responsibility strategy.

Corporate Responsibility Governance: Corporate responsibility is driven by the Executive Vice President Operations and Order Fulfillment Process, Frédéric J.M. Schneider-Maunoury, who chairs the CRSB, which supervises the execution of our corporate responsibility strategy. The CRSB is made up of senior management representatives from all sectors within ASML. It is the mission of the CRSB to monitor the realization of our corporate responsibility targets and KPIs, and to review and approve related policy changes and improvement activities. The CRSB met four times in 2013. The meetings focused on reviewing the progress of ASML’s non-financial performance indicators with respect to our corporate responsibility targets, KPIs and projects.

The Corporate Risk & Assurance department coordinates the day-to-day implementation of the corporate responsibility strategy, policies and improvement activities, while business owners have the operational responsibility to implement the corporate responsibility policies.

US GAAP and Dutch Statutory Annual Reports

General

ASML prepares two sets of Financial Statements, one based on US GAAP and one based on Dutch law and IFRS-EU. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS-EU as from January 1, 2005.

The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.

ASML’s Annual Report on Form 20-F, which is based on US GAAP, may contain additional information next to its Statutory Annual Report. The Annual Report on Form 20-F, the US GAAP quarterly press releases (including summary US GAAP and IFRS Consolidated Financial Statements), the Statutory Interim Report and the Statutory Annual Report are available on ASML’s website at www.asml.com. For the periods presented in this Statutory Annual Report, the main differences between IFRS and US GAAP for ASML relate to the following:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Net income based on US GAAP	1,015,490	1,146,316
Development expenditures	188,972	164,736
Share-based payments	4,029	(959)
Income taxes	(14,647)	(587)
Reversal of write-downs	-	(7,159)
Net income based on IFRS	1,193,844	1,302,347

ASML STATUTORY ANNUAL REPORT 2013	54

As of December 31 (in thousands)	2013 EUR	2012 EUR

Shareholders equity under U.S. GAAP	6,922,427	4,066,893
Development expenditures	582,614	396,894
Share-based payments	27,038	4,061
Income taxes	12,716	30,354
Reversal of write-downs	-	-

Equity under IFRS	7,544,795	4,498,202

Development Expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to R&D to operating expense as incurred.

Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Under US GAAP, ASML applies ASC 718 “Compensation - Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our Financial Statements.

Income Taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Reversal of Write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under US GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

ASML STATUTORY ANNUAL REPORT 2013	55

Statutory Interim Report 2013

On July 17, 2013 we published our Statutory Interim Report for the six-month period ended June 30, 2013. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an Interim Management Board Report and a Managing Directors’ Statement. The Statutory Interim Report comprises regulated information within the meaning of the Dutch FMSA.

The Board of Management,

Veldhoven, February 11, 2014

ASML STATUTORY ANNUAL REPORT 2013	56

Directors’ Responsibility Statement

Managing Directors’ Statement (EU Transparency Directive)

The Board of Management hereby declares that, to the best of its knowledge, the Statutory Financial Statements prepared in accordance with IFRS-EU and Title 9 of Part 2 of the Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the management report includes a fair review concerning the position as per the statement of financial position date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties that they face.

In Control Statement (Dutch Corporate Governance Code)

As the Board of Management of ASML Holding N.V., we hereby state that we are responsible for the design, implementation and operation of ASML’s internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which ASML is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.

Financial Reporting Risks

To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we use various measures including but not limited to:

•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	semi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly and quarterly financial reporting to the Board of Management and ASML’s senior management;
•

letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;

•	assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports;
•	assessments by ASML’s Disclosure Committee with respect to internal controls in light of among others the requirements under the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code;
•	discussions on management letters and audit reports provided by ASML’s internal and external auditors within our Board of Management and Supervisory Board;
•	ASML’s Code of Conduct and Business Principles, our guidelines on ethical business conduct;
•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

We acknowledge the importance of internal control and risk management systems. Therefore, in 2004, ASML executed the SOX Project to establish a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The results of ASML’s assessment of the effectiveness of this framework, which is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) model (1992), as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the implementation of this internal control framework, as well as significant changes and major improvements in internal controls, with the Audit Committee and the full Supervisory Board.

ASML STATUTORY ANNUAL REPORT 2013	57

Summary

Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:

1.	the above-mentioned measures provide a reasonable level of assurance that ASML’s Financial Statements as of and for the year ended December 31, 2013 fairly present in all material respects the financial condition, results of operations and cash flows of ASML and that ASML’s Financial Statements as of and for the year ended December 31, 2013 do not contain any material inaccuracy;
2.	the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2013; and
3.	there are no indications that ASML’s internal controls over financial reporting will not operate effectively in 2014.

ASML’s Board of Management is currently not aware of any significant change in ASML’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, ASML’s effectiveness of internal control over financial reporting.

Operational/Strategic Risks and Legal and Regulatory Risks

To comply with our duties in the area of internal risk management and control systems with respect to operational/ strategic risks and legal and regulatory risks, we use various measures among which:

•	strategic evaluations of ASML’s business by the Board of Management in consultation with the Supervisory Board;
•	semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;
•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	semi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly (internal) and quarterly (public) financial reporting;
•

letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;

•	quarterly review of key operational risk areas by the CRSB;
•	ASML’s Code of Conduct and Business Principles, our guidelines on ethical business conduct;
•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities and our internal control and risk management systems, we refer to Internal Risk Management and Control Systems, External Factors included in ASML’s Corporate Governance Paragraph. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in this Statutory Annual Report.

The Board of Management,

Peter T.F.M. Wennink, President, CEO and Chairman of the Board of Management

Martin A. van den Brink, President, CTO and Vice Chairman of the Board of Management

Frits J. van Hout, Executive Vice President, Chief Program Officer

Frédéric J.M. Schneider-Maunoury, Executive Vice President, Chief Operations Officer

Veldhoven, February 11, 2014

ASML STATUTORY ANNUAL REPORT 2013	58

Consolidated Financial Statements

ASML STATUTORY ANNUAL REPORT 2013	59

ASML STATUTORY ANNUAL REPORT 2013	60

Consolidated Financial Statements

62	Consolidated Statement of Profit or Loss

63	Consolidated Statement of Comprehensive Income

64	Consolidated Statement of Financial Position

65	Consolidated Statement of Changes in Equity

66	Consolidated Statement of Cash Flows

67	Notes to the Consolidated Financial Statements

ASML STATUTORY ANNUAL REPORT 2013	61

Consolidated Statement of Profit or Loss

Notes	Year ended December 31 (in thousands, except per share data)	2013 EUR	2012 EUR

29	Net system sales	3,993,129	3,801,632
	Net service and field option sales	1,252,197	929,923

29	Total net sales	5,245,326	4,731,555
	Cost of system sales	(2,324,903)	(2,308,315)
	Cost of service and field option sales	(834,443)	(527,377)

30	Total cost of sales	(3,159,346)	(2,835,692)

	Gross profit	2,085,980	1,895,863
36	Other income	64,456	-
30, 32	Research and development costs	(563,965)	(298,052)
30	Selling, general and administrative costs	(311,335)	(256,479)

	Operating income	1,275,136	1,341,332
33	Finance income	9,187	16,585
33	Finance costs	(28,010)	(20,008)

	Income before income taxes	1,256,313	1,337,909
27	Provision for income taxes	(62,469)	(35,562)

	Net income	1,193,844	1,302,347
8	Basic net income per ordinary share	2.78	3.07
8	Diluted net income per ordinary share[1]	2.75	3.05
	Number of ordinary shares used in computing per share amounts (in thousands):
8	Basic	429,770	424,096
8	Diluted[1]	433,446	426,986

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

ASML STATUTORY ANNUAL REPORT 2013	62

Consolidated Statement of Comprehensive Income

Notes	Year ended December 31 (in thousands)	2013 EUR	2012 EUR

	Net income	1,193,844	1,302,347

	Other comprehensive income:
	Foreign currency translation, net of taxes:
6,19	Gain (loss) on the hedge of a net investment	-	-
6,19	Gain (loss) on translation of foreign operations	(122,000)	5,927

	Financial instruments, net of taxes:
6,19	Gain (loss) on derivative financial instruments	(5,370)	214
6,19	Transfers to net income	(2,276)	(7,761)

	Other comprehensive income for the period, net of taxes[1]	(129,646)	(1,620)

	Total comprehensive income for the period, net of taxes	1,064,198	1,300,727
	Attributable to Equity holders	1,064,198	1,300,727

1	All items in accumulated other comprehensive income as at December 31, 2013, comprising of the hedging reserve of EUR 12.2 million (2012: EUR 4.6 million) and the currency translation reserve of EUR 214.0 million (2012: EUR 96.5 million), will be reclassified subsequently to profit or loss when specific conditions are met.

ASML STATUTORY ANNUAL REPORT 2013	63

Consolidated Statement of Financial Position

(Before appropriation of net income)

Notes	As of December 31 (in thousands)	2013 EUR	2012 EUR

	Assets
9	Property, plant and equipment	1,217,840	1,029,923
10	Goodwill	2,111,296	158,067
11	Other intangible assets	1,375,572	460,928
27	Deferred tax assets	302,724	188,638
16	Finance receivables	46,017	38,621
13	Derivative financial instruments	30,777	101,651
14	Other assets	263,353	206,900

	Total non-current assets	5,347,579	2,184,728

15	Inventories	2,393,022	1,856,970
27	Current tax assets	32,333	57,116
13	Derivative financial instruments	40,843	50,097
16	Finance receivables	250,472	265,167
17	Accounts receivable	878,321	605,288
14	Other assets	250,217	166,088
18	Short-term investments	679,884	930,005
18	Cash and cash equivalents	2,330,694	1,767,596

	Total current assets	6,855,786	5,698,327

	Total assets	12,203,365	7,883,055

	Equity and liabilities

19	Equity	7,544,795	4,498,202

20	Long-term debt	1,065,756	752,892
13	Derivative financial instruments	2,608	4,032
27	Deferred and other tax liabilities	439,885	132,834
22	Provisions	4,620	7,974
23	Accrued and other liabilities	280,534	401,109

	Total non-current liabilities	1,793,403	1,298,841

22	Provisions	2,227	2,280
13	Derivative financial instruments	9,044	6,861
20	Current portion of long-term debt	4,385	3,610
27	Current tax liabilities	15,803	10,791
23	Accrued and other liabilities	2,207,838	1,873,509
	Accounts payable	625,870	188,961

	Total current liabilities	2,865,167	2,086,012

	Total equity and liabilities	12,203,365	7,883,055

ASML STATUTORY ANNUAL REPORT 2013	64

Consolidated Statement of Changes in Equity

(Before appropriation of net income)

		Issued and Outstanding Shares			Treasury
Notes	(in thousands)	Number[1] EUR	Amount EUR	Share Premium EUR	Shares at Cost EUR	Retained Earnings EUR	Other Reserves[2] EUR	Net Income EUR	Total EUR

	Balance at January 1, 2012	413,669	38,816	920,478	(417,837)	1,525,238	159,039	1,494,071	3,719,805

	Appropriation of net income	-	-	-	-	1,494,071	-	(1,494,071)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,302,347	1,302,347
6,19	Foreign currency translation	-	-	-	-	-	5,927	-	5,927
6,19	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,547)	-	(7,547)
	Total comprehensive income	-	-	-	-	-	(1,620)	1,302,347	1,300,727

	CCIP:
19,36	Issuance of shares	96,566	8,691	3,968,677	-	-	-	-	3,977,368
19,36	Fair value differences[3]	-	-	(123,416)	-	-	-	-	(123,416)
19,36	Capital repayment[4]	(93,411)	(8,691)	(3,845,261)	125,628	-	-	-	(3,728,324)

19	Purchases of treasury shares	(13,478)	-	-	(535,373)	-	-	-	(535,373)
19	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-	-	-
24,30,31	Share-based payments	-	-	20,596	-	-	-	-	20,596
24,30	Issuance of shares	3,819	-	(8,106)	66,982	(3,165)	-	-	55,711
19	Dividend paid	-	-	-	-	(188,892)	-	-	(188,892)
19	Development expenditures	-	-	-	-	(192,482)	192,482	-	-

	Balance at December 31, 2012	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

	Appropriation of net income	-	-	-	-	1,302,347	-	(1,302,347)	-

	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,193,844	1,193,844
6,19	Foreign currency translation	-	-	-	-	-	(122,000)	-	(122,000)
6,19	Loss on financial instruments, net of taxes	-	-	-	-	-	(7,646)	-	(7,646)
	Total comprehensive income	-	-	-	-	-	(129,646)	1,193,844	1,064,198

	CCIP:
19,36	Fair value differences[5]	-	-	20,956	-	-	-	-	20,956

19	Purchases of treasury shares	(4,614)	-	-	(300,000)	-	-	-	(300,000)
19	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-	-	-
24,30,31	Share-based payments[6]	-	-	116,821	-	-	-	-	116,821
24,30	Issuance of shares[7]	38,301	3,282	2,312,360	50,805	(5,744)	-	-	2,360,703
19	Dividend paid	-	-	-	-	(216,085)	-	-	(216,085)
19	Development expenditures	-	-	-	-	(231,523)	231,523	-	-

	Balance at December 31, 2013	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

1	As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of December 31, 2012, the number of issued shares was 419,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 19.
3	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the CCIP.
4	In 2012, as part of the capital repayment, EUR 3,728.3 million of Equity was returned to our shareholders (excluding Participating Customers in the CCIP) and the number of shares was reduced by 23 percent. See Note 19.
5	EUR 21.0 million is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
6	Share-based payments include an amount of EUR 66.1 million in relation to the fair value compensation of unvested equity awards exchanged as part of acquisition of Cymer.
7	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million. The difference of EUR 1.0 million with the fair value of shares as disclosed in Note 4 is explained by 1 4,533 shares still to be issued to former Cymer shareholders.

ASML STATUTORY ANNUAL REPORT 2013	65

Consolidated Statement of Cash Flows

Notes	Year ended December 31 (in thousands)	2013 EUR		2012 EUR

	Cash Flows from Operating Activities
	Net income	1,193,844		1,302,347

	Adjustments to reconcile net income to net cash flows from operating activities:
9,11	Depreciation and amortization	320,924		285,886
9,11	Impairment	13,057		3,234
9	Loss on disposal of property, plant and equipment[1]	2,823		2,272
24, 31	Share-based payments	47,422		18,714
17	Allowance for doubtful receivables	1,062		458
15	Allowance for obsolete inventory	164,852		118,678
27	Deferred income taxes	26,018		(41,695)
	Changes in assets and liabilities:
17	Accounts receivable	(192,149)		246,982
16	Finance receivables	9,277		(225,103)
15	Inventories[1]	(521,110)		(334,280)
14	Other assets	(53,141)		(8,627)
22, 23	Accrued and other liabilities	(6,747)		(109,785)
	Accounts payable	321,486		(225,083)
27	Income taxes payable	68,795		81,177

	Cash generated from operations	1,396,413		1,115,175
	Interest received	37,355		31,453
	Interest paid	(50,535)		(37,906)
	Income taxes paid	(2,278)		(109,504)

	Net cash provided by operating activities	1,380,955		999,218

	Cash Flows from Investing Activities
9	Purchase of property, plant and equipment[1]	(210,804)		(171,878)
11	Purchase of intangible assets	(327,672)		(301,282)
5, 18	Purchase of available for sale securities	(904,856)		(1,379,997)
5, 18	Maturity of available for sale securities	1,195,031		449,992
	Acquisition of subsidiaries (net of cash acquired)	(443,712)	[2]	(10,292)

	Net cash used in investing activities	(692,013)		(1,413,457)

	Cash Flows from Financing Activities
19	Dividend paid	(216,085)		(188,892)
19	Purchase of shares	(300,000)		(535,373)
24, 31	Net proceeds from issuance of shares	31,822		3,907,666	[3]
	Net proceeds from issuance of notes	740,445	[4]	-
	Repurchases of notes	(368,303)	[5]	-
19	Capital Repayment	-		(3,728,324)	[6]
20	Repayment of debt	(4,100)		(2,776)

	Net cash used in financing activities	(116,221)		(547,699)

	Net cash flows	572,721		(961,938)
	Effect of changes in exchange rates on cash	(9,623)		(2,248)

	Net increase (decrease) in cash and cash equivalents	563,098		(964,186)
18	Cash and cash equivalents at beginning of the year	1,767,596		2,731,782

18	Cash and cash equivalents at end of the year	2,330,694		1,767,596

1	An amount of EUR 115.9 million (2012: EUR 204.8 million, 2011: EUR 300.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory, an amount of EUR 12.5 million (2012: EUR 9.6 million, 2011: EUR 17.7 million) relates to other non-cash movements (mainly investments not yet paid and inceptions of finance lease arrangements) and an amount of EUR 48.2 million (2012: EUR 222.9 million, 2011: EUR 145.3 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statement of Cash Flows. For further details see Note 9.
2	In addition to the cash paid in relation to the acquisition of Cymer, we issued 36,464,576 shares for an amount of EUR 2,346.7 million (non-cash event) as part of the consideration paid.
3	The net proceeds from issuance of shares includes an amount of EUR 3,853.9 million related to the share issuances in connection to the CCIP.
4	Net proceeds from issuance of notes relate to the total cash proceeds of EUR 740.4 million (net of incurred transaction costs) from the offering of our EUR 750 million 3.375 percent senior notes due 2023.
5	Repurchase of notes relates to the net cash outflows of EUR 368.3 million for the partial repurchase of our EUR 600 million 5.75 percent senior notes due 201 7 including the partial unwinding of the related interest rate swaps.
6	The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback in November 2012.

ASML STATUTORY ANNUAL REPORT 2013	66

Notes to the Consolidated Financial Statements

1. General Information

ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

Our shares are listed for trading in the form of registered shares on NASDAQ and on NYSE Euronext Amsterdam. The principal trading market of our ordinary shares is NYSE Euronext Amsterdam.

On May 30, 2013 we acquired 100 percent of the issued share capital of Cymer. Comparative financial information presented in the Consolidated Financial Statements does not include Cymer, unless stated otherwise.

Our Financial Statements were authorized for issue by the Board of Management on February 11, 2014 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the General Meeting of Shareholders, scheduled on April 23, 2014.

2. Adoption of New and Revised International Financial Reporting Standards

Standards and Interpretations Effective in 2013

ASML’s implementation of new Standards and Interpretations which are effective as of January 1, 2013 and had an effect on our Consolidated Financial Statements, are summarized below:

Annual Improvements to IFRSs 2009-2011 Cycle issued in May 2012 (effective for annual periods beginning on or after January 1, 2013). Amendments to IFRSs amongst others include amendments to IAS 1 “Presentation of Financial Statements”. This Amendment requires to group the items in other comprehensive income on the basis of whether they are potentially able to subsequently reclassified to profit and loss (reclassification adjustments). The presentation of our Consolidated Statement of Comprehensive Income has been adjusted to comply with this Amendment.

At the Date of Authorization of These Consolidated Financial Statements, the Following Standards and Interpretations Have Been Issued However Are Not Yet Effective and/or Have Not Yet Been Adopted by the EU and Have Not Yet Been Adopted by Us

IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after January 1, 20171), was issued in November 2009 and subsequently amended in December 16, 2011 and November 19, 2013. The Standard is subject to endorsement by the EU. IFRS 9 addresses the classification and measurement of financial assets and financial liabilities. IFRS 9 enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity. Furthermore, IFRS 9 addresses the accounting for changes in the fair value of financial liabilities (designated at fair value through profit or loss) attributable to changes in the credit risk of that liability. We are currently in the process of determining the impact of implementing this Standard on our Consolidated Financial Statements.

IAS 32 Amendments “Offsetting Financial Assets and Financial Liabilities” (effective for annual periods beginning on or after January 1, 2014). The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically the amendments clarify the meaning of ‘currency has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. We do not anticipate any material impact on our Consolidated Financial Statements upon implementation.

We believe that the effect of all other IFRSs not yet adopted is not expected to be material.

1)	the IASB tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after 1 January 2017.

ASML STATUTORY ANNUAL REPORT 2013	67

3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Consolidated Financial Statements are stated in thousands of EUR unless otherwise indicated. These Consolidated Financial Statements, prepared for statutory purposes, have been prepared in accordance with IFRS-EU. For internal and external reporting purposes, we apply US GAAP. US GAAP is our primary accounting standard for setting financial and operational performance targets.

The Consolidated Financial Statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below.

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the Consolidated Statement of Financial Position and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Basis of Consolidation

The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the SPE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries

Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Business Combinations

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e. the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

Special Purpose Entities

When we have an interest in a SPE, we shall assess whether we have control over that SPE and, thus, should consolidate the SPE.

Foreign Currency Translation

The individual financial statements of each group entity are presented in their Functional Currency. For the purpose of the Consolidated Financial Statements, the results and financial position of each entity are expressed in euros, which is ASML’s Functional Currency, and the presentation currency for the Consolidated Financial Statements.

In preparing the financial statements of the individual entities, transactions in Foreign Currencies are recorded at the rates of exchange prevailing the date of the transactions. At each Consolidated Statement of Financial Position date, monetary items denominated in Foreign Currencies are translated at the rates prevailing the Consolidated Statement of Financial Position date. Non-monetary items carried at fair value that are denominated in Foreign Currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a Foreign Currency are not retranslated.

Exchange rate differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in the Consolidated Statement of Profit or Loss in the period in which they arise. Exchange rate differences arising on the translation of non-monetary items carried at fair value are recognized in the Consolidated Statement of Profit or Loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.

In order to hedge its exposure to certain foreign exchange rate risks, we enter into forward contracts and currency options; see below for details of our accounting policies in respect of such derivative financial instruments.

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For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of our foreign subsidiaries (including comparatives) are expressed in euros using exchange rates prevailing on the Consolidated Statement of Financial Position date. Income and cost items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising are classified as equity and transferred to our currency translation reserve. Such translation differences are recognized in the Consolidated Statement of Profit or Loss in the period in which the foreign operation is disposed. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of foreign subsidiaries and translated at closing rate.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 45 years
Machinery and equipment	2 - 10 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years

Land is not depreciated.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimates accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statement of Profit or Loss.

Intangible Assets

Goodwill

Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. If the Recoverable Amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. Goodwill is stated at cost less accumulated impairment losses.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other Intangible Assets

Other intangible assets include internally-generated intangible assets, brands, intellectual property, developed technology, customer relationships, in-process R&D and other intangible assets.

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Internally-generated Intangible Assets - Development Expenditures

Expenditures on research activities are recognized as costs in the period in which they incur. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated.

An internally-generated intangible asset arising from our development is recognized only if we can demonstrate all of the following conditions:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	The probability that the asset created will generate future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 25.1 million and EUR 19.6 million for 2013 and 2012, respectively). Consequently, we are not able to reliably determine the amount of development expenditures incurred and therefore no amounts were capitalized for these programs.

Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to five years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the Consolidated Statement of Profit or Loss in the period in which it is incurred.

The estimated useful lives and amortization method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

Brands, Intellectual Property, Developed Technology, Customer Relationships and Other Intangible Assets

Brands, intellectual property, developed technology, customer relationships and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

In-process Research and Development

In-process R&D relate to the fair value of the technology that was in development at the time of an acquisition. In-process R&D are considered to be not yet ready for use and are therefore not amortized. At inception of amortization, the amount of in-process R&D will be reclassified to developed technology.

The following table presents the estimated useful lives of ASML’s other intangible assets:

Category	Estimated useful life

Brands	20 years
Development expenditures	1 - 5 years
Intellectual property	3 - 10 years
Developed technology	6 - 15 years
Customer relationships	8 - 18 years
Other	2 - 6 years

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each Consolidated Statement of Financial Position date, we review the carrying amounts of our tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the Recoverable Amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the Recoverable Amount of an individual asset, we estimate the Recoverable Amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified.

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Other intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

If the Recoverable Amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its Recoverable Amount. An impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its Recoverable Amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial Assets

Financial assets are classified as “Financial assets at fair value through profit or loss”, AFS or “Loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified at fair value through profit or loss when the financial asset is designated at fair value through profit or loss. Assets in this category are categorized as current assets.

Available-for Sale Financial Assets

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit and loss. Our AFS financial assets comprise short-term investments, which consist of Dutch Treasury Certificates and deposits with the Dutch government. Our short-term investments are stated at fair value. Fair value of our short-term investments is determined in the manner described in Note 5.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Consolidated Statement of Financial Position date. These are classified as non-current assets. Our loans and receivables comprise of accounts receivable, finance receivables, cash and cash equivalents (excluding investments in money market funds, which are classified as financial assets at fair value through profit and loss) and other non-current and current assets in the Consolidated Statement of Financial Position.

Loans and receivables are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

We assess at each Consolidated Statement of Financial Position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Impairment of Financial Assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each Consolidated Statement of Financial Position date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial Liabilities and Equity Instruments Issued by ASML

Financial liabilities and equity instruments issued by ASML are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Financial liabilities are either classified as financial liabilities at fair value through profit or loss or other financial liabilities. An equity instrument is any contract that evidences a residual interest in the assets of ASML after deducting all of its liabilities. Equity instruments issued by ASML are recorded at fair value, net of direct issue costs.

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Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the Consolidated Statement of Profit or Loss.

Other financial liabilities (including loans, borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.

Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative financial instruments designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivative financial instruments as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge); or
•	A hedge of the exposure of variability in the cash flows of a recognized asset or liability, of a forecasted transaction, that is attributable to a particular risk (cash flow hedge).

We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 5, Note 6, Note 12 and Note 13. Movements in the hedging reserve within equity are shown in Note 19. The fair value part of a derivative financial instrument that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a derivative financial instrument has a term of more than 12 months it is classified as non-current.

Fair Value Hedge

Changes in the fair value of a derivative financial instrument that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the Consolidated Statement of Profit or Loss. We designate foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated Statement of Profit or Loss from that date.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated Statement of Profit or Loss in finance costs or finance income.

Cash Flow Hedge

The effective portion of changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recognized in OCI and accumulated under the heading of the hedging reserve, in equity, until the underlying hedged transaction is recognized in the Consolidated Statement of Profit or Loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in OCI and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Statement of Profit or Loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in the Consolidated Statement of Profit or Loss.

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Foreign currency hedging instruments that are being used to hedge cash flows relating to future sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated Statement of Profit or Loss in net sales or cost of sales.

Interest rate swaps that are being used to hedge changes in the variability of future interest payments are designated as cash flow hedges. The change in fair value is intended to offset the change in the fair value of the underlying assets, which is recorded accordingly in equity as hedging reserve. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest receipts is recognized in the Consolidated Statement of Profit or Loss in finance income or finance costs.

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The costs of inventories comprise of net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventory. Impairment losses for inventories are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory. A new assessment of net realizable value is made in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the writedown is reversed.

Accounts Receivable

Accounts receivable are measured at initial recognition at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts. An allowance for doubtful debts of accounts receivable is established when there is objective evidence that we will not be able to collect all amounts due according to original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring and default or delinquency in payments are considered indicators that the accounts receivable are impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Short-term Investments

Investments with remaining maturities longer than three months and less than one year at the date of acquisition are presented as short-term investments. The short-term investments are classified as AFS financial assets and are stated at fair value. Gains and losses, other than impairments, interest income and foreign exchange results, are recognized in OCI until the Short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in OCI, is recognized in the Consolidated Statement of Profit or Loss.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income taxes, from the proceeds.

Treasury shares are deducted from equity for the consideration paid, including any directly attributable incremental costs (net of income taxes), until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity.

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Accounts Payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Revenue Recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a FAT in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as our second- and third-generation EUV systems (NXE:3100 and NXE:3300B, respectively), we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

We have no significant repurchase commitments in its general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, resell those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2013 and 2012 ASML had no repurchase commitments.

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid service contracts and prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. In addition, we offer volume discounts to customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. The sales transaction that gives rise to these award credits is accounted for as a multiple element revenue transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

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Revenues are recognized excluding the taxes levied on revenues (net basis).

In the event that an arrangement with a customer becomes onerous, we recognize a liability for the amount that the cost of settling the arrangement exceeds the amount of the contract price. Obligations resulting from the arrangement can either be constructive or contractual. When we satisfy the onerous arrangement, we derecognize the related liability.

Lease Arrangements

Our lease classifications for systems are determined on a contract-by contract basis, taking the substance and details of each lease contract into consideration.

Finance Leases

Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as finance lease arrangements. If we have offered the customer a finance lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated Statement of Profit or Loss over the term of the lease contract using the effective interest method.

Operating Leases

Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated Statement of Profit or Loss on a straight-line basis over the term of the lease contract.

Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty provision based on the latest actual historical warranty costs and expected future warranty costs. The extended and enhanced (optic) warranty on our systems and certain optical parts is accounted for as a separate element of multiple element revenue recognition transactions.

Customer Co-Investment Program

In connection with the CCIP, we entered into investment agreements, Shareholders Agreements and NRE Funding Agreements and commercial agreements with Participating Customers.

The investment agreements, Shareholder Agreements, NRE Funding Agreements and commercial agreement are accounted for as one transaction with separately identifiable components. The following two separate components are identified: (1) the share issuance (governed by the investment agreement and the Shareholder Agreement) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreement and the commercial agreement with Intel).

The shares issued to the Participating Customers are recorded at fair value based on quoted share prices (EUR 3,977.4 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) was recorded as a deduction from equity upon issuance of the shares (EUR 123.4 million). Equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the Participating Customers in their capacity as shareholders of ASML.

A related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the CCIP. Based on the commercial discounts and credits (governed by the Commercial Agreement with Intel) and the significant related party relationship, all NRE funding will be deferred and recognized in the Consolidated Statement of Profit or Loss only when the commercial discounts and credits are earned.

In addition see also other income for further explanation on the accounting policies with respect to CCIP.

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Accounting for Shipping and Handling Fees and Costs

We bill our customer for, and recognize as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of Sales

Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Cost of field option sales comprise direct product costs such as materials, labor, depreciation, cost of warranty, shipping and handling costs and related overhead costs.

Other Income

The portion of the NRE funding from TSMC and Samsung, not allocable to the shares issued to the Participating Customers under the CCIP, is recognized in Other income when the R&D costs relating to the development of 450mm lithography equipment and EUV platforms are recognized over the NRE funding period (2013-2017).

Government Grants

Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that ASML should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the Consolidated Statement of Financial Position and transferred to the Consolidated Statement of Profit or Loss on a systematic and rational basis over the useful lives of the related assets.

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are receivable as compensation for expenses or losses already incurred, or for the purpose of giving immediate financial support to ASML with no future related costs are recognized in the Consolidated Statement of Profit or Loss in the period in which they become receivable.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.

Income Taxes

Income taxes represent the sum of the current tax position and deferred tax.

The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the Consolidated Statement of Profit or Loss because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or deductible, for example permanent differences between taxable base and financial results. Our tax position is calculated using tax rates that have been enacted or substantively enacted at the Consolidated Statement of Financial Position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.

Deferred tax assets and liabilities are offset on the Consolidated Statement of Financial Position when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

The Consolidated Statement of Profit or Loss effect of interest and penalties relating to liabilities for uncertain tax positions are presented based on their nature, as part of interest charges and as part of SG&A costs, respectively.

Current and deferred tax are recognized as an expense or income in the Consolidated Statement of Profit or Loss, except when they relate to items credited or debited directly to OCI or directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of our interest in the net fair value of the acquired entity’s identifiable assets and liabilities incurred or assumed over the cost of the business combination.

Contingencies and Litigation

We are party to various legal proceedings generally incidental to our business, as disclosed in Note 26. In connection with these proceedings and claims, our management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our Consolidated Statement of Profit or Loss at the time when the related legal services are actually provided to us.

Share-based Payments

The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bonds with AAA ratings, and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our ordinary shares on NYSE Euronext in Amsterdam on the grant-date.

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The grant-date fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of equity instruments that will eventually vest. At each Consolidated Statement of Financial Position date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Statement of Profit or Loss in the period in which the revision is determined, with a corresponding adjustment to equity.

Our current share-based payment plans do not provide for cash settlement of options and stock.

Retirement Benefit Costs

Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where our obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan for the following reasons:

•	ASML is affiliated to an industrywide pension fund and uses the pension scheme in common with other participating companies; and
•

Under the regulations of the pension plan, the only obligation these participating companies have towards the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows has been prepared based on the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate difference on cash and cash equivalents are shown separately in the Consolidated Statement of Cash Flows. Acquisitions of subsidiaries are presented net of cash balances acquired.

4. Business Combinations

On May 30, 2013, we concluded the acquisition of Cymer and obtained control through acquiring 100 percent of the issued share capital of Cymer, for a consideration of EUR 3.1 billion. There are no contingent consideration arrangements.

Prior to the acquisition, Cymer was an industry leader in developing and servicing lithography light sources used by chip manufacturers worldwide to pattern advanced semiconductor chips. Cymer has production facilities in San Diego, California, the United States of America and in Pyongtaek-city, South Korea, Asia.

The acquisition of Cymer will support our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers within the timeline required by our customers. In addition, there are opportunities to further enhance Cymer’s growing advanced immersion systems and related installed base products business.

The amounts recorded for the acquisition as disclosed in our Statutory Interim Report for the six months ended June 30, 2013 were provisional. Under IFRS 3(R), adjustments to provisional fair values and goodwill can be made in the period subsequent to the business combination. The period during which such an adjustment is permitted is limited to 12 months from the date of acquisition. Measurement period adjustments have been recorded subsequent to the preparation of the Statutory Interim Report for the six months ended June 30, 2013 which resulted in an increase of the purchase consideration of EUR 178.4 million. This adjustment relates to a settlement gain regarding pre-existing EUV supply arrangements of EUR 178.4 million as disclosed below. Other measurement period adjustments resulted in a decrease of the fair value of the net identifiable assets acquired and amounted to EUR 6.8 million. As per December 31, 2013 we finalized our purchase price allocation of the Cymer acquisition.

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The following table summarizes the major classes of consideration transferred, and the recognized amounts of the fair value of the identifiable assets distributed and the fair value of the liabilities incurred or assumed at the acquisition date.

(in thousands)	May 30, 2013 EUR[1]
Property, plant and equipment	124,308
Other intangible assets	751,542
Deferred tax assets	97,565
Other assets, current and non-current	29,418
Inventories	301,279
Current tax assets	37,289
Finance receivables	611
Accounts receivable	121,395
Short-term investments	40,055
Cash and cash equivalents	84,129

Assets acquired	1,587,591

Long-term debt, current and non-current	609
Deferred and other tax liabilities	297,977
Accrued and other liabilities, current and non-current	90,900
Accounts payable	151,412

Liabilities assumed	540,898

Total net identifiable assets	1,046,693

Consideration paid in cash for the transaction on May 30, 2013	486,325
Fair value of shares[2]	2,347,663
Fair value of equity awards cash settled	41,516
Fair value of unvested equity awards to be exchanged	66,073
Gain on settlement of pre-existing relationships	178,427
Consideration transferred	3,120,004

Goodwill on acquisition	2,073,311

1	Amounts were converted into euro at the rate of USD/EUR 1.3043
2	As part of the consideration transferred, Cymer shares were converted into a right to receive 36,479,109 ASML ordinary shares. These shares were valued at $ 83.94 being the opening price on NASDAQ at May 30, 2013. As at December 31, 2013 14,533 ASML ordinary shares are still to be issued.

Prior to the acquisition, supply and R&D arrangements existed between Cymer and ASML. These pre-existing relationships were effectively settled as a result of the acquisition. We determined that the R&D arrangement as well as the supply arrangements (excluding EUV) were at current market terms and therefore no gain or loss was recognized. We determined that the EUV supply arrangements were favorable to ASML and therefore a gain of EUR 178.4 million was recognized in cost of sales within our Consolidated Statement of Profit or Loss. This gain was recognized separately from the business combination as it is not part of the assets acquired or liabilities assumed. The approach for quantifying the favorable component to ASML of the EUV supply arrangements is based on the assessment of the prices for such light sources if the EUV supply arrangements would have been renegotiated in May 2013. This approach is in line with (and offsets) the expected losses (for which a liability is recognized of EUR 171.2 million included in costs to be paid, see Note 23) to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer.

The majority of the goodwill arising on the acquisition of Cymer is attributable to the fact that we believe that the acquisition will help us achieving our strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as reasonably possible. We believe that combining Cymer’s expertise in EUV light sources with our expertise in lithography systems design and integration will reduce the risks related to the successful development of and accelerate the introduction of EUV technology. Without the acquisition, we do not believe that Cymer would have sufficient resources to complete the development of the EUV light source and as a result, the only way to make the EUV light source development successful without additional delay was through the acquisition of Cymer. We believe that the acquisition will allow us to more effectively partition responsibilities between Cymer, its suppliers and us with respect to EUV light source development, thereby reducing risk and increasing development speed. Also, synergies are expected from the combination. A goodwill amount of EUR 1656.5 million has been allocated to our existing CGU ASML excluding CLS. The remaining part of the goodwill of EUR 416.8 million has been allocated to CGU CLS. None of the goodwill recognized is expected to be deductible for income tax purposes.

ASML STATUTORY ANNUAL REPORT 2013	79

Cymer contributed EUR 178.7 million to total net sales and a loss of EUR 125.2 million to net income (including the charge of EUR 85.5 million related to the purchase price allocation adjustments) for the period between the date of acquisition and the Consolidated Statement of Financial Position date.

In 2013, we incurred EUR 7.8 million transaction costs relating to the acquisition of Cymer. These costs are included in SG&A.

The following unaudited pro forma summary presents estimated consolidated information of ASML as if the Cymer acquisition had occurred on January 1, 2013. These amounts have been calculated after applying our accounting policies and adjusting the results of Cymer to reflect the charges and benefits assuming the fair value adjustments had been applied from January 1, 2013 with the consequential tax effects.

Pro Forma Year ended December 31 (in millions)	Unaudited 2013 EUR
Total net sales	5,362
Net income	1,186	[1]

1	Pro forma net income was adjusted to exclude EUR 25 million of acquisition related costs in 2013.

5. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•

Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.

Our AFS financial instruments consist of Dutch Treasury Certificates and deposits with the Dutch government. Dutch Treasury Certificates are traded in an active market and the fair value is determined based on quoted market prices for identical assets or liabilities. The fair value of deposits is determined with reference to quoted market prices for similar assets or discounted cash flow analysis.

The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgement.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates, discounted at a rate that reflects the credit risk of various counterparties or our own credit risk.

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Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Financial Position under derivative financial instruments (within other current assets and other non-current assets) and the carrying amounts of the Eurobonds are adjusted for these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 20.

The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2013 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	71,620	-	71,620
Money market funds[2]	535,000	-	-	535,000
Short-term investments[3]	304,884	375,000	-	679,884
Total	839,884	446,620	-	1,286,504

Liabilities
Long-term debt[4]	-	1,017,501	-	1,017,501
Derivative financial instruments[1]	-	11,652	-	11,652
Total	-	1,029,153	-	1,029,153

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our Eurobonds (carrying amount as at December 31, 2013: EUR 1,017.5 million) and excludes accrued interest. For further details see Note 20.

As of December 31, 2012 (in thousands)	Level 1 EUR	Level 2 EUR	Level 3 EUR	Total EUR

Assets
Derivative financial instruments[1]	-	151,748	-	151,748
Money market funds[2]	385,420	-	-	385,420
Short-term investments[3]	279,988	650,017	-	930,005
Total	665,408	801,765	-	1,467,173

Liabilities

Long term debt[4]	-	756,502	-	756,502
Derivative financial instruments[1]	-	10,893	-	10,893
Total	-	767,395	-	767,395

1	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.
2	Money market funds are part of our cash and cash equivalents.
3	Short-term investments consist of Dutch Treasury Certificates and deposits with the Dutch government.
4	Long-term debt mainly relates to our Eurobonds (carrying amount as at December 31, 2012: EUR 707.1 million) and excludes accrued interest. For further details see Note 20.

There were no transfers between levels during the years ended December 31, 2013 and December 31, 2012.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In 2013, we recognized impairment charges of EUR 13.1 million (2012: EUR 3.2 million) on our property, plant and equipment, mainly relating to buildings (EUR 3.6 million) and machinery and equipment (EUR 8.0 million). Valuation of these assets is classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charge is determined based on the difference between the assets’ value in use (being EUR 16.4 million) and their carrying amount. For further information, see Note 9.

We did not recognize any impairment charges for goodwill and other intangible assets during 2013. See Notes 10 and 11 for more information. For fair value measurements in relation to the acquisition of Cymer, we refer to Note 4.

ASML STATUTORY ANNUAL REPORT 2013	81

6. Financial Risk Management

We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.

Foreign Currency Risk Management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

As of December 31, 2013, accumulated OCI includes EUR 10.7 million (net of taxes: EUR 9.5 million; 2012: EUR 5.3 million loss) representing the total anticipated loss to be charged to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be charged over the next 12 months. As of December 31, 2013, no amount was included in accumulated OCI representing the total anticipated gain to be released to sales (2012: EUR 4.3 million gain, net of taxes). The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2012 and 2013, no ineffective hedge relationships were recognized.

Interest Rate Risk Management

We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest- bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2013, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included at the same time in the Consolidated Statement of Profit or Loss as the changes in the fair value of the interest rate swaps.

Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2013, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.

Financial Instruments

We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

	2013		2012
As of December 31 (in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	986,986	8,583	262,146	16,805
Interest rate swaps[2]	1,013,053	51,385	624,900	124,050

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese yen.
2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to our Eurobonds; the fair value of the interest rate swaps includes accrued interest.

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Sensitivity Analysis Financial Instruments

Foreign Currency Sensitivity

We are mainly exposed to fluctuations in exchange rates between the euro and the U.S. dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or OCI, as shown.

	2013		2012
(in thousands)	Impact on income before income taxes EUR	Impact on equity EUR	Impact on income before income taxes EUR	Impact on equity EUR

U.S. dollar	(15,608)	21,059	(5,258)	13,669
Japanese yen	183	913	465	(3,218)
Taiwanese dollar	(7,692)	-	(4,956)
Other currencies	(9,281)	-	(2,718)	-
Total	(32,398)	21,972	(12,467)	10,451

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statement of Profit or Loss. The increased effect on income before income taxes in 2013 compared with 2012 reflects our higher net exposure at year end. The negative effect on income before income taxes as presented in the table above for 2013 is mainly attributable to timing differences between the arising and hedging of exposures.

The effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in OCI. The increased U.S. dollar and Japanese yen effect on OCI in 2013 compared with 2012 is the result of an increase in outstanding purchase hedges.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes and OCI.

Interest Rate Sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the Statement of Financial Position date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our income before income taxes and OCI. A positive amount indicates an increase in income before income taxes and OCI.

	2013		2012
(in thousands)	Impact on income before income taxes EUR	Impact on OCI EUR	Impact on income before income taxes EUR	Impact on OCI EUR

Effect of a 1.0 percent point increase in interest rates	19,969	1,183	20,706	1,488

The positive effect on income before income taxes mainly relates to our cash and cash equivalents and short-term investments. The positive effect on OCI, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.

For a 1.0 percentage point decrease in interest rates there would be a lower opposite effect on income before income taxes and OCI due to the current interest rates.

Credit Risk Management

Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.

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Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. We invest our cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of our counterparties in hedging transactions is unable to meet its obligations, we only enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

Our customers consist of IC manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We take additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit or retention of ownership provisions in contracts. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.

Liquidity Risk Management

Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash and cash equivalents and short-term investments and our borrowing capability are sufficient to satisfy our current requirements, including our 2014 capital expenditures. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayment.

Our liquidity analysis of derivative financial instruments is as follows:

(in thousands)	Total EUR	Less than 1 year EUR	1-3 years EUR	3-5 years EUR	After 5 years EUR

Cash outflows
Currency contracts	8,059	8,059	-	-	-
Interest rate swaps	259,122	15,569	40,046	51,921	151,586

Cash inflows
Currency contracts	16,582	16,582	-	-	-
Interest rate swaps	309,031	39,078	78,405	64,985	126,563

For interest rate swaps included in above table the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves as at December 31, 2013.

For more information on our contractual obligations, including the liquidity analysis in relation to our borrowings, see Note 25. Additionally other financial liabilities (including trade payables) are expected to be settled within one year.

7. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the process of applying our accounting policies, which are described in Note 3, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Financial Statements. These also include key assumptions concerning the future, and other key sources of estimation uncertainty at the Consolidated Statement of Financial Position date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Business Combinations

Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e. the date at which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.

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Warranty

We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2013 and 2012, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on our Consolidated Statement of Profit or Loss and Earnings per share amounts.

Evaluation of Long-lived Assets for Impairment

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

At each reporting date, we review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the Recoverable Amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the Recoverable Amount of an individual asset, we estimate the Recoverable Amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Goodwill and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

If the Recoverable Amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its Recoverable Amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

During 2013, we recorded impairment charges of EUR 13.1 million (2012: EUR 3.2 million) of which we recorded EUR 6.3 million (2012: EUR 1.0 million) in cost of sales, EUR 6.7 million (2012: EUR 0.5 million) in R&D costs and EUR 0.1 million (2012: EUR 1.7 million) in SG&A costs.

We did not record any impairment charges in other intangible assets.

Capitalization of Development Expenditures

In determining the development expenditures to be capitalized, ASML makes estimates and assumptions based on expected future economic benefits generated by products that are the result of these development expenditures. Other important estimates and assumptions in this assessment process are the required internal rate of return, the distinction between research and development and the estimated useful life.

Accounts Receivable and Finance Receivables

A majority of our accounts receivable and finance receivables are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. Respective allowances for credit losses on both accounts receivable and finance receivables are maintained based upon management’s assessment of the expected collectability of all accounts receivable and finance receivables. The respective allowances for credit losses on accounts receivable and finance receivables are reviewed periodically to assess the adequacy of these allowances. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on our customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable or finance receivable credit losses during the past three years. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to us by that customer, which could adversely affect our business, financial condition and profit or loss.

ASML STATUTORY ANNUAL REPORT 2013	85

Inventories

Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The cost of inventories comprise net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventories and are reviewed on a quarterly basis. Our methodology involves matching our on hand and on-order inventory with our manufacturing forecast. In determining inventory provisions, we evaluate inventory in excess of our forecasted needs on both technological and economic criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventories. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and profit or loss.

Income Taxes

We operate in various tax jurisdictions in Asia, the United States and Europe and must comply with the tax laws of each of these jurisdictions.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted at Consolidated Statement of Financial Position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The carrying amount is reducted to the extend that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for uncertain tax positions. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

ASML STATUTORY ANNUAL REPORT 2013	86

8. Earnings per Share

Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See Note 19 for further discussion.

The basic and diluted net income per ordinary share has been calculated in accordance with the following schedule:

As of December 31 (in thousands, except per share data)	2013 EUR	2012 EUR

Net income	1,193,844	1,302,347

Weighted average number of shares outstanding during the year (after deduction of treasury stock)	429,770	424,096

Basic net income per ordinary share	2.78	3.07

Weighted average number of shares:	429,770	424,096
Plus shares applicable to:
Options and conditional shares[1]	3,676	2,890

Dilutive potential ordinary shares	3,676	2,890

Adjusted weighted average number of shares	433,446	426,986

Diluted net income per ordinary share[1]	2.75	3.05

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

9. Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	Land, buildings and constructions EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR

Cost
Balance, January 1, 2012	742,141	764,023	206,660	344,979	2,057,803
Additions	106,234	248,429	8,883	22,749	386,295
Disposals	(347)	(317,022)	(300)	(30,894)	(348,563)
Effect of changes in exchange rates	(995)	(4,671)	(391)	(59)	(6,116)
Balance, December 31, 2012	847,033	690,759	214,852	336,775	2,089,419
Acquisitions through business combinations	71,040	48,965	1,057	3,246	124,308
Additions	123,646	171,895	11,543	32,168	339,252
Disposals	(14)	(90,244)	(336)	(1,925)	(92,519)
Effect of changes in exchange rates	(6,605)	(17,490)	(1,464)	(1,783)	(27,342)
Balance, December 31, 2013	1,035,100	803,885	225,652	368,481	2,433,118

Accumulated depreciation and impairment
Balance, January 1, 2012	155,877	401,800	145,775	300,741	1,004,193
Depreciation	31,598	110,571	13,416	23,668	179,253
Impairment charges	649	906	-	1,679	3,234
Disposals	(347)	(92,205)	(248)	(30,575)	(123,375)
Effect of changes in exchange rates	(505)	(3,090)	(165)	(49)	(3,809)
Balance, December 31, 2012	187,272	417,982	158,778	295,464	1,059,496
Depreciation	47,791	114,677	12,415	22,170	197,053
Impairment charges	3,619	7,997	1,352	89	13,057
Disposals	(5)	(42,625)	(266)	(1,282)	(44,178)
Effect of changes in exchange rates	(1,116)	(8,068)	(422)	(544)	(10,150)
Balance, December 31, 2013	237,561	489,963	171,857	315,897	1,215,278

Carrying amount
December 31, 2012	659,761	272,777	56,074	41,311	1,029,923
December 31, 2013	797,539	313,922	53,795	52,584	1,217,840

ASML STATUTORY ANNUAL REPORT 2013	87

Property, plant and equipment include amounts recorded as a result of the acquisition of Cymer. For more information with respect to business combinations, we refer to Note 4.

As of December 31, 2013, the carrying amount includes assets under construction for land, buildings and constructions of EUR 49.3 million (2012: EUR 5.5 million), machinery and equipment of EUR 35.9 million (2012: EUR 21.8 million), leasehold improvements of EUR 1.0 million (2012: EUR 1.0 million) and furniture, fixtures and other equipment of EUR 13.9 million (2012: EUR 9.3 million). As of December 31, 2013, the carrying amount of land amounts to EUR 79.2 million (2012: EUR 60.7 million).

The majority of the additions and disposals in 2013 and 2012 relate to machinery and equipment (including operating leases to customers, prototypes, evaluation and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for operating lease and for evaluation purposes. These systems are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statement of Cash Flows. An amount of EUR 115.9 million (2012: EUR 204.8 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 12.5 million (2012: EUR 9.6 million) relates to other non-cash movements (mainly capital expenditures not yet paid as at December 31, 2013). An amount of EUR 48.2 million (2012: EUR 222.9 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2013 mainly related to buildings (EUR 3.6 million) and machinery and equipment (EUR 8.0 million). We recorded impairment charges in buildings relating to the rebuild of cleanroom cabins and in machinery and equipment relating to proto types. The total impairment charges were determined based on the difference between the assets’ value in use (being EUR 16.4 million) and their carrying amount.

The impairment charges recorded in 2012 mainly related to furniture, fixture and other equipment (EUR 1.7 million). We recorded impairment charges with respect to software which ceased to be used. The total impairment charges were determined based on the difference between the assets’ value in use (being EUR 0.1 million) and their carrying amount.

As of December 31, 2013, the carrying amount of machinery and equipment includes an amount of EUR 36.7 million with respect to evaluation and operating lease systems (2012: EUR 82.2 million).

During 2013, we recorded impairment charges of EUR 13.1 million (2012: EUR 3.2 million) of which we recorded EUR 6.3 million (2012: EUR 1.0 million) in cost of sales, EUR 6.7 million (2012: EUR 0.5 million) in R&D costs and EUR 0.1 million (2012: EUR 1.7 million) in SG&A costs.

During 2013, we recorded depreciation charges of EUR 197.1 million (2012: EUR 179.3 million) of which we recorded EUR 144.1 million (2012: EUR 147.7 million) in cost of sales, EUR 35.0 million (2012 EUR 15.3 million) in R&D costs and EUR 18.0 million (2012: EUR 16.3 million) in SG&A costs.

Special Purpose Entity

The carrying amount of land, buildings and constructions includes an amount of EUR 30.9 million (2012: EUR 32.4 million) relating to our headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a SPE.

As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years (starting in 2003) from an entity (“lessor”) that was incorporated by the SPE Shareholders. The lessor’s equity amounts to EUR 1.9 million and has not changed since 2003.

The SPE shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a SPE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

ASML STATUTORY ANNUAL REPORT 2013	88

The primary purpose for which the SPE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the SPE. The economic performance of the SPE is most significantly impacted by the ability of the lessee (ASML) to exercise the purchase option at any time during the lease term, and thus we could potentially benefit from increases in the fair value of the building.

While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the SPE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the SPE.

10. Goodwill

Changes in goodwill are summarized as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Cost
Balance, January 1	158,067	155,124
Acquisition through business combinations	2,073,311	6,038
Effect of changes in exchange rates	(120,082)	(3,095)

Balance, December 31	2,111,296	158,067

Goodwill increased due the acquisition of Cymer. For more information with respect to business combinations, see Note 4.

Goodwill is tested for impairment annually at the end of the third quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.

Due to the acquisition of Cymer we have re-evaluated our CGU structure in 2013. As a result, we concluded that we have two CGUs: CGU ASML excluding CLS and CGU CLS. All goodwill acquired in periods before 2013 was allocated to the CGU ASML excluding CLS. The goodwill resulting from the acquisition of Cymer was allocated between the two CGUs. This resulted in a goodwill amount for the CGU ASML excluding CLS of EUR 1,717.2 million (including goodwill from acquisitions in periods before 2013) and a goodwill amount for the CGU CLS of EUR 394.1 million.

Due to the change in CGU structure, we could no longer use our previous valuation technique, which was based on one CGU and therefore was equal to the market capitalization. Instead, for 2013, the Recoverable Amounts of the CGUs are based on the value-in-use calculations. The value-in-use calculations were determined by discounting the future cash flows generated from the continuing use of the unit. Cash flows beyond the forecasted period have been extrapolated using a steady 0 percent growth rate.

The pre-tax WACC used to determine the expected discounted future cash flows is 11.7 percent for CGU ASML excluding CLS and 14.5 percent for CGU CLS.

With respect to CGU CLS, the outcome of a sensitivity analysis of 200 basis points adverse change in key assumptions (lower ASP or higher pre-tax WACC, respectively) did not result in a materially different outcome of the impairment test.

Based on the recoverability testing during the annual goodwill impairment test, we believe that the fair value of the CGUs exceeds their carrying value, therefore goodwill was not impaired as of December 31, 2013 and December 31, 2012.

ASML STATUTORY ANNUAL REPORT 2013	89

11. Other Intangible Assets

Other intangible assets consist of both finite-lived other intangible assets and other intangible assets not yet ready for use. The main part of the other intangible assets was acquired as part of the acquisitions of Brion and Cymer. For more information with respect to business combinations, see Note 4.

Finite-lived other intangible assets consist of the following:

(in thousands)	Development expenditures EUR	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance, January 1, 2012	824,621	-	47,250	49,469	8,733	2,231	932,304
Additions	293,624	-	7,658	-	-	-	301,282
Effect of changes in exchange rates	(2,341)	-	-	(472)	-	-	(2,813)

Balance, December 31, 2012	1,115,904	-	54,908	48,997	8,733	2,231	1,230,773
Acquisitions through business combinations	-	13,280	-	427,797	162,980	-	604,057
Additions	323,672	-	4,000	-	-	-	327,672
Effect of changes in exchange rates	(5,996)	(726)	-	(23,380)	(8,907)	-	(39,009)

Balance, December 31, 2013	1,433,580	12,554	58,908	453,414	162,806	2,231	2,123,493

Accumulated amortization
Balance, January 1, 2012	566,704	-	47,228	43,004	5,277	2,103	664,316
Amortization	98,806	-	800	5,803	1,092	109	106,610
Effect of changes in exchange rates	(591)	-	-	(490)	-	-	(1,081)

Balance, December 31, 2012	664,919	-	48,028	48,317	6,369	2,212	769,845
Amortization	92,149	382	2,135	18,694	6,332	19	119,711
Effect of changes in exchange rates	(1,426)	(13)	-	(596)	(174)	-	(2,209)

Balance, December 31, 2013	755,642	369	50,163	66,415	12,527	2,231	887,347

Carrying amount
December 31, 2012	450,985	-	6,880	680	2,364	19	460,928
December 31, 2013	677,938	12,185	8,745	386,999	150,279	-	1,236,146

Development expenditures mainly relate to the capitalized expenditures regarding our core programs: EUV, immersion and holistic lithography solutions.

The weighted-average amortization period for the total finite-lived other intangible assets acquired, as a result of the acquisition of Cymer, is 15.2 years.

The weighted-average amortization period for the finite-lived other intangible assets acquired, as a result of the acquisition of Cymer, by major intangible asset class is as follows:

(in years)	Brands	Developed technology	Customer relationships
Weighted-average amortization period	20.0	14.0	17.9

Acquired finite-lived other intangible assets are amortized on a straight-line basis not taking into account any residual value.

Intellectual property relates to licenses and patents purchased from third parties. During 2013, we acquired intellectual property from third parties for an amount of EUR 4.0 million (2012: EUR 7.7 million).

ASML STATUTORY ANNUAL REPORT 2013	90

Other intangible assets not yet ready for use consist of the following:

(in thousands)	In-process R&D EUR
Cost
Balance, January 1, 2012	-
Additions	-

Balance, December 31, 2012	-
Acquisitions through business combinations	147,485
Additions	-
Effect of changes in exchange rates	(8,059)

Carrying amount, December 31, 2013	139,426

All acquired other intangible assets not yet ready for use are allocated to CGU ASML excluding CLS.

Brands, Developed technology, Customer relationships, In-process R&D and Other were obtained from the acquisitions of Cymer (2013) and Brion (2007).

During 2013, we recorded amortization charges of EUR 119.7 million (2012: EUR 106.6 million) which were recorded in cost of sales for EUR 118.2 million (2012: EUR 106.5 million) and in R&D costs for EUR 1.5 million (2012: EUR 0.1 million).

During 2013 and 2012 we did not record any impairment charges for other intangible assets.

During 2013, we capitalized borrowing costs for EUR 8.1 million, using a capitalization rate of 2.00 percent (2012: capitalized borrowing costs EUR 2.5 million; capitalization rate used 5.75 percent).

As at December 31, 2013, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2014	171,105
2015	195,546
2016	207,027
2017	199,578
2018	143,512
Thereafter	458,804

Total	1,375,572

ASML STATUTORY ANNUAL REPORT 2013	91

12. Financial Instruments by Category

The accounting policies for financial instruments have been applied to the line items below and represent the fair value of these financial instruments:

As of December 31, 2013 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Financial assets at fair value through profit or loss EUR	Available for sale financial assets EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	16,634	54,986	-	-	-	71,620
Accounts receivable	-	-	-	-	878,321	878,321
Finance receivables	-	-	-	-	296,489	296,489
Other non-current and current assets	-	-	-	-	104,188	104,188
Short-term investments	-	-	-	679,884	-	679,884
Cash and cash equivalents	-	-	535,000	-	1,795,694	2,330,694

Total	16,634	54,986	535,000	679,884	3,074,692	4,361,196

As of December 31, 2013 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	-	1,070,141	1,070,141
Derivative financial instruments	2,015	9,637	-	11,652
Accrued and other liabilities	-	-	699,580	699,580
Accounts payable	-	-	625,870	625,870

Total	2,015	9,637	2,395,591	2,407,243

1	Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is only adjusted for fair value changes as a result of changes in market interest rates. See note 20.

As of December 31, 2012 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Financial assets at fair value through profit or loss EUR	Available for sale financial assets EUR	Loans and receivables EUR	Total EUR

Assets as per statement of financial position date
Derivative financial instruments	16,943	134,805	-	-	-	151,748
Accounts receivable	-	-	-	-	605,288	605,288
Finance receivables	-	-	-	-	303,788	303,788
Other non-current and current assets	-	-	-	-	68,638	68,638
Short-term investments	-	-	-	930,005	-	930,005
Cash and cash equivalents	-	-	385,420	-	1,382,176	1,767,596

Total	16,943	134,805	385,420	930,005	2,359,890	3,827,063

As of December 31, 2012 (in thousands)	Derivatives at fair value through profit or loss EUR	Derivatives for which hedge accounting is applied EUR	Other financial liabilities EUR	Total EUR

Liabilities as per statement of financial position date
Long-term debt[1]	-	-	756,502	756,502
Derivative financial instruments	425	10,468	-	10,893
Accrued and other liabilities	-	-	480,088	480,088
Accounts payable	-	-	188,961	188,961

Total	425	10,468	1,425,551	1,436,444

1	Long-term debt includes our Eurobond. Because the Eurobond serves as hedged item in a fair value hedge relationship, the carrying amount is only adjusted for fair value changes as a result of changes in market interest rates. See note 20.

ASML STATUTORY ANNUAL REPORT 2013	92

See Note 5 for the fair value measurement hierarchy.

The carrying amounts of the accounts receivable, finance receivables and other assets approximate their fair value.

The amounts reflected above represent our maximum exposure to credit risk for financial assets. See Note 6 for credit risk management in relation to our financial assets.

13. Derivative Financial Instruments

The derivative financial instruments consist of the following:

	2013		2012
As of December 31 (in thousands)	Assets EUR	Liabilities EUR	Assets EUR	Liabilities EUR

Interest rate swaps - cash flow hedges	-	3,598	-	4,780
Interest rate swaps - fair value hedges	54,983	-	128,830	-
Forward foreign exchange contracts - cash flow hedges	3	6,039	5,975	5,688
Forward foreign exchange contracts - other hedges (no hedge accounting)	16,634	2,015	16,943	425

Total	71,620	11,652	151,748	10,893

Less non-current portion:
Interest rate swaps - cash flow hedges	-	2,608	-	4,032
Interest rate swaps - fair value hedges	30,777	-	101,651	-

Total non-current portion	30,777	2,608	101,651	4,032

Total current portion	40,843	9,044	50,097	6,861

The fair value part of a hedging derivative financial instruments that has a remaining term of 12 months or less after Statement of Financial Position date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after Statement of Financial Position date, it is classified as non-current asset or liability.

Foreign Exchange Contracts

The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2013 are USD 1,144.0 million and JPY 2.2 billion (2012: USD 159.8 million and JPY 8.4 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2013 will be recognized in the Consolidated Statement of Profit or Loss in the period or periods during which the hedged forecasted transactions affect the Consolidated Statement of Profit or Loss.

In 2013, we recognized a net amount of EUR 2.3 million gain (2012: EUR 8.7 million gain) in the Consolidated Statement of Profit or Loss resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 62.5 million gain in the Consolidated Statement of Profit or Loss resulting from derivative financial instruments measured at fair value through profit or loss (2012: EUR 3.0 million gain).

Interest Rate Swaps

The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2013 were EUR 1,013.1 million (2012: EUR 624.9 million).

ASML STATUTORY ANNUAL REPORT 2013	93

14. Other Assets

Other non-current assets consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Advance payments to Zeiss	224,123	183,025
Compensation plan assets[1]	20,174	12,080
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	13,611	6,350

Total other non-current assets	263,353	206,900

1	For further details on compensation plan assets see Note 24.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters see Note 9.

Zeiss is our sole supplier of main optical systems (including lenses) and, from time to time, receives non-interest bearing advance payments from us that supports Zeiss’ work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical module deliveries. The non-current part of non-interest bearing advance payments to Zeiss mainly relates to payments made to support Zeiss’ investments in ASML’s EUV program. These payments are settled through future EUV optical module deliveries.

Other current assets consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Advance payments to Zeiss	99,415	70,257
VAT	67,381	25,215
Prepaid expenses	54,716	34,888
Other receivables	28,705	35,728

Total other current assets	250,217	166,088

From time to time, Zeiss receives non-interest bearing advance payments from us that assist in financing Zeiss’ work-in- process and thereby secure lens and optical module deliveries to us. Amounts owed under these advance payments are repaid or settled through lens or EUV optical module deliveries over the following 12 months.

The carrying amount of the non-current and current other assets approximates the fair value.

15. Inventories

Inventories consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Raw materials	438,853	307,315
Work-in-process	1,549,119	1,074,042
Finished products	666,648	742,979

Total inventories, gross	2,654,620	2,124,336
Provision for obsolescence and/or lower market value	(261,598)	(267,366)

Total inventories	2,393,022	1,856,970

ASML STATUTORY ANNUAL REPORT 2013	94

A summary of activity in the provision for obsolescence and/or lower market value is as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Balance at beginning of year	(267,366)	(185,462)
Addition for the year	(164,852)	(138,962)
Effect of changes in exchange rates	2,532	1,009
Utilization of the provision	168,088	56,049

Balance at end of year	(261,598)	(267,366)

In 2013, the addition for the year is recorded in cost of sales for an amount of EUR 155.4 million and R&D costs for an amount of EUR 9.5 million (2012: cost of sales EUR 133.3 million and R&D costs for an amount of EUR 5.7 million). The 2013 addition for the year mainly relates to inventory items which were ceased to be used due to technological developments and design changes which resulted in obsolescence of certain parts.

Utilization of the provision mainly relates to the sale and scrapping of obsolete inventories. In 2013, ASML made no profit on the sale of inventories that had been previously written down (2012: EUR 2.3 million).

The cost of inventories recognized as costs and included in cost of sales amounted to EUR 2,131.3 million (2012: EUR 1,873.5 million).

16. Finance Receivables

Finance receivables consist of the net investment in finance leases. The following table lists the components of the Finance receivables as of December 31, 2013 and 2012:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Finance receivables, gross	302,977	309,616
Unearned interest	(6,488)	(5,828)

Finance receivables	296,489	303,788
Current portion of finance receivables, gross	254,227	268,617
Current portion of unearned interest	(3,755)	(3,450)

Non-current portion of finance receivables	46,017	38,621

The slight decrease in finance receivables as of December 31, 2013 compared to December 31, 2012 is caused by a change in the product mix (lower number of high-end system types included at the end of 2013 compared to 2012).

At December 31, 2013, the minimum lease payments and present value of minimum lease payments is as follows:

	Minimum lease payments		Present value of minimum lease payments
As of December 31 (in thousands)	2013 EUR	2012 EUR	2013 EUR	2012 EUR

Not later than one year	254,227	268,617	250,472	265,167
Later than one year and not later than five years	48,750	40,999	46,017	38,621

	302,977	309,616	296,489	303,788
Less: unearned interest	(6,488)	(5,828)	n/a	n/a

Present value of minimum lease payments receivable	296,489	303,788	296,489	303,788

We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2013 and 2012, we did not record any expected credit losses from finance receivables. As of December 31, 2013 the finance receivables were neither past due nor impaired.

ASML STATUTORY ANNUAL REPORT 2013	95

17. Accounts Receivable

Accounts receivable consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Accounts receivable, gross	880,169	607,359
Provision for doubtful receivables	(1,848)	(2,071)

Accounts receivable	878,321	605,288

The increase in accounts receivable as of December 31, 2013 compared to December 31, 2012 is mainly caused by an increased number of systems shipped and recognized in sales in the last months of 2013 compared to the last months of 2012.

The carrying amount of the accounts receivable approximates the fair value. We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

The main part of the carrying value of accounts receivable consists of euro balances.

Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2013, accounts receivable of EUR 91.4 million (2012: EUR 101.7 million) were past due but not impaired. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the ageing analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31 (in thousands)	2013 EUR	2012 EUR

Up to three months past due	81,312	96,104
Over three months past due	10,065	5,584

Total past due	91,377	101,688

We provided extended payment terms to some of our customers. The average days outstanding increased to 58 days in 2013 from 47 days in 2012.

Movements in the allowance for doubtful receivables are as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Balance at beginning of year	(2,071)	(2,582)
Addition for the year[1]	(1,062)	(458)
Utilization of the provision	1,285	969

Allowance for doubtful receivables	(1,848)	(2,071)

1	The addition for the year is recorded in cost of sales.

18. Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents at December 31, 2013 include deposits with high-rated financial institutions and the Dutch government of EUR 853.5 million (2012: EUR 775.6 million), investments in AAAm-rated money market funds that invest in high-rated debt securities of financial institutions and governments of EUR 535.0 million (2012: EUR 385.4 million) and interest-bearing bank accounts of EUR 942.2 million (2012: EUR 606.6 million). Our cash and cash equivalents are predominantly denominated in euros and partly in U.S. dollars.

ASML STATUTORY ANNUAL REPORT 2013	96

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 4.7 million, no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.

Short-term investments (classified as AFS securities) consist of the following:

As of December 31, 2013 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	304,884	-	-	304,884
Deposits	375,000	-	-	375,000

Total	679,884	-	-	679,884

As of December 31, 2012 (in thousands)	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis

Dutch Treasury Certificates	279,988	-	-	279,988
Deposits	650,017	-	-	650,017

Total	930,005	-	-	930,005

19. Equity

Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

Per December 31, 2013, 446,822,452 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 5,970,118 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

ASML and Cymer completed the merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As per December 31, 2013, we issued 36,464,576 ordinary shares for an aggregate amount of EUR 2,346.7 million in relation to the acquisition of Cymer.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the CCIP.

Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per

ASML STATUTORY ANNUAL REPORT 2013	97

share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it. These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our AGM held on April 24, 2013, the Board of Management was authorized from April 24, 2013 through October 24, 2014, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 24, 2013, plus an additional 5.0 percent of our issued share capital at April 24, 2013 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares.

Ordinary Shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative Preference Shares

In 1998, we granted to the preference share Foundation, the Preference Share Option. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association on May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists

ASML STATUTORY ANNUAL REPORT 2013	98

that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. Former chairman Mr. A. Baan passed away on April 5, 2013 and was succeeded by Mr. H. Bodt. As of June 1, 2013, the members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Other Reserves

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

ASML STATUTORY ANNUAL REPORT 2013	99

Changes in other reserves during 2013 and 2012 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2012	2,984	(103,567)	259,622	159,039

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	5,927	-	5,927
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	214	-	-	214
Transfers to net income	(7,761)	-	-	(7,761)

Development expenditures	-	-	192,482	192,482
Currency translation on development expenditures	-	1,119	(1,119)	-

Balance at December 31, 2012	(4,563)	(96,521)	450,985	349,901

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	(122,000)	-	(122,000)

Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(5,370)	-	-	(5,370)
Transfers to net income	(2,276)	-	-	(2,276)

Development expenditures	-	-	231,523	231,523
Currency translation on development expenditures	-	4,570	(4,570)	-

Balance at December 31, 2013	(12,209)	(213,951)	677,938	451,778

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.

Appropriation of Net Income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2013, a proposal to declare a dividend of EUR 0.61 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 23, 2014.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share Buyback Programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

ASML STATUTORY ANNUAL REPORT 2013	100

On April 24, 2013, the AGM authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 24, 2014.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 31, 2013, we had purchased 4,614,179 of our shares for a total amount of EUR 300.0 million at an average price of EUR 65.02 per share. These shares are intended to be cancelled in 2014.

The following table provides a summary of our repurchased shares in 2013:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

April 18 - 30, 2013	297,500	55.35	297,500	983,534,770
May 2 - 31, 2013	389,974	61.76	687,474	959,449,401
June 1 - 30, 2013	749,434	60.39	1,436,908	914,192,630
July 1 - 31, 2013	321,486	65.20	1,758,394	893,232,250
August 1 - 31, 2013	283,097	67.83	2,041,491	874,028,834
September 1 - 30, 2013	179,146	69.06	2,220,637	861,656,533
October 3 - 31, 2013	556,443	69.34	2,777,080	823,072,791
November 1 - 30, 2013	962,146	66.76	3,739,226	758,841,727
December 1 - 31, 2013	874,953	67.25	4,614,179	700,000,036

Total	4,614,179	65.02

20. Long-term Debt

The long-term debt consists of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

EUR 750 million 3.375 percent senior notes due 2023, carrying amount	748,083	-
EUR 600 million 5.75 percent senior notes due 2017, carrying amount	269,418	707,107
Loan headquarter building[1]	30,936	32,366
Other	21,704	17,029

Long-term debt	1,070,141	756,502
Less: current portion of long term debt	4,385	3,610

Non-current portion of long term debt	1,065,756	752,892

1	This loan relates to our SPE, see Note 9.

Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2013, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2014	4,385
2015	4,252
2016	4,211
2017	242,361
2018	27,997
Thereafter	757,467

Long-term debt	1,040,673
Less: current portion of long-term debt	4,385

Non-current portion of long-term debt	1,036,288

ASML STATUTORY ANNUAL REPORT 2013	101

Eurobond

The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Eurobond
Amortized cost amount[1]	976,862	597,012
Fair value hedge adjustment[2]	40,639	110,095

Total	1,017,501	707,107

1	The amortized cost amount is adjusted for transaction costs.
2	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, we completed an offering of our EUR 600 million 5.75 percent senior notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017. In September 2013, we repurchased a nominal amount of EUR 361.8 million of these notes in a tender offer for a cash amount of EUR 423.0 million including accrued interest.

In September 2013, we completed an offering of our EUR 750 million 3.375 percent senior notes due 2023, with interest payable annually on September 19. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on September 19, 2023.

The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Statement of Financial Position under derivative financial instruments (within other current assets and other non-current assets) and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps has been terminated, simultaneously.

The following table summarizes amongst others the estimated fair value of the Eurobonds:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Principal amount	988,153	600,000
Carrying amount	1,017,501	707,107
Fair value[1]	1,028,238	700,644

1	Source: Bloomberg Finance LP

The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2013. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.

ASML STATUTORY ANNUAL REPORT 2013	102

21. Lines of Credit

Our available credit facilities amount to EUR 700.0 million as of December 31, 2013 and EUR 500.0 million as of December 31, 2012. No amounts were outstanding under these credit facilities at the end of 2013 and 2012.

The amount at December 31, 2013 consists of one EUR 700 million committed revolving credit facility from a group of banks that will mature in 2018. This credit facility replaced our EUR 500 million committed revolving credit facility that was due to expire in May 2015 and that we, in line with our financing policy, cancelled in March 2013. The new credit facility contains a similar restrictive covenant as the credit facility it replaced and that requires us to maintain a minimum long-term committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. Long-term committed capital contains, among others, equity and debt maturing at least one year after the maturity date of the credit facility, while net total assets mainly comprises of total assets minus cash, cash equivalents and certain short-term investments. Furthermore, adjustments are made for e.g. intangibles and operating leases. As of December 31, 2013 this ratio was 89.6 percent. Therefore, we are in compliance with the covenant at the end of 2013. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our liquidity position.

The amount at December 31, 2012, consisted of one EUR 500 million committed revolving credit facility from a group of banks that we cancelled in March 2013. The credit facility contained a restrictive covenant that required us to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2012, this ratio was 85.8 percent. Therefore, we were in compliance with the covenant at the end of 2012.

22. Provisions

The movement in the provision for lease contract termination costs is as follows:

(in thousands)	2013 EUR	2012 EUR

Balance, January 1	10,254	12,338
Utilization of the provision	(2,790)	(2,545)
Release of the provision	(1,011)	-
Unwinding of discount	391	628
Effect of exchange rates	3	(167)

Provision for lease contract termination costs	6,847	10,254
Less: current portion of provision for lease contract termination costs	2,227	2,280

Non-current portion of provision for lease contract termination costs	4,620	7,974

The provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be fully utilized by 2017.

23. Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Deferred revenue	939,358	739,136
Costs to be paid	440,010	278,066
Down payments from customers	821,959	1,033,768
Personnel related items	247,246	200,670
Standard warranty reserve	27,475	21,626
Other	12,324	1,352

Total accrued and other liabilities	2,488,372	2,274,618
Less: non-current portion of accrued and other liabilities[1]	280,534	401,109

Current portion of accrued and other liabilities	2,207,838	1,873,509

1	The main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferrals with respect to services.

The increase in accrued and other liabilities mainly relates to the increase in deferred revenue and costs to be paid, partly offset by the decrease in down payments from customers.

ASML STATUTORY ANNUAL REPORT 2013	103

Deferred revenue as of December 31, 2013 mainly consists of award credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 660.1 million (2012: EUR 581.5 million) and prepaid extended and enhanced (optic) warranty contracts amounting to EUR 261.2 million (2012: EUR 242.2 million). In addition, the deferred revenue also includes deferrals with respect to our first third-generation EUV system, NXE:3300B.

Costs to be paid include an amount of EUR 171.2 million relating to the expected losses to upgrade the first 11 EUV sources in the field, which was assumed by ASML as a result of the acquisition of Cymer. In addition, costs to be paid include accrued cost for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.

We receive down payments from customers prior to shipment of systems included in our current product portfolio or systems currently under development.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

Changes in standard warranty reserve for the years 2013 and 2012 are as follows:

(in thousands)	2013 EUR	2012 EUR

Balance, January 1	21,626	43,273
Acquisition through business combinations	2,978	-
Additions for the year	37,124	35,735
Utilization of the reserve	(19,924)	(33,746)
Release of the reserve	(13,076)	(22,733)
Effect of exchange rates	(1,253)	(903)

Standard warranty reserve	27,475	21,626

The release of the reserve is due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning-curve concerning our systems. The release has been included in cost of sales.

24. Employee Benefits

Our bonus expenses for the Board of Management (including Mr. Nickl and Mr. Meurice) and senior management were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Bonus expenses	32,698	16,474

Bonus expenses include an amount of EUR 2.1 million (2012: EUR 1.8 million) in relation to the STI cash bonus for our Board of Management, Mr. Nickl and Mr. Meurice (we refer to Note 31).

We have a performance related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on actual performance against corporate, departmental and personal targets. Within ASML the bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent, of their annual salaries, depending upon their seniority. The performance targets are set for each half year. The bonus over the first half of 2013 was paid in the second half of 2013. The bonus over the second half of 2013 is accrued for in the Consolidated Statement of Financial Position as of December 31, 2013 and is expected to be paid in the first quarter of 2014. As a result of the acquisition of Cymer, we assumed all existing bonus plans eligible to Cymer employees. Within Cymer bonuses can range between 0.0 percent and 150.0 percent, or 0.0 percent and 200.0 percent of the relevant employee’s annual salary, depending upon such employee’s seniority and respective division. The performance targets are set for a whole year. The bonus over 2013 is accrued for in the Consolidated Statement of Financial Position as of December 31, 2013 and is expected to be paid in the first quarter of 2014.

ASML STATUTORY ANNUAL REPORT 2013	104

Our bonus costs under these plans were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Bonus expenses	30,631	14,588

The increase in bonus costs in 2013 compared to 2012 is mainly attributable to the acquisition of Cymer.

Profit-sharing Plan

We have a profit-sharing plan covering all European and US non-sales employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2013 and 2012 was 14.0 percent or EUR 55.9 million and 18.0 percent or EUR 64.5 million, respectively. Our profit is also one of the criteria for the individual variable pay programs for employees in Asia and employees eligible to the sales reward plan which amount to EUR 25.8 million for 2013 (including EUR 2.3 million for the sales reward plan) and EUR 24.4 million for 2012.

Share-based Compensation

We have adopted various share (option) plans for our employees. Each year, the Board of Management determines, by category of our personnel, the total available number of stock options and maximum number of shares that can be granted in that year. The determination is subject to the approval of our Supervisory Board. For members of the Board of Management, we have separate share-based payment plans, for details on service and vesting conditions see below. Our current share-based payment plans do not provide cash settlement of options and shares.

The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the Board of Management) was EUR 47.4 million in 2013 and EUR 18.7 million in 2012. Compensation expenses in 2013 included EUR 20.2 million relating to incurred post-acquisition expenses for share- based compensation awards exchanged as part of the acquisition of Cymer, see Note 4. Details concerning the share (option) plans which have been adopted by ASML as part of the Cymer acquisition are included in the tables below. The tax benefit recognized related to the recognized share-based compensation costs amounts to EUR 10.7 million in 2013 and EUR 0.9 million in 2012.

Total compensation costs related to non-vested awards to be recognized in future periods amount to EUR 62.4 million as per December 31, 2013 (2012: EUR 30.4 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.7 years (2012: 2.0 years).

Option Plans

Options granted under our stock option plans have fixed exercise prices equal to the closing price of our shares listed at NYSE Euronext Amsterdam or our shares listed at NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

We have five different stock option plans:

•	Employee plan
•	Option purchase plan
•	Brion stock option plan
•	Cymer stock option plan
•	Senior management plan (already vested)

The Option purchase plan has no service and vesting conditions. The other plans typically have a three to four year service condition. The fair value of the stock options is determined using a Black-Scholes option valuation model.

ASML STATUTORY ANNUAL REPORT 2013	105

The Black-Scholes option valuation of our stock options is based on the following assumptions:

Year ended December 31	2013	2012

Weighted average share price (in EUR)	62.0	40.3
Volatility (in percentage)	27.0	25.6
Expected life (in years)	5.6	5.0
Risk free interest rate	0.8	2.1
Expected dividend yield (in EUR)	2.00	1.45
Forfeiture rate[1]	-	-

1	As of year end for each of the two years ended December 31, forfeitures are estimated to be nil.

When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

Other details with respect to stock options are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2013	2012	2013	2012

Weighted average fair value of stock options granted	14.22	8.97	21.74	11.87
Weighted average share price at the exercise date of stock options	59.53	40.45	77.25	50.88
Aggregate intrinsic value of stock options exercised (in thousands)	15,924	71,331	11,086	12,684
Aggregate remaining contractual term of currently exercisable options (years)	3.09	3.59	3.12	3.17
Aggregate intrinsic value of exercisable stock options (in thousands)	37,441	34,438	22,781	21,882
Aggregate intrinsic value of outstanding stock options (in thousands)	38,718	35,671	25,369	22,433

The number and weighted average exercise prices of stock options as of December 31, 2013, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options		Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2013	1,128,162	16.38	494,836		19.06
Granted	28,308	58.35	101,400	[1]	60.86
Exercised	(358,581)	15.12	(178,374)		14.86
Forfeited	(4,234)	20.27	(7,311)		23.81
Expired	(11,353)	10.11	(3,916)		11.33

Outstanding, December 31, 2013	782,302	18.55	406,635		31.31
Exercisable, December 31, 2013	731,452	16.85	325,026		23.61

1	USD-denominated grants include 79,153 options with a weighted average exercise price of USD 53.07 which have been assumed by ASML as part of the acquisition of Cymer.

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2013	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2013	Weighted average remaining contractual life of outstanding options (years)

0 - 10	-	-	0 - 10	20,560	1.97
10 - 15	380,681	2.36	10 - 15	133,117	0.90
15 - 20	185,086	3.11	15 - 20	4,311	4.80
20 - 25	141,192	4.05	20 - 25	80,019	3.92
25 - 40	24,843	7.76	25 - 40	93,456	5.72
40 - 50	25,256	8.80	40 - 50	1,468	7.70
50 - 60	6,156	9.17	50 - 60	9,540	8.71
60 - 70	19,088	9.76	60 - 70	1,383	9.07
70 - 80	-	-	70 - 80	43,993	9.14
80 - 90	-	-	80 - 90	18,788	9.78

Total	782,302	3.46	Total	406,635	4.23

ASML STATUTORY ANNUAL REPORT 2013	106

In 2013 and 2012, only repurchased shares were used to satisfy the option rights upon exercise. For more information with respect to repurchased shares we refer to Note 19.

Share Plans

Shares granted under our share plans include a three to four year service period and for some plans performance conditions. The fair value of shares is determined based on the closing trading price of our shares listed at NYSE Euronext Amsterdam on the grant date.

We have eight different share plans:

•	Employee plan
•	Cymer employee plan
•	Share purchase plan
•	New hire performance share plan
•	Brion performance share plan

•	Cymer performance share plan
•	Senior management performance share plan
•	Board of management performance share plan (see Note 31)

The Share purchase plan has no service and vesting conditions. The employee plans only have service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Details with respect to shares are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2013	2012	2013	2012

Total fair value at vesting date of shares vested during the year (in thousands)	38,280	16,179	51,798	5,392
Weighted average fair value of shares granted	55.83	36.15	83.58	47.71

A summary of the status of conditionally outstanding shares as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2013	1,693,610	29.92	249,094	40.71
Granted	548,786	55.83	1,852,320 [1]	83.58
Vested/Issued	(635,753)	26.94	(628,802)	76.12
Forfeited	(62,311)	33.40	(92,292)	78.94

Conditional shares outstanding at December 31, 2013	1,544,332	40.21	1,380,320	79.55

1	USD-denominated grants include 1,634,990 shares with a weighted average fair value of USD 83.94 which have been assumed by ASML as part of the acquisition of Cymer.

Other Plans

Employee Purchase Plan

Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options against fair value out of their net salary. The fair value for shares is determined based on the closing price of our shares listed at NYSE Euronext Amsterdam on the grant-date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the net invested amount.

ASML STATUTORY ANNUAL REPORT 2013	107

Deferred Compensation Plans

In July 2002, we adopted a non-qualified deferred compensation plan for our United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2013 and 2012. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the United States in which the employee may elect to defer receipt of current compensation from us in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.

As of December 31, 2013, and 2012, our liability under deferred compensation plans was EUR 23.5 million and EUR 11.8 million, respectively.

Pension Plans

We maintain various pension plans covering substantially all of our employees. Our employees in the Netherlands, 5,525 FTEs, participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,296 companies and approximately 146,000 contributing members. Our contribution to the multi-employer union plan is less than 5.0 percent of the total contribution to the plan as per the annual report for the year ended December 31, 2012. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.3 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

In 2009, because of a low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank. Under the terms of the recovery plan, which terminated at the end of 2013, a minimal coverage percentage of 104.3 percent was required. The coverage percentage of the multi-employer union plan increased to 103.4 percent as of December 31, 2013 (December 31, 2012: 93.9 percent), which is below the requirements as set out in the recovery plan. However we have no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest. In 2014 the pension premium percentage will increase from 24.0 to 24.1.

Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period.

We also participate in several defined contribution pension plans, with our expenses for these plans equaling the contributions made in the relevant period.

Our pension and retirement expenses for all employees for the three years ended December 31, 2013 and 2012 were:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Pension plan based on multi-employer union plan	40,476	34,525
Pension plans based on defined contribution	19,799	15,773

Pension and retirement expenses	60,275	50,298

25. Commitments, Contingencies and Guarantees

We have various contractual obligations, some of which are required to be recorded as liabilities in our Financial Statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our Consolidated Statement of Financial Position but are required to be disclosed.

ASML STATUTORY ANNUAL REPORT 2013	108

Our contractual obligations as of December 31, 2013 can be summarized as follows:

Payments due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Long-Term Debt Obligations, including interest expense[1]	1,341,380	45,079	44,952	44,907	275,640	54,155	876,647
Operating Lease Obligations	74,946	30,293	21,543	14,081	4,803	2,539	1,687
Purchase Obligations	2,012,913	1,894,455	85,548	16,223	13,772	2,382	533
Liability for uncertain tax positions, including interest expense	74,069	580	945	7,680	26,105	785	37,974

Total Contractual Obligations	3,503,308	1,970,407	152,988	82,891	320,320	59,861	916,841

1	See Note 20 for the amounts excluding interest expense.

Long-term debt obligations mainly relate to interest payments and the principal amount of our Eurobonds. See Note 20.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 42.0 million and EUR 41.6 million for the years ended December 31, 2013 and 2012, respectively.

Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML would exercise these purchase options at the end of the lease as of December 31, 2013 can be summarized as follows:

Purchase options due by period (in thousands)	Total EUR	1 year EUR	2 year EUR	3 year EUR	4 year EUR	5 year EUR	After 5 years EUR

Purchase options	13,983	-	-	13,983	-	-	-

Purchase obligations include purchase commitments with suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2013 contain clauses that enables us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we have agreed with our supply chain partners gives us additional flexibility to adapt our purchase obligations to our requirements in light of the inherent cyclicality of the semiconductor equipment industry in which we operate. We establish a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2013 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V.

26. Legal Contingencies

ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML’s customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.

We accrue for legal costs related to litigation in our Consolidated Statement of Profit or Loss at the time when the related legal services are actually provided to ASML. In 2013, EUR 3.2 million estimated losses were recorded as a charge to our Consolidated Statement of Profit or Loss (2012: no estimated losses were recorded).

ASML STATUTORY ANNUAL REPORT 2013	109

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon.

Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices and payments to Nikon by ASML. As of January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products found to infringe valid and enforceable patents.

27. Income Taxes

The components of provision for income taxes are as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Current tax	(69,974)	(82,105)
Deferred tax	7,505	46,543

Total	(62,469)	(35,562)

The Dutch statutory tax rate was 25.0 percent in 2013 and 2012. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation of the provision for income taxes is as follows:

Year ended December 31 (in thousands)	2013 EUR	%	2012 EUR	%

Income before income taxes	1,256,313	100.0	1,337,909	100.0
Income tax provision based on ASML’s domestic tax rate	(314,078)	25.0	(334,477)	25.0
Effects of tax rates in foreign jurisdictions	15,315	(1.2)	6,576	(0.5)
Adjustments in respect of tax exempt income	29,430	(2.3)	23,532	(1.8)
Adjustments in respect of tax incentives	144,225	(11.5)	165,649	(12.4)
Adjustments in respect of prior years’ current taxes	5,155	(0.4)	18,275	(1.4)
Adjustments in respect of prior years’ deferred taxes	16,164	(1.3)	-	0.0
Movements in the liability for uncertain tax positions	(3,484)	0.3	92,366	(6.9)
Adjustments in respect of non-taxable pre-existing relationship	67,730	(5.4)	-	0.0
Other credits and non-taxable items	(22,926)	1.8	(7,483)	0.7

Provision for income taxes	(62,469)	5.0	(35,562)	2.7

Income Tax Provision Based on ASML’s Domestic Rate

The provision for income taxes based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the provision for income taxes that would have been applicable assuming that all of our income is taxable against the Dutch statutory tax rate and there were no permanent differences between taxable base and financial results and no Dutch tax incentives are applied.

Effects of Tax Rates in Foreign Jurisdictions

A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable. The increase of the effects of tax rates in foreign jurisdictions compared to 2012 is mainly explained by a shift in the mix of taxable income across tax jurisdictions as a result of the acquisition of Cymer as per May 30, 2013.

Adjustments in Respect of Tax Exempt Income

In certain jurisdictions part of the income generated is tax exempted.

Adjustments in Respect of Tax Incentives

Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch “Innovation Box” and the RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. The RDA is a tax incentive in which an additional tax depreciation is allowed for tangible assets utilized for research and development purposes.

ASML STATUTORY ANNUAL REPORT 2013	110

Adjustments in Respect of Prior Years’ Current Taxes

In 2012, we recognized a tax benefit of EUR 18.3 million or 1.4 percent of income before taxes mainly attributable to the application of tax exemptions for prior years, which had a favorable effect on the effective tax rate for 2012.

Adjustments in Respect of Prior Years’ Deferred Taxes

In 2013, we recognized a tax benefit of EUR 16.2 million as a result of a partly release of a valuation allowance for NID credits or NID stock to the extend we expect future taxable profits to realize these NID credits before expiration of those credits.

Movements in the Liability for Uncertain Tax Positions

In 2012, the effective tax rate was impacted by a tax benefit of EUR 92.4 million or 6.9 percent of income before income taxes mainly as a result of the successful conclusion of tax audits in different jurisdictions (EUR 92.1 million) whereas the movement in the liability for uncertain tax positions in 2013 is considered to be limited.

Adjustments in Respect of Non-Taxable Pre-Existing Relationships

In 2013, the effective tax rate was impacted by the settlement gain recognized as a result of the effectively settled pre-existing relationships related to the acquisition of Cymer (we refer to Note 4) as this gain does not represent a taxable item for income tax purposes.

Other Credits and Non-taxable Items

Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our provision for income taxes.

Income Taxes Recognized Directly in Equity

Income taxes recognized directly in equity (including OCI) are as follows:

Income tax recognized in equity (in thousands)	2013 EUR	2012 EUR
Current tax
Derivative financial instruments	(759)	(1,066)
Issuance of shares	(3,110)	(2,116)

Deferred tax
Share-based payments	(3,327)	(1,882)

Income tax recognized in equity	(7,196)	(5,064)

Liability for Uncertain Tax Positions and Deferred Taxes

The total deferred tax position and liability for uncertain tax positions recorded on the Statement Of Financial Position are as follows:

As of December 31 (in thousands)	2013 EUR	2012 EUR
Liability for uncertain tax positions	(74,069)	(59,967)
Deferred tax position	(63,092)	115,771

Total	(137,161)	55,804

Liability for Uncertain Tax Positions

The calculation of our liability for uncertain tax positions involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. We believe that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Financial Statements.

Consistent with the provisions of IAS 12, as of December 31, 2013, ASML has a liability for uncertain tax positions of EUR 74.1 million (2012: EUR 60.0 million) which is classified as non-current deferred and other tax liabilities. The total liability for uncertain tax positions, if reversed, would have a favorable effect on our effective tax rate.

ASML STATUTORY ANNUAL REPORT 2013	111

A reconciliation of the beginning and ending balance of the liability for uncertain tax positions is as follows:

As of December 31 (in millions)	2013 EUR	2012 EUR

Balance, January 1	59,967	155,432
Gross increases – tax positions in prior period	6,045	4,297
Gross decreases – tax positions in prior period	(2,025)	(92,521)
Gross increases – tax positions in current period	6,796	3,255
Increase resulting from acquisition	6,514	-
Settlements	(2,964)	-
Lapse of statute of limitations	(264)	(10,496)
Total liability for uncertain tax positions	74,069	59,967

For 2012 the gross decreases in tax positions in prior period mainly relates to the release of tax positions after succesfull conclusion of tax audits in different jurisdictions (EUR 92.5 million).

We believe our allowances for tax contingencies are appropriate. We estimate that the total liability for uncertain tax positions will decrease by EUR 0.6 million within the next 12 months. The estimated changes to the liability for uncertain tax positions within the next 12 months are mainly due to expected settlements with tax authorities.

We are subject to tax audits in certain of our major tax jurisdictions, for years from and including 2011 onwards in Hong Kong, and for years from and including 2001 onwards in the United States. In the course of such audits, local tax authorities may challenge the positions taken by us.

Deferred Tax Position

The changes in deferred income tax assets and liabilities consist of the following elements:

Changes in deferred tax assets and liabilities (in thousands)	2013 EUR	2012 EUR

Balance, January 1	115,771	164,389
Acquisition through business combinations	(193,861)	-
Statement of profit or loss	11,718	(45,593)
Equity	3,327	1,882
Exchange differences	(47)	(4,907)
Balance, December 31	(63,092)	115,771

The composition of total deferred tax assets and liabilities in the Consolidated Financial Statements is as follows:

Deferred tax assets Composition of temporary differences (in thousands)	January 1, 2013 EUR	Acquisitions through business combinations EUR	Consolidated Statement of profit or loss EUR	Equity EUR	Exchange differences EUR	December 31, 2013 EUR
Unrealized profits resulting from intercompany transactions	60,174	14,467	(1 1,893)	-	(4,671)	58,077
Inventories	28,167	10,258	9,269	-	(1,033)	46,661
Capitalized research and development expenditures	8,669	-	(8,669)	-	-	-
Deferred revenue	20,572	41,679	(43,035)	-	(2,807)	16,409
Provisions	21,528	7,148	17,960	-	(1,176)	45,460
Installation and warranty reserve	7,151	-	(174)	-	(275)	6,702
Tax effect carry-forward losses	5,557	754	61,551	-	(580)	67,282
Fixed assets	7,798	4,140	325	-	(478)	11,785
Restructuring and impairment	4,336	-	(791)	-	(184)	3,361
Alternative minimum tax credits[1]	5,227	-	1,349	-	(234)	6,342
Share-based payments	5,493	16,885	4,550	3,327	(1,271)	28,984
Other temporary differences	13,966	2,234	(20)	-	(4,519)	11,661
Total[2]	188,638	97,565	30,422	3,327	(17,228)	302,724

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.
2	Unrecognized tax assets as at December 31, 2013 amounted to EUR 25.0 million (2012: EUR 30.5 million)

ASML STATUTORY ANNUAL REPORT 2013	112

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2013 EUR	Acquisitions through business combinations EUR	Consolidated Statement of profit or loss EUR	Equity EUR	Exchange differences EUR	December 31, 2013 EUR
Capitalized research and development expenditures	(44,256)	-	(28,000)	-	560	(71,696)
Intangible fixed assets	-	(286,337)	8,730	-	15,702	(261,905)
Fixed assets	(25,890)	(4,786)	12,517	-	567	(17,592)
Borrowing costs	(1,958)	-	135	-	-	(1,823)
Other temporary differences	(763)	(303)	(12,086)	-	352	(12,800)
Total	(72,867)	(291,426)	(18,704)	-	17,181	(365,816)

Deferred tax assets Composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Statement of profit or loss EUR	Equity EUR	Exchange differences EUR	December 31, 2012 EUR
Unrealized profits resulting from intercompany transactions	60,327	2,260	-	(2,413)	60,174
Inventories	34,935	(6,468)	-	(300)	28,167
Capitalized research and development expenditures	25,022	(16,601)	-	248	8,669
Deferred revenue	23,892	(3,083)	-	(237)	20,572
Provisions	14,515	7,296	-	(283)	21,528
Installation and warranty reserve	8,772	(1,508)	-	(113)	7,151
Tax effect carry-forward losses	7,735	(2,219)	-	41	5,557
Fixed assets	6,495	1,454	-	(151)	7,798
Restructuring and impairment	5,146	(733)	-	(77)	4,336
Alternative minimum tax credits[1]	5,028	229	-	(30)	5,227
Share-based payments	3,660	49	1,882	(98)	5,493
Other temporary differences	16,728	(1,138)	-	(1,624)	13,966
Total	212,255	(20,462)	1,882	(5,037)	188,638

1	Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses used.

Deferred tax liabilities Composition of temporary differences (in thousands)	January 1, 2012 EUR	Consolidated Statement of profit or loss EUR	Equity EUR	Exchange differences EUR	December 31, 2012 EUR
Capitalized research and development expenditures	(26,357)	(17,891)	-	(8)	(44,256)
Fixed assets	(19,108)	(6,965)	-	183	(25,890)
Borrowing costs	(1,554)	(404)	-	-	(1,958)
Other temporary differences	(847)	129	-	(45)	(763)
Total	(47,866)	(25,131)	-	130	(72,867)

ASML STATUTORY ANNUAL REPORT 2013	113

Tax Effect Carry-forward Losses

Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the United States and NID stock in Belgium.

Net operating losses qualified as tax losses under United States federal tax laws were incurred during 2013. Net operating losses qualifying as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. Our ability to use United States state tax loss carry forwards in existence at December 31, 2013, is subject to varying state statutes (providing for periods of between 5 and 20 years) tax assets are recognized to the extend that it is probable that sufficient taxable profits are available. The total amount of losses carried forward under United States federal tax laws as of December 31, 2013, is EUR 67.5 million tax basis or EUR 23.6 million tax effect. The total amount of losses carried forward under United States state tax laws as of December 31, 2013, is EUR 254.3 million tax basis or EUR 7.9 million tax effect.

NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID Stock occurs. The total amount of NID stock is EUR 47.6 million taxable base and EUR 16.2 million tax effect.

28. Subsidiaries

Details of our main subsidiaries at December 31, 2013 are as follows:

Legal Entity	Country of Incorporation
Main subsidiaries of ASML Holding N.V.[1]:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML MaskTools B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Montbonnot)
ASML (UK) Ltd.	UK (Paisley (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML Lithography Facilities Science and Technology Co. Ltd.	China (Tianjin)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Essen)
ASML Belgium Finance CV	Belgium (Essen)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Wilmington, Delaware)
ASML US, Inc.	US (Wilmington, Delaware)
ASML Capital US, Inc.	US (Wilmington, Delaware)
ASML MaskTools, Inc.	US (Dover, Delaware)
ASML Participations US Inc.	US (Wilmington, Delaware)
Lehrer Pearson, Inc.	US (Wilmington, Delaware)
ASML Ventures 1, Inc.	US (Wilmington, Delaware)
Cymer, LLC.	US (Reno, Nevada)
eLith LLC.	US (Wilmington, Delaware)
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR
Cymer B.V.	Netherlands (Amsterdam)
Cymer Japan, Inc.	Japan (Tokyo)
Cymer Korea, Inc.	Korea (Kyunggi-Do)
Cymer Singapore Pte Ltd.	Singapore (Singapore)
Cymer Southeast Asia Ltd.	Taiwan (Hsinchu)
Cymer Semiconductor Equipment (Shanghai) Co. Ltd.	China (Pudong)
TCZ, LLC.	US (Reno, Nevada)
TCZ Pte Ltd.	Singapore (Singapore)
TCZ GmbH	Germany (Oberkochen)

1	All of our subsidiaries are (directly or indirectly) wholly-owned, with exception of eLith LLC, in which we hold an interest of 50 percent.

ASML STATUTORY ANNUAL REPORT 2013	114

29. Segment Disclosure

Segment information has been prepared in accordance with IFRS 8, “Operating Segments”.

ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. In prior years our CEO was identified as CODM. As a result of ASML’s change in leadership as announced on April 17, 2013, our CEO and CTO have been jointly identified as the CODM. Both the CEO and CTO review the operating results to make decisions about allocating resources and assessing performance. The change in leadership did not result in a change in reportable segments compared to 2012.

Management reporting includes net system sales figures of new and used systems and includes sales per technology. Net system sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

New systems	3,890,154	3,620,260
Used systems	102,975	181,372

Net system sales	3,993,129	3,801,632

The increase in net system sales of EUR 191.5 million, or 5.0 percent, to EUR 3,993.1 million in 2013 from EUR 3,801.6 million in 2012 is mainly caused by an increased ASP which more than offsets the lower amount of systems sold.

Net sales by technology was as follows:

Year ended December 31 (in thousands)	Net system sales in Units	Net system sales in EUR

2013
EUV	1	60,100
ArFi	77	3,120,719
ArF dry	2	38,019
KrF	64	720,053
I-line	13	54,238

Total	157	3,993,129

2012
EUV	1	43,700
ArFi	72	2,715,221
ArF dry	4	81,428
KrF	78	908,244
I-line	15	53,039

Total	170	3,801,632

ASML STATUTORY ANNUAL REPORT 2013	115

Segment performance is evaluated by our CODM based on US GAAP net income or loss which in certain respect, as explained in the table below, is measured differently from net income or loss reported in our Consolidated Financial Statements which are based on IFRS.

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Net system sales	3,993,129	3,801,632
Net service and field option sales	1,252,197	929,923

Total net sales	5,245,326	4,731,555
Cost of system sales	(2,233,621)	(2,198,921)
Cost of service and field option sales	(834,443)	(527,377)

Total cost of sales	(3,068,064)	2,726,298

Gross profit	2,177,262	2,005,257
Other income	64,456	-
Research and development costs	(882,029)	(589,182)
Selling, general and administrative costs	(311,741)	(259,301)

Income from operations	1,047,948	1,156,774
Interest and other, net	(24,471)	(6,196)

Income before income taxes	1,023,477	1,150,578
Provision for income taxes	(7,987)	(4,262)

Net income	1,015,490	1,146,316
Differences US GAAP and IFRS	178,354	156,031

Net income based on IFRS	1,193,844	1,302,347

Segment performance is also evaluated by our management based on U.S. GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

As of December 31 (in thousands)	2013 EUR	2012 EUR

Total assets for management reporting purposes	11,513,730	7,410,478
Differences US GAAP and IFRS	689,635	472,577

Total assets based on IFRS	12,203,365	7,883,055

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.

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Net sales and non-current assets by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Non- current assets EUR

2013
Japan	201,664	2,679
Korea	1,286,509	13,347
Singapore	139,313	837
Taiwan	2,221,426	48,076
Rest of Asia	478,234	3,427
Netherlands	11,525	1,783,999
Rest of Europe	187,030	1,830
United States	719,625	3,084,872

Total	5,245,326	4,939,067

2012
Japan	292,309	40,856
Korea	1,276,304	17,664
Singapore	98,554	968
Taiwan	1,479,768	50,372
Rest of Asia	197,262	2,073
Netherlands	-	1,482,154
Rest of Europe	256,192	1,599
United States	1,131,166	298,753

Total	4,731,555	1,894,439

In 2013, net sales to the largest customer accounted for EUR 2,058.6 million, or 39.2 percent, of net sales (2012: EUR 1,236.1 million, or 26.1 percent, of net sales). Our three largest customers (based on net sales) accounted for EUR 861.4 million, or 73.3 percent, of accounts receivable and finance receivables at December 31, 2013, compared with EUR 535.1 million, or 58.9 percent, at December 31, 2012.

Substantially all of our sales were export sales in 2013 and 2012.

30. Selected Operating Expenses and Additional Information

Personnel expenses for all payroll employees were:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Wages and salaries	835,563	711,039
Social security expenses	69,839	58,180
Pension and retirement expenses	60,275	50,298
Share-based payments	47,422	18,714

Personnel expenses	1,013,099	838,231

The average number of payroll employees in FTEs during 2013 and 2012 was 9,540 and 8,140, respectively. The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2013	2012

Customer Support	2,949	2,538
SG&A	1,098	869
Industrial Engineering	785	637
Manufacturing & Logistics	3,658	2,856
R&D	4,735	3,736
Total employees (in FTEs)	13,225	10,636

Less: Temporary employees (in FTEs)	2,865	2,139

Payroll employees (in FTEs)	10,360	8,497

The average number of payroll employees in FTEs in our operations in the Netherlands during 2013 and 2012 was 5,112 and 4,620, respectively.

ASML STATUTORY ANNUAL REPORT 2013	117

31. Board of Management and Supervisory Board Remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee. The 2010 Remuneration Policy, as adopted by the General Meeting of Shareholders on March 24, 2010, was not changed in 2013.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are assessed against a reference market by benchmarking. The total remuneration in 2013 consists of base salary, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits.

The 2013 Appointment Amendment and 2014 Mutual Consent Termination of the Employment Agreement with Mr. Meurice on the Conclusion of His Activities as CEO

To realize a reliable transfer of his responsibilities to Messrs. Wennink and Van den Brink, the Supervisory Board and Mr. Meurice agreed on an amended role as per July 1, 2013, at which date Mr. Meurice ceased to be a member of the Board of Management. This change is due to a natural transition of responsibilities and is not due to performance, expected adverse evolution of the company or difference of opinion.

The employment agreement of Mr. Meurice will continue until March 31, 2014. Until then, Mr. Meurice will remain available to provide advice to the Supervisory Board and/or Board of Management upon request, keep a professional interface with key decision makers at customers and partners and personally drive the execution of a number of strategic projects.

The benefits under the employment contract will be honored until March 31, 2014, in accordance with the 2010 Remuneration Policy. There will be no severance payment given the conclusion of the employment agreement by mutual consent.

The number of shares to be awarded from the performance shares granted in 2011, 2012 and 2013 have been calculated based on the performance of the last three completed years of assignment and on the intention of both the Supervisory Board and Mr. Meurice to have a fair final settlement upon termination, recognizing the added value of Mr. Meurice to ASML, ensuring a smooth transition to the Presidents and waiving any potential benefits upon termination. As a result, the number of shares to be awarded, subject to continued employment to December 31, 2013, will be 95 percent of the shares granted in 2011, 2012 and 2013 based on the actual performance in the period 2010-2012. The original grant date fair values for these conditionally granted performance shares are allocated over the period until the revised estimated vesting in 2014.

A pro-rated compensation (consisting of base salary and at target short term incentive) will apply for the period January through March 2014. In addition, for the services in the first quarter of 2014, the share-based compensation element of Mr. Meurice’s remuneration will be settled in cash and calculated as 15,167.75 shares, multiplied by the share price effective as of the date of exit. The Company will reimburse reasonable repatriation and moving costs made.

Remuneration of the Presidents

Per July 1, 2013, base salary of the Presidents, Messrs. Wennink (President and CEO) and Van den Brink (President and CTO), was increased. The STI target level for Mr. Wennink and Mr. Van den Brink remained at 60 percent. No changes were made to the Presidents’ conditional LTI awards for the financial year 2013.

Messrs. Wennink and Van den Brink hold employment contracts for an indefinite period of time, but, upon notification to the 2014 General Meeting of Shareholders, their appointment term will be changed from an indefinite term to a definite term of four years. If any, the severance payment at termination of employment will not exceed one-year base salary.

Appointment New CFO

Per December 1, 2013 Mr. Nickl was appointed as Executive Vice President and CFO. Although Mr. Nickl will only be formally appointed as member of the Board of Management upon notification to the General Meeting of Shareholders to be held on April 23, 2014, his 2013 remuneration details are included in the 2013 compensation table. The remuneration package of Mr. Nickl is fully in line with the 2014 Remuneration Policy and the applicable Corporate Governance standards. Mr. Nickl will be appointed for a period of four years under a management services agreement. If any, severance is restricted to one time base salary.

ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares, to be

ASML STATUTORY ANNUAL REPORT 2013	118

rewarded in 2014, subject to the performance conditions and a three year vesting period as applicable under the 2014 Remuneration Policy. The forfeited share and option awards had a vesting period which was shorter than the performance period applied by ASML and the majority of outstanding awards were not performance related.

Total Direct Compensation, Pension and Other Benefits

The remuneration of the members of the Board of Management and former members of the Board Of Management in 2013, 2012 and 2011 was as follows:

		Fixed	Short-term (variable)	Long-term (variable)		Subtotal Remuneration	Other			Total Remuneration

	Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Subtotal[6] EUR	Pension EUR	Compensation Pension Premium[7] EUR	Other benefits and expense reimbursement[8] EUR	Total[12] EUR
P.T.F.M. Wennink	2013	681,500	407,673	1,349,115	[3]	2,438,288	106,033	-	45,848	2,590,169
	2012	508,000	304,800	1,289,415	[4]	2,102,215	79,190	-	46,275	2,227,680
	2011	488,000	291,043	875,493	[5]	1,654,536	85,994	94,455	44,669	1,879,654
M.A. van den Brink	2013	697,000	416,945	1,429,197	[3]	2,543,142	112,481	-	45,920	2,701,543
	2012	538,000	322,800	1,366,039	[4]	2,226,839	83,990	-	47,540	2,358,369
	2011	517,000	308,339	927,912	[5]	1,753,251	91,243	181,826	45,502	2,071,822
W. Nickl[9]	2013	50,000	65,000[10]	-		115,000	4,547	-	12,936	132,483
	2012	-	-	-		-	-	-	-	-
	2011	-	-	-		-	-	-	-	-
F.J. van Hout	2013	458,000	273,976	1,182,907	[3]	1,914,883	71,164	-	42,910	2,028,957
	2012	445,000	267,000	1,131,676	[4]	1,843,676	69,110	-	37,313	1,950,099
	2011	428,000	255,259	832,201		1,515,460	75,134	9,735	35,190	1,635,519
F.J.M. Schneider-Maunoury	2013	446,000	266,797	1,150,392	[3]	1,863,189	69,244	-	28,426	1,960,859
	2012	433,000	259,800	1,144,137		1,836,937	67,190	-	28,889	1,933,016
	2011	416,000	248,102	676,945		1,341,047	56,475	4,290	28,313	1,430,125

		Fixed	Short-term (variable)	Long-term (variable)		Subtotal Remuneration	Other			Total Remuneration

Former Board of Management	Financial Year	Base salary EUR	STI (Cash)[1] EUR	LTI (share awards)[2] EUR		Subtotal[6] EUR	Pension EUR	Compensation Pension Premium[7] EUR	Other benefits and expense reimbursement[8] EUR	Total[12] EUR
E. Meurice	2013	843,000	630,353	5,837,399	[3,11]	7,310,752	172,593	-	107,500	7,590,845
	2012	818,000	613,500	2,079,601	[4]	3,511,101	167,427	-	127,116	3,805,644
	2011	787,000	586,709	1,413,218	[5]	2,786,927	140,113	88,050	136,765	3,151,855

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year).
2	The remuneration reported as part of the LTI (share awards) is based on cost incurred under IFRS. The costs of share awards are charged to the Consolidated Statement of Profit or Loss over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2013 include costs of the Board of Management performance share plan 2013, 2012 and 2011. Furthermore the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the Consolidated Statement of Profit or Loss in the financial year in which the share awards vest.
3	The remuneration reported as part of the LTI (share awards) for the year 201 3 includes an adjustment for the Board of Management performance share plan 2010 based on the actual number of share awards vested in 2013. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout, Mr. Schneider-Maunoury and for Mr Meurice amounts to EUR -63,035, EUR -66,795, EUR -55,376, EUR -53,748, EUR -101,740, respectively.
4	The remuneration reported as part of the LTI (share awards) for the year 2012 includes an adjustment for the Board of Management performance share plan 2009 based on the actual number of share awards vested in 2012. The adjustment for Mr Wennink, Mr van den Brink, Mr van Hout and for Mr Meurice amounts to EUR -65,785, EUR -69,831, EUR -57,838, EUR -106,266, respectively.
5	The remuneration reported as part of the LTI (share awards) for the year 2011 includes an adjustment for the Board of Management performance share plan 2008 based on the actual number of share awards vested in 2011. The adjustment for Mr Wennink, Mr van den Brink and for Mr Meurice amounts to EUR -91,645, EUR -97,281, EUR -148,040, respectively.
6	This subtotal reflects base salary, STI (cash) and LTI (share awards).
7	In 2011, compensation was paid to the Board of Management regarding the risk premium for spouse/orphan pensions, to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.
8	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.
9	Mr. Nickl only joined ASML in December 2013 and was not part of the Board of Management as his appointment is still subject to the notification of the General Meeting of Shareholders 2014.
10	Mr. Nickl is partly compensated for his loss of 2013 variable income at his previous employer; he receives from ASML Euro 65,000 per month for every month in function in 2013.
11	The remuneration reported as part of the LTI (share awards) for the year 201 3 mainly includes costs related to the accellerated vesting of the share awards for the share plans 2011, 2012 and 2013.
12	This total reflects the subtotal Remuneration, pension, compensation pension premium and the other benefits and expense reimbursement.

Short-term Incentive

The annual performance-related cash incentive has an on-target level of 75.0 percent of base salary for the CEO and 60.0 percent for the other members of the Board of Management. Please note that to ensure a smooth transition to the 2014 Remuneration Policy, the CEO has accepted a target STI of 60 percent per July 1, 2013 in accordance with the 2014 Remuneration Policy and therewith follow the target and maximum STI percentages that apply to the other

ASML STATUTORY ANNUAL REPORT 2013	119

members of the Board of Management.

The payouts are pro-rated on a linear basis to the level of achievement of six performance criteria. For each performance criterion challenging but realistic targets are set (both for ‘on target’ and ‘threshold’ performance - for below threshold performance for the respective performance criterion no payout will occur). The performance target setting and performance evaluation is conducted in cooperation with the relevant committees of the Supervisory Board. Technology target is set and evaluated in cooperation with the Technology and Strategy Committee, whereas financial targets are set and evaluated in cooperation with the Audit Committee. The Company’s external auditor is engaged to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.

Of the five quantitative performance criteria (number 1-5), three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. The Technology Leadership Index includes quantitative and qualitative elements. The qualitative target (number 6) is based on the achievement of agreed key objectives.

The weighting of the quantitative criteria, but also the emphasis of specific drivers of these criteria, may change from time to time in order to be fully aligned with the strategic priorities in any given year. All targets were set in advance and no retrospective target setting has taken place. The overall payout is annual and the cash incentive is accrued during the performance period.

In setting the short-term performance criteria for 2013, the Supervisory Board decided to set a cash related target for 2013 consisting of: Operating Cash Flow H1 2013 (weight 25 percent), Operating Cash Flow H2 2013 (weight 25 percent) and Cash Conversion Cycle FY 2013 (weighted 50 percent). In anticipation of the 2014 Remuneration Policy, the Supervisory Board deviates from the 2010 Policy and decided to set the Technology Leadership Index target on an annual instead of on a semi-annual basis. The short-term qualitative target for 2013 was transferred to the long-term incentive and excluded from the STI. The relative weights of the remaining STI measures changed accordingly.

Effective January 1, 2013 the base salary increased by three percent for all members of the Board of Management which also impacts the variable remuneration, i.e. the STI and LTI, because it is calculated as a percentage of base salary. In 2013, the short-term performance criteria (4 out of 5 performance criteria were achieved on target or above target), and 1 performance criteria was achieved between target and threshold level), an actual short-term performance cash payout of 99.7 percent of the target STI (of 75 percent or 60 percent respectively of base salary) has been awarded. This results in a cash payout of EUR 1,995,744 representing 74.8 percent of Mr. Meurice’s base salary, 59.8 percent of Messrs. Wennink’s, Van den Brink’s, van Hout’s and Schneider-Maunoury’s base salary.

Long-term Incentive

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. Performance relative to these targets is measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s relative ROAIC position compared the peer group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

ASML defines and sets stretching targets. The maximum number of performance shares to be conditionally awarded equals 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). For on target achievement, the value of performance shares will be 80 percent of base salary.

The cost to the Company is calculated based on the maximum amount of shares that can be awarded and spread over the three-year performance period. Any difference between the actual achievement after three years and the maximum achievement will be adjusted after the final performance year.

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the Board of Management member will retain the shares for at least two years after the date the award becomes unconditional or until the termination of employment, whichever period is shorter. The period before the Board of Management member obtains full rights to the shares will be five years in total.

Details of performance shares granted to members of the Board of Management are as follows:

ASML STATUTORY ANNUAL REPORT 2013	120

Board of management	Grant date	Status	Full control	Number of shares at grant date	Fair value at grant date[1] EUR	Vesting date	Number of shares at vesting date		End of lock- up date

P.T.F.M. Wennink	4/19/2013	Conditional	No	35,035	55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	45,689	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	54,974	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Unconditional	No	54,974	22.93	2/1/2013	52,225		2/1/2015
	2/2/2009	Unconditional	No	35,287	13.05	2/2/2012	30,246	[2]	2/2/2014
	2/4/2008	Unconditional	Yes	35,287	18.18	2/4/2011	30,246	[2]	2/4/2013
M.A.van den Brink	4/19/2013	Conditional	No	37,111	55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	48,387	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	58,256	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Unconditional	No	58,256	22.93	2/1/2013	55,343		2/1/2015
	2/2/2009	Unconditional	No	37,458	13.05	2/2/2012	32,107	[2]	2/2/2014
	2/4/2008	Unconditional	Yes	37,458	18.18	2/4/2011	32,107	[2]	2/4/2013
W. Nickl[3]	-	-	-	-	-	-	-		-
F.J. van Hout	4/19/2013	Conditional	No	30,681	55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	40,023	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	48,293	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Unconditional	No	48,293	22.93	2/1/2013	45,878		2/1/2015
	2/2/2009	Unconditional	No	31,021	13.05	2/2/2012	26,589	[2]	2/2/2014
F.J.M. Schneider-Maunoury	4/19/2013	Conditional	No	29,877	55.47	4/19/2016	-		4/19/2018
	4/18/2012	Conditional	No	38,944	37.33	4/18/2015	-		4/18/2017
	4/13/2011	Conditional	No	46,886	28.29	4/13/2014	-		4/13/2016
	2/1/2010	Unconditional	No	46,886	22.93	2/1/2013	44,542		2/1/2015

Former Board of Management	Grant date	Status	Full control	Number of shares at grant date	Fair value at grant date[1] EUR	Vesting date	Number of shares at vesting date		End of lock- up date

E. Meurice	4/19/2013	Unconditional	No	56,471	55.47	4/7/2014	53,647		4/7/2014
	4/18/2012	Unconditional	No	73,570	37.33	4/7/2014	69,891		4/7/2014
	4/13/2011	Unconditional	No	88,732	28.29	1/31/2014	84,295		1/31/2014
	2/1/2010	Unconditional	No	29,578	22.93	2/1/2013	28,099		1/2/2014
	2/1/2010	Unconditional	Yes	29,577	22.93	2/1/2013	28,098		10/1/2013
	2/1/2010	Unconditional	Yes	29,577	22.93	2/1/2013	28,098		7/1/2013
	2/2/2009	Unconditional	No	19,000	13.05	2/2/2012	16,287	[2]	1/2/2014
	2/2/2009	Unconditional	Yes	19,001	13.05	2/2/2012	16,286	[2]	10/1/2013
	2/2/2009	Unconditional	Yes	19,001	13.05	2/2/2012	16,286	[2]	7/1/2013
	2/4/2008	Unconditional	Yes	57,002	18.18	2/4/2011	48,859	[2]	2/4/2013

1	The fair value of the shares as of the grant date.
2	The number of shares included in the lock-up period were reduced in 2012 as a result of the synthetic share buy back due to an exchange for each 100 ordinary shares for 77 ordinary shares. The number of shares vested in 2012 after the synthetic share buy back for Mr. Meurice, Mr. Wennink, Mr. van den Brink and for Mr. van Hout are 37,621 shares, 23,289 shares, 24,722 shares and 20,473 shares, respectively. The number of shares vested in 2011 after the synthetic share buy back for Mr. Meurice, Mr. Wennink and for Mr. van den Brink was 37,621 shares, 23,289 shares and 24,722 shares, respectively.
3	Mr. Nickl only joined ASML in December 2013 and was not part of the Board of Management as his appointment is still subject to the notification of the General Meeting of Shareholders 2014.

Pension Benefits

The pension arrangement for the Board of Management is based on the excedent arrangement for ASML employees in The Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. Pensionable income is base salary only. Risk premiums for (temporary) survivors pensions are paid separately by the employer. The employee contribution in the plan is set at 4 percent of the pension base (pensionable income minus Witteveen- threshold)1.

1)	Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the Dutch state pension (AOW) and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen-threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7. The Witteveen-threshold for 2013 is Euro 13,227.00.

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Term of Appointment/Employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. Upon notification to the 2014 AGM, the appointment of Messrs. P. Wennink and M. van den Brink will be changed into definite terms of four years.

Severance Agreement

If the Company gives notice of termination of the employment agreement or management services agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. In the case of notice of termination for other reasons, a severance payment equal to one annual base salary will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement or management services agreement due to a significant difference of opinion between the respective member of the Board of Management and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change of Control

Board of Management members are also entitled to the aforementioned severance payment in the event ASML or its legal successor gives notice of termination due to a change in control or if the Board of Management gives notice of termination, which is directly related to such change of control and such notice is given within twelve months from the date on which the change of control occurs.

The Change of Control provision up until 2013 includes a mitigation of the pay-out under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction.

Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one AGM to the next one. The annual remuneration is paid in quarterly installments starting after the AGM. In 2011 the Supervisory Board proposed and the General Meeting of Shareholders approved an adjustment of the remuneration of the Supervisory Board, effective as per April 1, 2011. Furthermore the general meeting of Shareholders approved a further increase of the annual (fixed) fee with a maximum amount of EUR 5,000 depending on circumstances, which the Supervisory Board implemented on April 1, 2012. There were no changes to the remuneration of the Supervisory Board in 2013.

ASML STATUTORY ANNUAL REPORT 2013	122

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2013 and 2012:

Year ended December 31, 2013	Total	Supervisory board		Audit committee		Remuneration committee		Selection and nomination committee		Technology and strategy committee		Other[1,2]

Arthur P.M. van der Poel	96,000	70,000		10,000		-		8,000		8,000		-
OB Bilous	112,000	80,000		-		-		11,000	[4]	11,000	[4]	10,000
Fritz W. Fröhlich	76,000	50,000		15,000		-		6,000	[5]	-		5,000
Hendrika (Ieke) C.J. van den Burg	58,000	50,000		-		8,000		-		-		-
William T. Siegle	29,133	25,333	[5]	-		-		-		3,800	[5]	-
Pauline F.M. van der Meer Mohr	58,000	50,000		-		8,000		-		-		-
Doug Grose[3]	94,000	80,000		-		-		6,000	[5]	8,000		-
Clara Smits-Nusteling[3]	60,000	50,000		10,000		-		-		-		-
Wolfgang H. Ziebart	71,500	50,000		2,500	[5]	11,000	[4]	-		8,000		-

Total	654,633	505,333		37,500		27,000		31,000		38,800		15,000

Year ended December 31, 2012	Total	Supervisory board		Audit committee		Remuneration committee		Selection and nomination committee		Technology and strategy committee		Other[1,2]

Arthur P.M. van der Poel	94,750	68,750		10,000		-		8,000		8,000		-
Jos W.B. Westerburgen	96,116	48,750		-		12,000		12,000		-		23,366	[6]
OB Bilous	104,750	78,750		-		-		8,000		8,000		10,000
Fritz W. Fröhlich	68,750	48,750		15,000		-		-		-		5,000
Hendrika (Ieke) C.J. van den Burg	56,750	48,750		-		8,000		-		-		-
William T. Siegle	90,750	78,750		-		-		-		12,000		-
Pauline F.M. van der Meer Mohr	56,750	48,750		-		8,000		-		-		-
Wolfgang H. Ziebart	72,750	48,750		10,000		6,000	[4]	-		8,000		-

Total	641,366	470,000		35,000		34,000		28,000		36,000		38,366

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
2	In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role.
3	During 201 3 Doug Grose and Clara Smits-Nusteling were appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.
4	Amount differs from the annual compensation due to a role change from member to chairman of the committee.
5	Amount differs from the annual compensation as the member was not part of the committee for the full year.
6	In 2012 Jos Westerburgen received a provisional payment related to the supervisiory board remuneration for the period January to April 2013. As legislation regarding VAT registration for Supervisiory Board members has changed as of 2013 and Jos Westerburgen has resigned per 2013, it was decided to pay the remuneration fee in advance.

In addition, a net cost allowance was paid to each Supervisory Board member in 2013, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

Members of the Supervisory Board are free to acquire or dispose ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included. None of the members of the Supervisory Board currently ownes shares or options on shares of the Company.

The annual remuneration for the members and former members of the Board of Management and Supervisory Board members over 2013 amounts to EUR 17.7 million (2012: EUR 12.9 million).

32. Research and Development Costs

R&D costs (net of credits and excluding contributions under the NRE funding agreements from Participating Customers of the CCIP) increased by EUR 265.9 million, or 89.2 percent, to EUR 564.0 million in 2013 from EUR 298.1 million in 2012. R&D costs mainly as a result of the acquisition of Cymer and further investments in our other strategic programs (EUV, immersion and holistic lithography).

R&D costs include credits for an amount of EUR 9.2 million and EUR 10.3 million in 2013 and 2012, respectively. R&D credits relate to worldwide (inter-)governmental funding for certain strategic development programs. The decrease in R&D credits is the result of a change in government programs from subsidy payments to fiscal incentives. These incentives lead to tax deductions in mainly the Dutch and United States tax jurisdictions.

ASML STATUTORY ANNUAL REPORT 2013	123

33. Finance Income and Costs

Finance income of EUR 9.2 million (2012: EUR 16.6 million) mainly relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables.

Finance costs of EUR 28.0 million (2012: EUR 20.0 million) mainly consists of net interest expense on our Eurobonds and related interest rate swaps, interest on lease obligations and amortized financing costs of in total EUR 16.2 million (2012: EUR 10.8 million), and EUR 8.9 million loss on the partial extinguishment of our EUR 600 million 5.75 percent senior notes due 2017.

Interest on cash pools is reported on a gross basis in the Consolidated Statement of Profit or Loss under both Finance income and Finance costs. From an economic and legal perspective, the interest on cash pools of EUR 1.9 million (2012: EUR 4.2 million) recorded in interest income nets off against the same amount recorded in interest expense.

34. Vulnerability Due to Certain Concentrations

ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems we are able to produce may be limited by the production capacity of Zeiss. Zeiss is currently our sole supplier of lenses, collectors, and other critical optical components and is capable of producing these items only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2013, ASML’s production was not limited by the deliveries from Zeiss.

Business failure or insolvency of one of our main customers may have an adverse effect on our business, financial condition and profit or loss.

35. Principal Accountant Fees and Services

Deloitte has served as our auditor for the years ending December 31, 2013 and 2012. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and its member firms and/or affiliates in 2013 and 2012:

Year ended December 31 (in thousands)	2013 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR	2012 Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR
Audit fees in relation to annual reports	1,559	-	1,559	1,002	-	1,002
Other audit fees	-	364	364	-	352	352
Audit-related fees	120	-	120	149	-	149
Tax fees	-	347	347	-	353	353
Other	-	-	-	-	247	247

Principal accountant fees and services	1,679	711	2,390	1,151	952	2,103

Audit Fees and Other Audit Fees

Audit fees primarily relate to the audit of our Financial Statements as set out in our Annual Report, our Statutory Annual Report, agreed upon procedures on our quarterly financial results and services related to statutory and regulatory filings of ASML and its subsidiaries.

Audit-related Fees

Audit-related fees mainly related to various audit services not related to our Financial Statements.

ASML STATUTORY ANNUAL REPORT 2013	124

Tax Fees

Tax fees can be detailed as follows:

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Corporate Income Tax compliance services	186	123
Tax assistance for expatriate employees	2	79
Other tax advisory and compliance	159	151

Tax fees	347	353

The Audit Committee has approved the external audit plan and related audit fees for the year 2013.

In order to comply with the mandatory firm rotation, a new auditor will be selected in 2014. The appointment of a new auditor per January 1, 2016, will be proposed for approval to the 2015 AGM.

36. Customer Co-Investment Program

Overview

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our research and development projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The R&D funding program in the CCIP consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML entered into NRE Funding Agreements with the Participating Customers.

In addition to the funding commitments described above, the Participating Customers have invested in ordinary shares equal, in aggregate, to 23 percent of ASML’s issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). The proceeds of the share issuance, EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a Synthetic Share Buyback executed in November 2012. For further information regarding the Synthetic Share Buyback, see Note 19.

Description of Investment Agreements, Shareholder Agreements and NRE Funding Agreements

In connection with the CCIP, ASML entered into an investment agreement, a shareholder agreement and NRE funding agreements with each of the Participating Customers. Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million and an investment in 15 percent of our ordinary shares (calculated giving effect to our Synthetic Share Buyback in November 2012). A description of the investment agreement, shareholders agreement and NRE funding agreements between ASML and Intel is set out below. The agreements between ASML and the other participants - TSMC (which acquired 5 percent of our shares and made an EUR 276 million funding commitment) and Samsung (which acquired 3 percent of our shares and made an EUR 276 million funding commitment) are on substantially the same terms as those agreed with Intel. Shares were acquired by Dutch foundations (“Stichtingen”) established for each participant.

Investment Agreements

Pursuant to the Intel Investment Agreement, dated July 9, 2012, ASML issued to Intel Stichting ordinary shares equal to 15 percent of the issued ordinary shares with simultaneous issuance by the Intel Stichting to Intel of the corresponding depositary receipts.

Pursuant to the TSMC Investment Agreement, dated August 5, 2012, ASML issued to TSMC Stichting ordinary shares equal to 5 percent of the issued ordinary shares with simultaneous issuance by the TSMC Stichting to TSMC of the corresponding depositary receipts.

Pursuant to the Samsung Investment Agreement, dated August 27, 2012 ASML issued to the Samsung Stichting ordinary shares equal to 3 percent of the issued ordinary shares with simultaneous issuance by the Samsung Stichting to Samsung of the corresponding depositary receipts.

The subscription price for the ordinary shares under the Investment Agreements was EUR 39.91 per ordinary share, which is the average of the volume weighted average price of our shares listed at NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

ASML STATUTORY ANNUAL REPORT 2013	125

Based upon the subscription price (EUR 39.91) included in the Investment Agreements, the equity participation of Intel (15 percent), TSMC (5 percent) and Samsung (3 percent) amount to EUR 2,513 million, EUR 838 million and EUR 503 million, respectively.

Under the Intel Investment Agreements, ASML has agreed to indemnify the Participating Customers and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreements

In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a Shareholder Agreement which governs certain matters relating to the holding of and further investment by Intel in ordinary shares of ASML, directly and indirectly through the Intel Stichting, including the matters described below.

The Shareholder Agreements between ASML and the other program participants (TSMC and Samsung) are on substantially the same terms as those agreed with Intel.

Voting Restrictions

Pursuant to the Shareholder Agreement, Intel (and the Intel Stichting) will not be entitled to vote the ordinary shares that were acquired by the Intel Stichting as part of the CCIP or any other ordinary shares otherwise transferred to the Intel Stichting (under the circumstances described under “Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event (as defined below), except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or our business, including a transfer of all or substantially all business or assets of ASML and our subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of Intel, would materially affect the identity or nature of ASML or our business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by Intel through the Intel Stichting as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreement, Intel (or its affiliates) may not, prior to the six-year anniversary of the date of the Intel Shareholder Agreement (the “Standstill Period”), acquire more than 19.9 percent of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restriction”). There is an exception from the Standstill Restriction in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20 percent of ASML’s outstanding shares, and the Standstill Restriction will terminate upon the occurrence of a Shareholder Agreement Termination Event.

The Shareholder Agreement permits Intel (and its affiliates) to acquire up to 4.99 percent of ASML’s outstanding shares (other than shares acquired through the CCIP) that may be held outside the Intel Stichting. For any additional ASML shares that Intel (or its affiliates) acquires in excess of 4.99 percent of the outstanding shares of ASML, Intel is required to deposit such shares with the Intel Stichting in exchange for Depositary Receipts. Shares held directly by Intel or its affiliates (and which not required to be deposited with the Intel Stichting) are not subject to the Voting Restrictions, or Lock-Up Restrictions (as defined below), but are subject to the Standstill Restriction.

The Intel Stichting will continue to hold ASML shares owned by Intel (notwithstanding termination of the Standstill Period) until the earlier of (i) such time as Intel owns (directly or through the Intel Stichting) less than 2 percent of ASML’s outstanding shares (the relevant percentage is 1 percent for the other Participating Customers) (ii) the date of notification to ASML by Participating Customers that the aggregate amount of ASML’s outstanding shares owned by Intel and the other Participating Customers represents less than 5 percent of ASML’s outstanding shares and (iii)

ASML STATUTORY ANNUAL REPORT 2013	126

a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case Intel would acquire ASML shares within 18 months after an event described under (i) or (ii) above, any ASML shares held by Intel in excess of 4.99 percent of the outstanding shares of ASML must be transferred to (and held by) the Intel Stichting.

Lock-up; Orderly Sell Down

Intel may not, without prior written consent of ASML, transfer any ordinary shares or Depositary Receipts until the earliest of (i) two years and six months after the date of the Intel Shareholder Agreement, (ii) termination of the NRE Funding Agreements, and (iii) the occurrence of a Shareholder Agreement Termination Event ((i), (ii) and (iii) together, the “Lock-Up Restriction”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20 percent of ASML’s shares. Intel is not permitted to transfer the ASML ordinary shares it acquired in the program in connection with an offer (before the end of the offer), or make any public statement in support of such offer, that is not recommended by the ASML Supervisory Board or Management Board, except in limited circumstances.

In addition, Intel may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange more than (i) 4 percent of the outstanding shares of ASML during any six month period (the relevant percentage is 1.5 percent for Samsung and 2.5 percent for TSMC). There are also restrictions on Intel’s ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Intel Shareholder Agreement will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions were the shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50 percent of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of our shares listed at NYSE Euronext Amsterdam or delisting of our shares listed at NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (vi) in the event that all Depositary Receipts are exchanged for ASML shares and Intel does not acquire ASML shares in excess of 4.99 percent of the outstanding ASML shares within 18 months of such exchange (see “Standstill; Additional Purchases” above).

NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into two NRE Funding Agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the Intel 450mm NRE Funding Agreement and the other relates to the Intel EUV NRE Funding Agreement (together the “Intel NRE Funding Agreements”). Intel has committed to provide EUR 553 million in funding under the Intel 450mm NRE Funding Agreement and EUR 276 million in funding under the Intel EUV NRE Funding Agreement, payable over the respective terms (2013-2017) of the Intel NRE Funding Agreements.

On August 5, 2012, ASML and TSMC entered into the TSMC NRE Funding Agreement pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the TSMC NRE Funding Agreement.

On August 27, 2012, ASML and Samsung entered into the Samsung NRE Funding Agreement pursuant to which Samsung will support ASML’s R&D costs and project expenditures relating to the development of 300mm/450mm and EUV platforms. Samsung has committed to provide EUR 276 million in funding payable over the term (2013-2017) of the Samsung NRE Funding Agreement.

ASML STATUTORY ANNUAL REPORT 2013	127

Under the NRE Funding Agreements, ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice the Participating Customers for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the NRE Funding Agreements. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the Participating Customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

Commercial Agreement

On July 9, 2012, ASML and Intel entered into a Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV next-generation lithography equipment. Under this agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. In addition, subject to certain conditions, ASML has agreed to install sufficient capacity to meet Intel’s forecasted 450mm lithography equipment needs through 2022.

For further details regarding the share issuances to the Participating Customers and the Synthetic Share Buyback effectuated in connection with our CCIP, see Note 19.

Development 450mm silicon wafer technology

In November 2013, following our customers’ decision, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm. Since 450mm requires both generic developments and wafer size-specific developments, many of our employees involved in the 450mm project are doing work that is just as relevant for future DUV and EUV platforms. The teams and people have therefore been reassigned to different projects.

Under our CCIP, we are party to a 450mm NRE Funding Agreement with Intel for a total NRE funding commitment of EUR 553 million. We are currently in discussions with Intel to determine appropriate projects to which to apply the 450mm NRE funding.

Under the CCIP, we are also party to EUV NRE agreements with Intel (total funding of EUR 276 million), TSMC (total funding of EUR 276 million) and Samsung (total funding of EUR 276 million), all of which funding is being used for EUV projects.

ASML STATUTORY ANNUAL REPORT 2013	128

37. Related Party Transactions

On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our Synthetic Share Buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.

The total net sales to Intel (and its affiliates) in 2013 amounted to EUR 494.7 million. The total net sales to Intel (and its affiliates) for the period from July 9, 2012 to December 31, 2012 amounted to EUR 301.7 million) whereas the outstanding balances as of December 31, 2013 amount to EUR (182.3) million (December 31, 2012: EUR 65.0 million).

There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof.

For our disclosures in relation to key management personnel, see note 31.

38. Subsequent Events

Subsequent events were evaluated up to February 11, 2014, which is the issuance date of this Annual Report 2013. There are no subsequent events to report.

Veldhoven, the Netherlands

February 11, 2014

Prepared by

The Board of Management1:

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

1)	Mr. Nickl’s appointment to ASML’s Board of Management is subject to the notification of the AGM, scheduled to be held on April 23, 2014.

ASML STATUTORY ANNUAL REPORT 2013	129

ASML STATUTORY ANNUAL REPORT 2013	130

Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2013	131

ASML STATUTORY ANNUAL REPORT 2013	132

Company Financial Statements

134	Company Balance Sheet

135	Abbreviated Company Statement of Profit or Loss

136	Notes to the Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2013	133

Company Balance Sheet

(Before appropriation of net income)

As of December 31 (in thousands)	2013 EUR	2012 EUR

Non-current assets
Investments in subsidiaries	9,838,641	6,415,214
Loans to subsidiaries	1,239	1,297
Deferred tax assets	1,680	14,358
Derivative financial instruments	30,777	101,651
Other non-current assets	2,646	1,474

Total non-current assets	9,874,983	6,533,994

Current assets
Amounts due from subsidiaries	431,705	219,326
Current tax assets	-	54,796
Derivative financial instruments	42,588	44,727
Other current assets	2,941	3,544
Short-term investments	375,000	550,017
Cash and cash equivalents	1,133,431	589,848

Total current assets	1,985,665	1,462,258

Total assets	11,860,648	7,996,252

Equity
Cumulative Preference Shares; EUR 0.09 nominal value;
700,000,000 shares authorized at December 31, 2013 and 2012;
none issued and outstanding at December 31, 2013 and 2012;	-	-

Ordinary Shares B; EUR 0.01 nominal value;
9,000 shares authorized at December 31, 2013 and 2012;
none issued and outstanding per December 31, 2013 and 2012;	-	-

Ordinary Shares; EUR 0.09 nominal value;
699,999,000 shares authorized at December 31, 2013;
440,852,334 issued and outstanding at December 31, 2013;
699,999,000 shares authorized at December 31, 2012;
407,165,221 issued and outstanding at December 31, 2012;
Issued and outstanding shares	40,214	37,786
Share premium	3,383,105	932,968
Retained earnings	2,841,636	2,341,048
Treasury shares at cost	(365,782)	(465,848)
Legal reserves	451,778	349,901
Net income	1,193,844	1,302,347

Total equity	7,544,795	4,498,202

Non-current liabilities
Long-term debt	1,017,501	707,107
Deferred and other tax liabilities	103,722	87,746

Total non-current liabilities	1,121,223	794,853

Current liabilities
Amounts due to subsidiaries	3,156,618	2,669,294
Accrued and other liabilities	15,038	19,279
Current and other tax liabilities	8,338	-
Derivative financial instruments	14,636	14,624

Total current liabilities	3,194,630	2,703,197

Total equity and liabilities	11,860,648	7,996,252

ASML STATUTORY ANNUAL REPORT 2013	134

Abbreviated Company Statement of Profit or Loss

Year ended December 31 (in thousands)	2013 EUR	2012 EUR

Net income from subsidiaries	1,202,542	1,255,478
Gain (Loss) after taxes	(8,698)	46,869

Net income	1,193,844	1,302,347

ASML STATUTORY ANNUAL REPORT 2013	135

Notes to the Company Financial Statements

1. General Information

The description of our activities and our structure, as included in the Notes to the Consolidated Financial Statements, also apply to the Company Financial Statements.

In accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code, we have prepared our Company Financial Statements in accordance with Dutch GAAP applying the accounting principles as adopted in the Consolidated Financial Statements, except for the accounting for investments in subsidiaries and our consolidated SPE. Investments in subsidiaries and consolidated SPE are stated at net asset value as we effectively exercise control over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by ASML in its Consolidated Financial Statements.

In accordance with article 402 Part 9 of Book 2 of the Dutch Civil Code the Company Statement of Profit or Loss is presented in abbreviated form.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The accounting policies used in the preparation of the Company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements (in accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code). See the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policy applies to the Company Financial Statements. The accompanying Company Financial Statements are stated in thousands of EUR unless otherwise indicated.

Investments in Subsidiaries

Investments in subsidiaries are stated at net asset value as we effectively exercise influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS-EU as applied in the preparation of the Consolidated Financial Statements.

3. Investments in Subsidiaries

Changes in investments in subsidiaries during 2013 and 2012 were as follows:

(in thousands)	2013 EUR	2012 EUR

Balance, January 1	6,415,214	5,169,322

Capital contributions	2,855,529	6,539
Capital repayment	(492,751)	(9,206)
Dividends received	(13,384)	(5,299)
Net income from subsidiaries	1,202,542	1,255,478
Effect of exchange rates	(120,863)	5,927
Derivative financial instruments	(7,646)	(7,547)

Balance, December 31	9,838,641	6,415,214

ASML STATUTORY ANNUAL REPORT 2013	136

4. Equity

Changes in equity during 2013 and 2012 were as follows (before appropriation of net income):

		Issued and Outstanding Shares		Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Legal Reserves[3] EUR	Net Income EUR	Total EUR
Notes[1]	(in thousands)	Number[2]	Amount EUR

	Balance at January 1, 2012	413,669	38,816	920,478	(417,837)	1,525,238	159,039	1,494,071	3,719,805

	Appropriation of net income	-	-	-	-	1,494,071	-	(1,494,071)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,302,347	1,302,347
6,19	Foreign currency translation	-	-	-	-	-	5,927	-	5,927
6,19	Financial instruments, net of taxes	-	-	-	-	-	(7,547)	-	(7,547)
	Total comprehensive income	-	-	-	-	-	(1,620)	1,302,347	1,300,727

	CCIP:
19,36	Issuance of shares	96,566	8,691	3,968,677	-	-	-	-	3,977,368
19,36	Fair value differences[4]	-	-	(123,416)	-	-	-	-	(123,416)
19,36	Capital repayment[5]	(93,411)	(8,691)	(3,845,261)	125,628	-	-	-	(3,728,324)

19	Purchases of treasury shares	(13,478)	-	-	(535,373)	-	-	-	(535,373)
19	Cancellation of treasury shares	-	(1,030)	-	294,752	(293,722)	-	-	-
24,30,31	Share-based payments	-	-	20,596	-	-	-	-	20,596
24,30	Issuance of shares	3,819	-	(8,106)	66,982	(3,165)	-	-	55,711
19	Dividend paid	-	-	-	-	(188,892)	-	-	(188,892)
19	Development expenditures	-	-	-	-	(192,482)	192,482	-	-

	Balance at December 31, 2012	407,165	37,786	932,968	(465,848)	2,341,048	349,901	1,302,347	4,498,202

	Appropriation of net income	-	-	-	-	1,302,347	-	(1,302,347)	-
	Components of statement of comprehensive income
	Net income	-	-	-	-	-	-	1,193,844	1,193,844
6,19	Foreign currency translation	-	-	-	-	-	(122,000)	-	(122,000)
6,19	Financial instruments, net of taxes	-	-	-	-	-	(7,646)	-	(7,646)
	Total comprehensive income	-	-	-	-	-	(129,646)	1,193,844	1,064,198

	CCIP:
19,36	Fair value differences[6]	-	-	20,956	-	-	-	-	20,956

19	Purchases of treasury shares	(4,614)	-	-	(300,000)	-	-	-	(300,000)
19	Cancellation of treasury shares	-	(854)	-	349,261	(348,407)	-	-	-
24,30,31	Share-based payments[7]	-	-	116,821	-	-	-	-	116,821
24,30	Issuance of shares[8]	38,301	3,282	2,312,360	50,805	(5,744)	-	-	2,360,703
19	Dividend paid	-	-	-	-	(216,085)	-	-	(216,085)
19	Development expenditures	-	-	-	-	(231,523)	231,523	-	-

	Balance at December 31, 2013	440,852	40,214	3,383,105	(365,782)	2,841,636	451,778	1,193,844	7,544,795

1	Note reference numbers included below relate to the notes to the Consolidated Financial Statements.
2	As of December 31, 2013, the number of issued shares was 446,822,452. This includes the number of issued and outstanding shares of 440,852,334 and the number of treasury shares of 5,970,118. As of December 31, 2012, the number of issued shares was 41 9,852,467. This includes the number of issued and outstanding shares of 407,165,221 and the number of treasury shares of 12,687,246.
3	Legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See below for further information.
4	The difference between the fair value of the shares and the subscription price of the shares issued to the participating customers in the CCIP.
5	In 2012, as part of the capital repayment, EUR 3,728.3 million of equity was returned to our shareholders (excluding Participating Customers in the CCIP) and the number of shares was reduced by 23 percent. See below for further information.
6	EUR 21.0 million is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).
7	Share-based payments include an amount of EUR 66.1 million in relation to the fair value of unvested equity awards exchanged as part of acquisition of Cymer.
8	Issuance of shares includes 36,464,576 ordinary shares issued in relation to the acquisition of Cymer for a total fair value of EUR 2,346.7 million. The difference of EUR 1.0 million with the fair value of shares as disclosed in Note 4 is explained by 1 4,533 shares still to be issued to former Cymer shareholders.

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Share Capital

ASML’s authorized share capital amounts to EUR 126,000,000 and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;
•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and
•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.

Per December 31, 2013, 446,822,452 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid in, of which 5,970,118 ordinary shares are held by us in treasury. No ordinary shares B and no cumulative preference shares are issued.

Our Board of Management has the power to issue ordinary shares and cumulative preference shares insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the Board of Management to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the Board of Management, provided that the Supervisory Board has approved such proposal.

Shares Issued as a Result of the Acquisition of Cymer

ASML and Cymer completed the merger pursuant to which ASML acquired Cymer on May 30, 2013. As a result of the merger, each share of Cymer common stock outstanding immediately prior to the completion of the merger was converted into the right to receive USD 20.00 in cash plus 1.1502 ASML ordinary shares. As per December 31, 2013, we issued 36,464,576 ordinary shares for an aggregate amount of EUR 2,346.7 million in relation to the acquisition of Cymer.

Synthetic Share Buyback

At the EGM held on September 7, 2012, several changes in the Articles of Association of ASML were adopted, in connection with the Synthetic Share Buyback effectuated in connection with the CCIP.

Consequently, on November 24, 2012, the Articles of Association were amended as follows. Upon the first amendment the ordinary shares to be held for the benefit of the participants to the CCIP were converted into ordinary shares M and all other ordinary shares were converted into ordinary shares A. Upon the second amendment, the par value per ordinary share A was increased from EUR 0.09 to EUR 9.24 at the expense of the share premium reserve. Upon the third amendment, the nominal value per ordinary share A was reduced to an amount of EUR 0.06, by decreasing the nominal value per ordinary share A by an amount of EUR 9.18, which resulted in a repayment of the same amount per share to holders of ordinary shares into which the ordinary shares A were converted. The fourth amendment provided for the consolidation of the ordinary shares A through the exchange of each 100 ordinary shares for 77 ordinary shares, resulting in an increase of the nominal value per ordinary share from EUR 0.06 to EUR 0.09, whereby the aggregate difference was booked at the expense of the share premium reserve. The fifth and last amendment provided for the deletion of the share class M for participants to the CCIP and the share class A for the other shareholders. The ordinary shares M and A were converted thereafter into ordinary shares without a specific letter mark attached to it. These amendments in substance constitute a Synthetic Share Buyback in which we effectively repurchased 93,411,216 shares at an average price of EUR 39.91 for a total amount of EUR 3,728.3 million. The difference of EUR 125.6 million between the capital repayment of EUR 3,728.3 million and the net proceeds from issuance of shares of EUR 3,853.9 million relates to the capital repayment on ASML’s treasury shares which was also part of the Synthetic Share Buyback.

Shares Issued in Customer Co-Investment Program

In connection with the CCIP, on September 12, 2012, we issued 62,977,877 ordinary shares to the Stichting that holds shares on behalf of Intel and 12,595,575 ordinary shares to the Stichting that holds shares on behalf of Samsung and on October 31, 2012, ASML issued 20,992,625 ordinary shares to the Stichting that holds shares on behalf of TSMC. We received an amount of EUR 3,853.9 million in relation to the shares issued under the CCIP. For further details on our CCIP see Note 36.

Ordinary Shares

Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository

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Euroclear Nederland or through the DTC cannot hold fractional shares. An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. At our AGM held on April 24, 2013, the Board of Management was authorized from April 24, 2013 through October 24, 2014, subject to the approval of the Supervisory Board, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 24, 2013, plus an additional 5.0 percent of our issued share capital at April 24, 2013 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

Holders of ASML’s ordinary shares have a preemptive right of subscription, in proportion to the aggregate nominal amount of the ordinary shares held by them, to any issuance of ordinary shares for cash, which right may be restricted or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association), the Board of Management has the power subject to approval of the Supervisory Board, to restrict or exclude the preemptive rights of holders of ordinary shares.

Ordinary Shares B

As part of the most recent changes in our Articles of Association, adopted at the EGM held on September 7, 2012, the 9,000 ordinary shares B with a nominal value of EUR 0.01 were introduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an ordinary share B. Every holder of an ordinary share B is entitled to one-ninth (1/9) of a dividend. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative Preference Shares

In 1998, we granted to the preference share Foundation, the Preference Share Option. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

Per the amendment of our Articles of Association on May 6, 2011, the nominal value of the cumulative preference shares was increased to EUR 0.09. The number of cumulative preference shares included in the authorized share capital was decreased to 700,000,000. This was done to simplify the Articles of Association, and to give each share the right to cast one vote in the General Meeting of Shareholders.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The preference share option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.

Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the preference share option is exercised and as a result cumulative preference shares are issued, ASML, at

ASML STATUTORY ANNUAL REPORT 2013	139

the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.

If the Foundation will not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities. Former chairman Mr. A. Baan passed away on April 5, 2013 and was succeeded by Mr. H. Bodt. As of June 1, 2013, the members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

Legal Reserves

Changes in legal reserves during 2013 and 2012 were as follows:

(in thousands)	Hedging reserve EUR	Currency translation reserve EUR	Reserve for capitalized development expenditures EUR	Total EUR

Balance at January 1, 2012	2,984	(103,567)	259,622	159,039

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	5,927	-	5,927
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	214	-	-	214
Transfers to net income	(7,761)	-	-	(7,761)

Development expenditures	-	-	192,482	192,482
Currency translation on development expenditures	-	1,119	(1,119)	-

Balance at December 31, 2012	(4,563)	(96,521)	450,985	349,901

Components of statement of comprehensive income:
Foreign currency translation:
Gain (Loss) on translation of foreign operations	-	(122,000)	-	(122,000)

Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	(5,370)	-	-	(5,370)
Transfers to net income	(2,276)	-	-	(2,276)

Development expenditures	-	-	231,523	231,523
Currency translation on development expenditures	-	4,570	(4,570)	-

Balance at December 31, 2013	(12,209)	(213,951)	677,938	451,778

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.

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Appropriation of Net Income

As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.

For 2013, a proposal to declare a dividend of EUR 0.61 per ordinary share of EUR 0.09 nominal value will be submitted to the AGM to be held on April 23, 2014.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in our Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share Buyback Programs

In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements, our current share price, other market conditions and other relevant factors.

On April 24, 2013, the AGM authorized the repurchase of up to a maximum of two times 10.0 percent of our issued share capital as of the date of authorization through October 24, 2014.

On April 17, 2013, we announced our intention to repurchase up to EUR 1.0 billion of our own shares within the 2013-2014 timeframe. During the period from April 18, 2013 up to and including December 31, 2013, we had purchased 4,614,179 of our shares for a total amount of EUR 300.0 million at an average price of EUR 65.02 per share. These shares are intended to be cancelled in 2014.

The following table provides a summary of our repurchased shares in 2013:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR)

April 18 - 30, 2013	297,500	55.35	297,500	983,534,770
May 2 - 31, 2013	389,974	61.76	687,474	959,449,401
June 1 - 30, 2013	749,434	60.39	1,436,908	914,192,630
July 1 - 31, 2013	321,486	65.20	1,758,394	893,232,250
August 1 - 31, 2013	283,097	67.83	2,041,491	874,028,834
September 1 - 30, 2013	179,146	69.06	2,220,637	861,656,533
October 3 - 31, 2013	556,443	69.34	2,777,080	823,072,791
November 1 - 30, 2013	962,146	66.76	3,739,226	758,841,727
December 1 - 31, 2013	874,953	67.25	4,614,179	700,000,036

Total	4,614,179	65.02

5. Personnel

The average number of employees employed by the ASML Holding N.V. at year-end 2013 was five (2012: five).

As a result of enacted Dutch tax legislation (‘Wet uitwerking fiscale maatregelen Begrotingsakkoord 2013’) during 2013, the Company incurred an expense of EUR 3.1 million (2012: EUR 2.4 million) in relation to the (former) members of the Board of Management.

ASML does not consider the Dutch Tax legislation (‘Wet uitwerking fiscale maatregelen Begrotingsakkoord 2013’) to be a remuneration or an employee benefit. For information regarding the remuneration of the (former) members of the Board of Management and Mr. Nickl reference is made to Note 31 to the Consolidated Financial Statements.

6. Principal Accountant Fees and Services

For information regarding auditor’s fees, we refer to note 35 to the Consolidated Financial Statements.

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7. Commitments and Contingencies

ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: ASML Netherlands B.V. Furthermore, ASML Holding N.V. has guaranteed all liabilities outstanding at December 31, 2013, until all are satisfied in full, in accordance with section 479C of the UK Companies Act 2006 with respect to its overseas subsidiary ASML (UK) Ltd (registered number SC176574) and accordingly, under section 479A of that Act ASML (UK) Ltd is exempt from the requirement to have its financial statements audited.

From time to time we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.

ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2012 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V.

8. Amounts due from/due to Subsidiaries

Interest on amounts due from subsidiaries is calculated based on monthly base rates plus a market-conform mark-up, interest on amounts due to subsidiaries is calculated based on monthly base rate, minus a small fee, with a minimum of 0 percent. All balances due from/due to subsidiaries are repayable on demand.

Veldhoven, the Netherlands

February 11, 2014

Prepared by

The Board of Management1:

Peter T.F.M. Wennink

Martin A. van den Brink

Frits J. van Hout

Frédéric J.M. Schneider-Maunoury

1)	Mr. Nickl’s appointment to ASML’s Board of Management is subject to the notification of the AGM, scheduled to be held on April 23, 2014

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Other Information

The additional information below includes a brief summary of the most significant provisions of our Articles of Association. See Note 19 of the Consolidated Financial Statements.

Adoption of Financial Statements

The Board of Management will submit our statutory annual report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.

Statements Appropriation and Determination of Net Income

Dividends may be payable out of net income or retained earnings shown in the Company Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of our net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders’ resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Annually, the Board of Management will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2012, a dividend was declared of EUR 0.53 per ordinary share of EUR 0.09 nominal value which was paid in 2013.

A proposal will be submitted to the Annual General Meeting of Shareholders on April 23, 2014 to declare a dividend for 2013 of EUR 0.61 per ordinary share of with a EUR 0.09 nominal value.

Voting Rights

We are subject to the relevant provisions of Dutch law applicable to large corporations (the “structuurregime”). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. We do not solicit from or nominate proxies for our shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

EGMs may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. In the General Meeting of Shareholders each share confers the right to cast one vote.

Subsequent Events

Subsequent events were evaluated up to February 11, 2014, which is the issuance date of this Annual Report 2013. There are no subsequent events to report.

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Independent Auditor’s Report

To: The General Meeting of ASML Holding N.V.

Report on the financial statements

We have audited the accompanying financial statements for the year 2013 of ASML Holding N.V., Veldhoven. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as per December 31, 2013, the consolidated statement of profit or loss, the consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as per December 31, 2013, the company statement of profit or loss for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as per December 31, 2013 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of ASML Holding N.V. as per December 31, 2013 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

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Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.

/s/ G.M. Dekker

Eindhoven, The Netherlands

February 11, 2014

ASML STATUTORY ANNUAL REPORT 2013	145

ASML STATUTORY ANNUAL REPORT 2013	146

Information and Investor Relations

Financial Calendar

April 16, 2014

Announcement of First Quarter results for 2014

April 23, 2014

General Meeting of Shareholders

Auditorium, ASML Building 7,

De Run 6665

Veldhoven, the Netherlands

July 16, 2014

Announcement of Second Quarter results for 2014

October 15, 2014

Announcement of Third Quarter results for 2014

Fiscal Year

ASML’s fiscal year ends on December 31, 2014

Listing

The ordinary shares of ASML are listed on the official market of the Euronext Amsterdam by NYSE Euronext Amsterdam and in the United States on the NASDAQ, under the symbol “ASML”. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations

ASML Investor Relations will supply information or copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Statutory Annual Report. These Annual Reports, quarterly releases and other information are also available on our website (www.asml.com).

ASML STATUTORY ANNUAL REPORT 2013	147

ASML STATUTORY ANNUAL REPORT 2013	148

ASML Worldwide Contact Information

Corporate Headquarters

De Run 6501

5504 DR Veldhoven

The Netherlands

Mailing Address

P.O. Box 324

5500 AH Veldhoven

The Netherlands

United States Main Offices

2650 W Geronimo Place

Chandler, AZ 85224

U.S.A.

77 Danbury Road

Wilton, CT 06897

U.S.A.

17075 Thornmint Court

San Diego, CA 92127

U.S.A

Asia Main Office

17th Floor Suite 1702-3

Queen’s road Central 100

Hong Kong

Corporate Communications

phone: +31 40 268 7870

email: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938

email: investor.relations@asml.com

For more information please visit our

website www.asml.com

ASML STATUTORY ANNUAL REPORT 2013	149

Definitions

Name	Description

AFM	Autoriteit Financiële Markten; the Netherlands Authority for the Financial Markets

AFS	Available-for-Sale

AGM	Annual General Meeting of Shareholders

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and its subsidiaries

ASP	Average selling price

Brion	Brion Technologies, Inc.

Canon	Canon Kabushiki Kaisha

CCIP	Customer Co-Investment Program

CD	Critical Dimension

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CGU	Cash Generating Unit

CGU ASML excluding CLS	Cash Generating Unit ASML excluding Cymer Light Sources

CGU CLS	Cash Generating Unit Cymer Light Sources

CMO	Chief Marketing Officer

Code	Dutch Corporate Governance Code

Code of Conduct	Code of ethics and conduct

CODM	Chief Operating Decision Maker

Commission	The United States Securities and Exchange Commission

Company	ASML Holding N.V.

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPO	Chief Program Officer

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CRSB	Corporate Risk and Sustainability Board

CTO	Chief Technology Officer

Customer Stichtingen	Intel Stichting and TSMC Stichting jointly referred. Shares held by Participating Customers in the CCIP, are held through Foundations that issued to the Participating Customers depository receipts representing shares held by these Foundations

Cymer	Formerly known as Cymer Inc.

De Nederlandsche Bank	the Dutch central bank, which is the supervisor of all pension companies in the Netherlands

Deloitte	Deloitte Accountants B.V.

DPT	Double patterning technology

DTC	Depositary Trust Company

Dutch GAAP	Accounting principles generally accepted in the Netherlands

EGM	Extraordinary General Meeting of Shareholders

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Name	Description

EU	European Union

EUR	Euros

Euro	Euros

Eurobonds	Our EUR 600 million 5.75 percent senior notes due 2017 and our EUR 750 million 3.375 percent senior notes due 2023

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

EUV	Extreme Ultraviolet

EVP	Executive Vice President

FAT	Factory Acceptance Test

FMSA	Financial Markets Supervision Act (‘Wet op het financieel toezicht’ (Wft))

Foreign Currency	Currency other than the currency of the primary economic environment in which the entity operates

Foundation	Stichting Preferente Aandelen ASML

FTEs	Full-time equivalents

Functional Currency	The currency of the primary economic environment in which the entity operates

holistic lithography	Optimize the scanner performance by taken into account the entire chip creation process, from design to volume manufacturing

IC	Intercircuit

IFRS	International Financial Reporting Standards

IFRS-EU	International Financial Reporting Standards as adopted by the European Union

Intel	Intel Corporation

Intel 450mm NRE Funding Agreement	Agreement related to the development of 450mm lithography equipment

Intel EUV NRE Funding Agreement	Agreement related to the development of EUV lithography equipment

Intel Investment Agreement	The investment agreement between ASML and Intel

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

KPI	Key Performance Indicator

KrF	Krypton Fluoride

Logic	Micro-processor manufacturers and Foundries

Memory	NAND-Flash memory and DRAM memory chipmakers

NASDAQ	NASDAQ Stock Market LLC

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	A patent Cross-License agreement between Nikon, ASML and Zeiss, related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the TSMC NRE Funding Agreement, and the Samsung NRE Funding Agreement

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXE:3100	Second-generation EUV systems

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Name	Description

NXE:3300B	Third-generation EUV systems

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay.

OCI	Other Comprehensive Income

Participating customers	Collective of the participants of the Customer Co-Investment Program; Intel Corporation (“Intel”), Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) and Samsung Electronics Corporation (“Samsung”)

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RDA	Research and Development Deduction (“Research and Development Aftrek”)

Recoverable Amount	The higher amount of fair value less costs to sell and value in use

Samsung	Samsung Electronics Corporation

Samsung Investment Agreement	The investment agreement between ASML and Samsung

Samsung NRE Funding Agreement	ASML and Samsung entered into the Samsung NRE funding agreement

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

Shareholder Agreement	In connection with the issuance of shares pursuant to the Intel Investment Agreement, on September 12, 2012 ASML, Intel and the Intel Stichting entered into a shareholder agreement (we refer to page 51)

SNC	Selection and Nomination Committee

SOX 404	Section 404 of the Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

SPE Shareholders	Syndicate of three banks solely for the purpose of leasing the headquarter in Veldhoven

STI	Short-term incentive

the Intel Investment Agreement	The investment agreement between ASML and Intel

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC Investment Agreement	The investment agreement between ASML and TSMC

TSMC NRE Funding Agreement	ASML and TSMC entered into the TSMC NRE funding agreement

TSMC Stichting	Stichting Administratiekantoor TSMC

U.S. dollars	United States dollars

US GAAP	Generally accepted accounting principles in the United States of America

USD	United States dollars

VLSI Research	An independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market

WACC	Weighted Average Cost of Capital

Wavelength	The frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss SMT AG

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